      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1996

                                                      REGISTRATION NO. 333-02400
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        MICROCIDE PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          CALIFORNIA                        8731                        94-3186021
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)      IDENTIFICATION NUMBER)

                                850 MAUDE AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 428-1550
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JAMES E. RURKA
                     PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                    DIRECTOR
                        MICROCIDE PHARMACEUTICALS, INC.
                                850 MAUDE AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 428-1550
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

          MICHAEL J. O'DONNELL, ESQ.                      THOMAS C. JANSON, JR.
    WILSON SONSINI GOODRICH & ROSATI, P.C.                SKADDEN, ARPS, SLATE,
              650 PAGE MILL ROAD                              MEAGHER & FLOM
         PALO ALTO, CALIFORNIA 94304                      300 SOUTH GRAND AVENUE
                (415) 493-9300                        LOS ANGELES, CALIFORNIA 90071
                                                              (213) 687-5000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  / /
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                        PROPOSED        PROPOSED
                                                        MAXIMUM         MAXIMUM
TITLE OF EACH CLASS                    AMOUNT           OFFERING       AGGREGATE       AMOUNT OF
OF SECURITIES TO                       TO BE             PRICE          OFFERING      REGISTRATION
BE REGISTERED                        REGISTERED       PER SHARE(2)      PRICE(2)         FEE(3)
- --------------------------------
Common Stock, par value $0.001
  per share..................... 2,875,000 shares(1)      $14.00      $40,250,000       $13,879
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3) Fee previously paid in connection with original filing on March 18, 1996.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        MICROCIDE PHARMACEUTICALS, INC.

                             CROSS-REFERENCE SHEET

                  ITEM AND HEADING IN
       FORM S-1 REGISTRATION STATEMENT PROSPECTUS             LOCATION IN PROSPECTUS
       ------------------------------------------   ------------------------------------------
  1.   Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus....   Outside Front Cover Page
  2.   Inside Front and Outside Back Cover Pages
       of Prospectus ............................   Inside Front Cover Page; Outside Back
                                                    Cover Page
  3.   Summary Information and Risk Factors......   Prospectus Summary; Risk Factors; The
                                                    Company
  4.   Use of Proceeds...........................   Use of Proceeds
  5.   Determination of Offering Price...........   Underwriting
  6.   Dilution..................................   Dilution
  7.   Selling Security Holders..................   Not Applicable
  8.   Plan of Distribution......................   Outside and Inside Front Cover Pages;
                                                    Underwriting
  9.   Description of Securities to be
       Registered................................   Prospectus Summary; Capitalization;
                                                    Description of Capital Stock
 10.   Interests of Named Experts and Counsel....   Legal Matters
 11.   Information with Respect to the
       Registrant................................   Outside and Inside Front Cover Pages;
                                                    Prospectus Summary; Risk Factors; The
                                                    Company; Use of Proceeds; Dividend Policy;
                                                    Capitalization; Dilution; Selected
                                                    Financial Data; Management's Discussion
                                                    and Analysis of Financial Condition and
                                                    Results of Operations; Business;
                                                    Management; Certain Transactions;
                                                    Principal Stockholders; Description of
                                                    Capital Stock; Shares Eligible for Future
                                                    Sale; Financial Statements
 12.   Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...............................   Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OF QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 14, 1996

PROSPECTUS

                                2,500,000 SHARES

                                      LOGO

                        MICROCIDE PHARMACEUTICALS, INC.
                                  COMMON STOCK
                            ------------------------

     All of the 2,500,000 shares of Common Stock offered hereby are being issued and sold by Microcide Pharmaceuticals, Inc. ("Microcide" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share of Common Stock will be between $12.00 and $14.00. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made to have the Company's Common Stock quoted on the Nasdaq National Market under the symbol "MCDE."

      SEE "RISK FACTORS" (BEGINNING ON PAGE 5) FOR A DISCUSSION OF CERTAIN MATERIAL RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)          COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against, and to provide contribution with respect to, certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(2) Before deducting estimated expenses of $800,000 payable by the Company.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to 375,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $          , $          and $          ,
    respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or
about             , 1996.
                            ------------------------

MERRILL LYNCH & CO.
                            ALEX. BROWN & SONS
                                      INCORPORATED
                                                   COWEN & COMPANY
                            ------------------------

               The date of this Prospectus is             , 1996.

                            [GRAPHIC APPEARS HERE]






          [Narrative description:  Graphic description of the stages of the Company's research programs]





IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Microcide(TM), Microcide Pharmaceuticals(TM) and the Microcide logo are claimed as trademarks of the Company. This Prospectus also includes names and marks of companies other than the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Microcide is a biopharmaceutical company founded to discover, develop and commercialize novel antibiotics for the treatment of serious bacterial infections. The Company's discovery and development programs address the growing problem of bacterial drug resistance through two principal themes: (i) Targeted Antibiotics, which focuses on developing novel antibiotics and antibiotic potentiators, and (ii) Targeted Genomics, which utilizes bacterial genetics to discover new classes of antibiotics and other novel treatments for bacterial disease.

     The Company believes that the antibiotics market provides an attractive opportunity for its research and development activities because (i) it is the third largest pharmaceutical market, totaling $22.9 billion in worldwide sales, including $6.3 billion in the United States, for the twelve months ended September 1995; (ii) there are significant unmet clinical needs, caused by growing bacterial resistance problems, that require new antibacterial therapies; and (iii) the preclinical and clinical development process for antibiotics generally follows an efficient and well-defined path to the market.

     Microcide's Targeted Antibiotics programs seek to rapidly develop clinically useful antibiotics tailored to treat specific bacterial infections, as well as antibiotic potentiators, which will overcome resistance pathways and restore usefulness to existing antibiotics that have been rendered ineffective. The specific problematic bacteria being addressed by the Company (staphylococci, enterococci, Pseudomonas aeruginosa and Streptococcus pneumoniae) are responsible for 44% of the approximately two million hospital-acquired infections occurring annually in the United States. These infections are estimated to result in approximately eight million days of extended hospital stay and account for more than $4.0 billion in additional health care costs each year.

     Microcide's Targeted Genomics programs seek to identify the pharmaceutically relevant portion of bacterial genomes that are essential to bacterial viability in vitro (the Essential Genes Program) or to bacterial growth and virulence in vivo (the Pathogenesis Program). In the Essential Genes Program, Microcide has identified approximately 80 essential gene targets which are being incorporated into the Company's high-throughput, multi-channel screening system to discover new classes of antibiotics. In the Pathogenesis Program, Microcide is developing and utilizing new molecular genetics technologies to identify pathogenesis genes in order to discover and develop novel therapeutic agents.

     The Company has entered into collaborative agreements with three major pharmaceutical companies to enhance certain of its discovery and development programs. To date, the Company's collaborative partners have provided the Company with $11.3 million of license fees and research support payments and $10.0 million in equity investments. Assuming each of the collaborative agreements continues until its scheduled expiration, the Company will be entitled to receive an additional $34.2 million of research support payments. The Company has retained rights to products which may result from its internal programs.

     Ortho/J&J. Microcide is collaborating with Ortho Pharmaceutical Corporation, a Johnson & Johnson company ("Ortho/J&J"), to discover and develop novel beta-lactam antibiotics, antibiotic potentiators and inhibitors of bacterial signal transduction targeted at problematic Gram-positive bacteria, including staphylococci and enterococci. The Company expects to select with Ortho/J&J its initial product candidate, a Gram-positive beta-lactam, in 1996 and to enter into clinical trials during 1997. If specified research and development milestones are achieved, the Company will be entitled to receive up to $16.5 million for the initial product and up to $15.5 million for each subsequent product developed within the collaboration.

     Daiichi. Microcide is collaborating with Daiichi Pharmaceutical Co., Ltd. ("Daiichi") to discover and develop bacterial efflux pump inhibitors to be used in combination with Daiichi's quinolone antibiotics to target Gram-negative bacteria, including pseudomonas. The Company expects to select with Daiichi its first quinolone potentiation candidate by mid-1997 for clinical development. If specified research and development milestones are achieved, Microcide will be entitled to receive up to $13.0 million for each product developed within the collaboration.

     Pfizer. Microcide is collaborating with Pfizer Inc ("Pfizer") to implement its essential gene and multi-channel screening system to discover novel classes of antibiotics. If specified research and development milestones are achieved, Microcide will be entitled to receive milestone payments of up to $32.5 million for each product developed within the collaboration.

                                  THE OFFERING

Common Stock offered.............................   2,500,000 shares
Common Stock to be outstanding after the
  Offering.......................................   10,256,981 shares(1)
Use of proceeds..................................   To fund certain of the Company's
                                                    research and development activities and
                                                    for general corporate purposes. See "Use
                                                    of Proceeds."
Proposed Nasdaq National Market symbol...........   MCDE

- ---------------
(1) Based upon shares of Common Stock outstanding as of March 31, 1996, on a fully converted basis. Excludes 160,187 shares of Common Stock issuable upon exercise of warrants and 690,600 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1996. See
    "Business -- Collaborative Agreements," "Management -- Employee Benefit Plans," "Description of Capital Stock," and Note 8 of Notes to Financial Statements.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 PERIOD FROM
                                                  INCEPTION                              THREE MONTHS
                                                (DECEMBER 11,         YEAR ENDED            ENDED
                                                    1992)            DECEMBER 31,         MARCH 31,
                                               TO DECEMBER 31,     -----------------   ----------------
                                                     1993           1994      1995      1995      1996
                                              ------------------   -------   -------   -------   ------
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees...............................      $     --        $    --   $ 3,000   $    --   $1,000
  Research revenue...........................            --             --     1,985        --    1,625
                                                    -------        -------   -------
     Total revenues..........................            --             --     4,985        --    2,625
Operating expenses:
  Research and development...................         1,685          5,180     6,400     1,324    1,780
  General and administrative.................         1,251          1,823     2,080       479      526
                                                    -------        -------   -------
     Total operating expenses................         2,936          7,003     8,480     1,803    2,306
                                                    -------        -------   -------
Income (loss) from operations................        (2,936)        (7,003)   (3,495)   (1,803)     319
Interest income..............................            32            218       257        85      137
Interest expense.............................           (13)          (249)     (278)      (70)     (73)
                                                    -------        -------   -------
     Net income (loss).......................      $ (2,917)       $(7,034)  $(3,516)  $(1,788)  $  383
                                                    =======        =======   =======
Pro forma net income (loss) per share(1).....                                $ (0.44)  $ (0.22)  $ 0.04
                                                                             =======
Shares used in computing pro forma net loss
  per share(1)...............................                                  8,052     8,039    8,563

                                                                                  MARCH 31, 1996
                                                                      ACTUAL      AS ADJUSTED(2)
                                                                      -------     --------------
BALANCE SHEET DATA:
Cash and cash equivalents...........................................  $15,093        $ 44,518
Working capital.....................................................   11,020          40,445
Total assets........................................................   20,691          50,116
Long-term obligations...............................................    1,810           1,810
Deficit accumulated during development stage........................  (13,084)        (13,084)
Total stockholders' equity..........................................   14,596          44,021

- ---------------
(1) See Note 1 of Notes to Financial Statements for information concerning the calculation of pro forma net loss per share.

(2) As adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                            ------------------------

     Unless otherwise indicated, all information in this Prospectus (i) assumes the Underwriters' over-allotment option is not exercised, (ii) assumes the Company's reincorporation in the State of Delaware, which will be completed prior to the consummation of the Offering, (iii) reflects a 1-for-5 reverse stock split effective April 5, 1996, and (iv) assumes the issuance of 6,880,791 shares of Common Stock upon the conversion of outstanding shares of Convertible Preferred Stock, which will occur in accordance with the terms thereof upon completion of the Offering. See "Capitalization," "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities and Exchange Act of 1934 (the "Exchange Act"). Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and other factors discussed elsewhere in this Prospectus. An investment in the shares of Common Stock being offered hereby involves a high degree of risk. Accordingly, prospective investors should consider carefully the following risk factors, as well as all other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.

     ABSENCE OF DEVELOPED PRODUCTS; EARLY STAGE OF PRODUCT DEVELOPMENT. The Company was founded in December 1992, has not commenced clinical development of any drugs and does not expect that any drugs resulting from its and its collaborative partners' research and development efforts will be commercially available for a significant number of years, if at all. Since inception, the Company has focused its activities on the development of a gene function-based technology platform and other proprietary information to identify and commercialize novel antibiotics for the treatment of serious bacterial infections. It is difficult to predict when, if ever, the Company will be able to successfully discover novel lead compounds for potential development as product candidates. All compounds discovered by the Company will require extensive preclinical and clinical testing prior to submission of any regulatory application for commercial use. Extensive preclinical and clinical testing required to establish safety and efficacy will take a number of years, and the time required to commercialize new drugs cannot be predicted with accuracy. There can be no assurance that the Company's approach to drug discovery, or the efforts of any collaborative partner of the Company, will result in the development of any drugs, or that any drugs, if successfully developed, will be proven to be safe and effective in clinical trials, meet applicable regulatory standards, be capable of being manufactured in commercial quantities at reasonable costs or be successfully commercialized. Product development of new pharmaceuticals is highly uncertain, and unanticipated developments, clinical or regulatory delays, unexpected adverse effects or inadequate therapeutic efficacy would slow or prevent product development efforts of the Company or its collaborative partners and have a material adverse effect on the Company's operations. See "Business."

     DEPENDENCE ON COLLABORATIVE PARTNERS AND OTHERS. Part of the Company's business strategy is to enhance its research and development capabilities, and to fund in part its capital requirements by entering into collaborative and licensing arrangements with major pharmaceutical companies. The Company has entered into two Research and License Agreements, dated as of October 24, 1995, with Ortho/J&J and the R.W. Johnson Pharmaceutical Research Institute (the "Ortho/J&J Agreements"), a Joint Research Agreement, dated as of November 6, 1995, with Daiichi (the "Daiichi Agreement"), and a Collaborative Research Agreement and License and Royalty Agreement, dated as of March 1, 1996, with Pfizer (the "Pfizer Agreements" and, together with the Ortho/J&J Agreements and the Daiichi Agreement, the "Collaborative Agreements"). Under the Collaborative Agreements, which cover three of the Company's programs, each of Ortho/J&J, Daiichi and Pfizer is responsible for (i) selecting compounds discovered in its collaboration with the Company for subsequent development, (ii) conducting preclinical testing, clinical trials and obtaining required regulatory approvals of such drug candidates, and (iii) manufacturing and commercializing resulting drugs. As a result, the Company's receipt of revenues (whether in the form of continued research funding, product development milestones or royalties on sales) under the Collaborative Agreements is dependent upon the decisions made and activities undertaken by its collaborative partners and upon the development, manufacturing and marketing resources of its collaborative partners. The amount and timing of resources dedicated by the Company's collaborative partners to their respective collaborations with the Company is not within the Company's control. Moreover, certain compounds discovered by the Company may be viewed by the Company's collaborative partners as competitive with such partners' products or potential products. Accordingly, there can be no assurance that the Company's collaborators will elect to proceed with the development of compounds which the Company believes to be promising, or that they will not pursue their existing or alternative technologies in preference to such compounds. There can be no assurance that the interests of the Company will continue to coincide with those of its collaborative partners, that some of the

Company's collaborative partners will not develop independently or with third parties drugs that could compete with drugs of the types covered by the collaborations, or that disagreements over rights or technology or other proprietary interests will not occur.

     The Company is dependent on its collaborative partners to fund a substantial portion of its activities over the next several years. However, Ortho/J&J can terminate its collaboration with the Company at any time upon six months' prior written notice, Daiichi can terminate its collaboration with the Company at any time after July 1, 1997 upon six months' prior written notice, and Pfizer can terminate its collaboration with the Company at any time after February 1999 upon six months' prior written notice. If any of the Company's collaborative partners terminates or breaches its Collaborative Agreement with the Company, or fails to devote adequate resources to or to conduct in a timely manner its collaborative activities, the research program under the applicable Collaborative Agreement or the development and commercialization of drug candidates subject to such collaboration would be materially adversely affected. Further, there can be no assurance that the Company's collaborations with Ortho/J&J, Daiichi and Pfizer will be successful. Nor can there be any assurance that the Company will be able to enter into acceptable collaborative or licensing arrangements with other pharmaceutical companies in the future, or that, if negotiated, such arrangements would be successful. See
"Business -- Collaborative Agreements."

     The Company intends to rely on its collaborative partners for the manufacturing and marketing of any products which result from such collaborations. In addition, as part of its business strategy, the Company plans to retain rights to certain research programs not currently covered by the Collaborative Agreements for internal product development and subsequent commercialization by the Company in North America. Outside North America, the Company anticipates entering into collaborations with third parties for distribution and commercialization of any products developed internally by the Company. See "Business -- Microcide's Research Programs." There can be no assurance that the Company will be able either to successfully commercialize any internally developed products in North America itself or to enter into any such collaborations for distribution and commercialization of such products outside North America on acceptable terms, if at all.

     FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The operation of the Company's business will require substantial capital resources. The Company believes that the anticipated net proceeds from this Offering, together with its existing capital resources, interest income and future payments due under the Collaborative Agreements, will be sufficient to enable it to satisfy its current funding requirements through 1998. However, there is no assurance that such funds will be sufficient to meet the capital needs of the Company during such period. Moreover, a significant amount of the future payments due under the Collaborative Agreements is contingent upon achieving various milestones, and there can be no assurance that the Company will receive the expected level of payments under the Collaborative Agreements. In the event that the Company requires additional funding, the Company will seek to raise such additional funding from other sources, including other collaborative partners and licensees, and through public or private financings, including sales of equity or debt securities. Any such collaborative or licensing arrangement could result in limitations on the Company's ability to control the research and development of potential drugs and the commercialization of resulting drugs, if any, and could limit profits, if any, therefrom. Any such equity financing could result in dilution to the Company's then-existing stockholders. There can be no assurance that additional funds will be available on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. If adequate funds are not available, the Company may be required to curtail significantly or eliminate one or more of its research programs. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Collaborative Agreements."

     HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT; NO PRODUCT
REVENUE. The Company has incurred net losses every year since its inception in December 1992. At March 31, 1996, the Company's accumulated deficit was approximately $13.1 million. Losses have resulted principally from costs incurred in connection with the Company's research and development activities and from general and administrative costs associated with the Company's operations. The Company expects to continue to incur operating losses. The only revenues generated by the Company to date have resulted from license fees and research support payments under the Collaborative Agreements. Microcide's right to receive research support payments under the Ortho/J&J Agreements, the Daiichi Agreement and the Pfizer Agreements are scheduled to expire in October 1998, March 1998 and February 2001, respectively, unless the research programs under such agreements are extended or earlier terminated. Research support payments under each of the Collaborative Agreements will terminate if Ortho/J&J, Daiichi or Pfizer terminates its research program with the Company earlier than the scheduled expiration date of such research program. See "Business -- Collaborative Agreements." The Company will not receive revenues or royalties from drug sales unless it or one of its collaborative partners successfully completes clinical trials with respect to a drug candidate, obtains regulatory approvals for that drug candidate and commercializes the resulting drug. The Company will not receive revenues or royalties from sales of drugs for a significant number of years, if at all. Failure to receive significant revenue or achieve profitable operations could impair the Company's ability to sustain operations, and there can be no assurance that the Company will ever receive significant revenues or achieve profitable operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     DEPENDENCE ON PROPRIETARY TECHNOLOGY AND UNPREDICTABILITY OF PATENT PROTECTION. The Company's success depends, in part, on its ability to establish, protect and enforce its proprietary rights relating to its lead compounds, gene discoveries, screening technology and certain other proprietary technology. The Company has filed approximately 30 patent applications in the United States, in addition to applications filed in other countries, in order to protect lead compounds, gene discoveries and screening technology, but no United States or foreign patent has been issued to the Company to date. The patent position of biotechnology and pharmaceutical companies is highly uncertain and involves many complex legal and technical issues. There can be no assurance that patents will be granted with respect to any of the Company's patent applications currently pending in the United States or in other countries, or with respect to applications filed by the Company in the future. The failure by the Company to obtain patents pursuant to the applications referred to herein and any future applications could have a material adverse effect on the Company. Furthermore, no assurance can be given that any patents which may be issued to the Company will not be infringed, challenged, invalidated or circumvented by others, or that the rights granted thereunder will provide competitive advantages to the Company. In particular, it is difficult to enforce patents covering methods of use of screening and other similar technologies. Litigation to establish the validity of patents, to defend against patent infringement claims and to assert infringement claims against others can be expensive and time-consuming, even if the outcome is favorable to the Company. If the outcome of patent prosecution or litigation is not favorable to the Company, the Company could be materially adversely affected.

     The commercial success of the Company also depends on the Company's ability to operate without infringing patents and proprietary rights of third parties. There can be no assurance that the Company's products will not infringe on the patents or proprietary rights of others. The Company may be required to obtain licenses to patents or other proprietary rights of others. No assurance can be given that any such licenses would be made available on terms acceptable to the Company, if at all. The failure to obtain such licenses could result in delays in the Company's or its collaborative partners' activities, including the development, manufacture or sale of drugs requiring such licenses, or preclude such development, manufacture or sale. See "Business -- Collaborative Agreements" and "Business -- Patents, Proprietary Technology and Trade Secrets."

     In addition to patent protection, the Company relies on trade secrets, proprietary know-how and technological advances which it seeks to protect, in part, by confidentiality agreements with its collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any such breach, or that the Company's trade secrets, proprietary know-how and technological advances will not otherwise become known or be independently discovered by others.

     RISK OF TECHNOLOGICAL OBSOLESCENCE; HIGHLY COMPETITIVE INDUSTRY. The Company operates in a field in which new developments are occurring at an increasing pace. Competition from biotechnology and pharmaceutical companies, joint ventures, academic and other research institutions and others is intense and is expected to increase. Many of the Company's competitors have substantially greater financial, technical and personnel resources than the Company. Although the Company believes that it has identified new and distinct approaches to drug discovery, there are other companies with drug discovery programs, at least some of the objectives of which are the same as or similar to those of the Company. Competing technologies may be developed which would render the Company's technologies obsolete or non-competitive. The Company is aware of many pharmaceutical and biotechnology companies that are engaged in efforts to treat each of the infectious diseases for which the Company is seeking to develop therapeutic products. There can be no assurance that competitors of the Company will not develop competing drugs that are more effective than those developed by the Company and its collaborative partners or obtain regulatory approvals of their drugs more rapidly than the Company and its collaborative partners, thereby rendering the Company's and its collaborative partners' drugs obsolete or noncompetitive. Moreover, there can be no assurance that the Company's competitors will not obtain patent protection or other intellectual property rights that would limit the Company's or its collaborative partners' ability to use the Company's technology or commercialize its or their drugs. See
"Business -- Competition."

     NO ASSURANCE OF MARKET ACCEPTANCE OR THIRD PARTY REIMBURSEMENT. There can be no assurance that any products successfully developed by the Company or its collaborative partners, if approved for marketing, will achieve market acceptance. The antibiotic products which the Company is attempting to develop will compete with a number of well-established traditional antibiotic drugs manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any products developed by the Company will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company's product candidates, their potential advantage over existing treatment methods, and reimbursement policies of government and third-party payors. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its collaborative partners.

     The ability of the Company and its collaborative partners to receive revenues and income with respect to drugs, if any, developed through the use of the Company's technology will depend, in part, upon the extent to which reimbursement for the cost of such drugs will be available from third-party payors, such as government health administration authorities, private health care insurers, health maintenance organizations, pharmacy benefits management companies and other organizations. Third-party payors are increasingly challenging the prices charged for pharmaceutical products. There can be no assurance that third-party reimbursement will be available or sufficient to allow profitable price levels to be maintained for drugs developed by the Company or its collaborative partners. The inability to maintain profitable price levels for such drugs could adversely affect the Company's business.

     LACK OF MANUFACTURING, MARKETING OR SALES CAPABILITIES. The Company does not have any experience in the manufacture of commercial quantities of drugs, and its current facilities and staff are inadequate for the commercial production or distribution of drugs. The Company intends to rely on its collaborative partners for the manufacturing, marketing and sales of any products which result from such collaborations. The Company will be required to contract with third parties for the manufacture of other products or to acquire or build production facilities before it can manufacture any such products itself. There can be no assurance that the Company will be able to enter into such contractual manufacturing arrangements with third parties on acceptable terms, if at all, or acquire or build such production facilities itself. To date the Company has no experience with sales, marketing or distribution. Consequently, in order to market any of its products, the Company will be required to develop marketing and sales capabilities, either on its own or in conjunction with others. There can be no assurance that the Company will be able to develop any of these capabilities.

     STRINGENT GOVERNMENT REGULATION AND NEED FOR PRODUCT APPROVALS. The preclinical testing and clinical trials of any compounds developed by the Company or its collaborative partners and the manufacturing and marketing of any drugs resulting therefrom are subject to regulation by numerous federal, state and local governmental authorities in the United States, the principal one of which is the United States Food and Drug Administration (the "FDA"), and by similar agencies in other countries in which drugs developed by the Company or its collaborative partners may be tested and marketed (each of such federal, state, local and other authorities and agencies, a "Regulatory Agency"). Any compound developed by the Company or its collaborative partners must receive Regulatory Agency approval before it may be marketed as a drug in a particular country. The regulatory process, which includes preclinical testing and clinical trials of each compound in order to establish its safety and efficacy, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent Regulatory Agency approval. In addition, delays or rejections may be encountered based upon changes in Regulatory Agency policy during the period of drug development and/or the period of review of any application for Regulatory Agency approval for a compound. Delays in obtaining Regulatory Agency approvals could adversely affect the marketing of any drugs developed by the Company or its collaborative partners, impose costly procedures upon the Company's and its collaborative partners' activities, diminish any competitive advantages that the Company or its collaborative partners may attain and adversely affect the Company's ability to receive royalties. There can be no assurance that, even after such time and expenditures, Regulatory Agency approvals will be obtained for any compounds developed by or in collaboration with the Company. Moreover, if Regulatory Agency approval for a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed that could limit the potential market for any such drug. Furthermore, approved drugs and their manufacturers are subject to continual review, and discovery of previously unknown problems with a drug or its manufacturer may result in restrictions on such drug or manufacturer, including withdrawal of the drug from the market. In addition, Regulatory Agency approval of prices is required in many countries and may be required for the marketing of any drug developed by the Company or its collaborative partners in such countries. See "Business -- Government Regulation."

     UNCERTAINTY OF PHARMACEUTICAL PRICING; IMPACT OF HEALTH CARE REFORM MEASURES. The levels of revenue and profitability of pharmaceutical companies may be affected by continuing governmental efforts to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is already subject to governmental control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar governmental control. Cost control initiatives could decrease the price that the Company or its collaborative partners receive for any products which it or they may develop in the future and have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on the Company's collaborative partners or potential collaborative partners, the Company's ability to commercialize its potential products may be materially adversely affected.

     POTENTIAL PRODUCT LIABILITY CLAIMS; ABSENCE OF INSURANCE. The Company faces an inherent business risk of exposure to potential product liability claims in the event that drugs, if any, developed through the use of its technology are alleged to have caused adverse effects on patients. Such risk exists for products being tested in human clinical trials, as well as products that receive regulatory approval for commercial sale. The Company does not carry product liability insurance. The Company will, if appropriate, seek to obtain product liability insurance with respect to drugs developed by it and by its collaborative partners. However, there can be no assurance that the Company will be able to obtain such insurance. Even if such insurance is obtainable, there can be no assurance that it can be acquired at a reasonable cost or in a sufficient amount to protect the Company against liability that could have an adverse effect on the Company.

     DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent on its management and scientific staff, including James E. Rurka, its President and Chief Executive Officer, and Keith A. Bostian, Ph.D., its Chief Operating Officer, as well as members of its scientific advisory board. Loss of the services of any key individual could have an adverse effect on the Company. The Company does not carry key-man life insurance on any of its executives. The Company believes that its future success will depend, in part, on its ability to attract and retain highly talented managerial and scientific personnel and consultants. The Company faces intense competition for such personnel from, among others, biotechnology and pharmaceutical companies, as well as academic and other research institutions. There can be no assurance that the Company will be able to attract and retain the personnel it requires on acceptable terms. See "Management -- Executive Officers, Directors and Key Employees,"
"Business -- Scientific Consultants" and "Certain Transactions."

     STRINGENT REGULATIONS RELATING TO HAZARDOUS MATERIALS. As with many biotechnology and pharmaceutical companies, the Company's activities involve the use of radioactive compounds and hazardous materials. As a consequence, the Company is subject to numerous environmental and safety laws and regulations. Any violation of, and the cost of compliance with, these regulations could materially adversely affect the Company's operations. The Company is subject to periodic inspections, and has not received notice of any material violations of any environmental or safety law or regulation. See "Business -- Government Regulation."

     CONTROL BY MANAGEMENT AND CURRENT STOCKHOLDERS. Upon completion of the Offering, management of the Company, including executive officers and key employees, will own or control approximately 4% of the outstanding shares of Common Stock, and the existing stockholders of the Company will own or control approximately 76% of the outstanding shares of Common Stock (approximately 73% if the Underwriters' over-allotment option is exercised in full) and will be able to continue to elect the Company's Board of Directors and take other corporate actions requiring stockholder approval, as well as dictate the direction and policies of the Company. See "Principal Stockholders" and "Underwriting."

     EFFECT OF CERTAIN CHARTER AND BYLAWS PROVISIONS; CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions of the Restated Certificate of Incorporation and Bylaws to be adopted by the Company prior to the completion of the Offering in connection with its reincorporation in Delaware (the "Restated Certificate" and "Bylaws", respectively) may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the stockholders, provide for staggered elections of the Company's Board of Directors and specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings. None of these provisions provide for cumulative voting in the election of directors. Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any stockholder owning fifteen percent or more of Company's outstanding voting stock ("interested stockholder") for a period of three years from the date a stockholder becomes an interested stockholder unless certain conditions are met. The possible issuance of Preferred Stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of Common Stock. See "Description of Capital Stock."

     POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of the Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have outstanding 10,256,981 shares of Common Stock (including shares to be issued upon conversion of the Convertible Preferred Stock upon completion of the Offering). All of the 2,500,000 shares sold in the Offering will be freely transferable as of the date of this Prospectus by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act. The remaining 7,756,981 shares of Common Stock that will be outstanding upon completion of the Offering (the "Restricted Shares") will be held by officers, directors, employees, consultants and other stockholders of the Company. The Restricted Shares were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" under the Securities Act. The officers, directors, employees and certain stockholders of the Company, who together hold the Restricted Shares, have agreed not to sell their shares without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this Prospectus. Certain holders of shares of Common Stock and securities convertible into or exercisable for shares of Common Stock have certain registration rights under a registration rights agreement among such holders and the Company. The shares of Common Stock covered by these registration rights include: the 6,880,791 shares of Common Stock which will be issued upon conversion of the Convertible Preferred Stock upon completion of the Offering; and the 160,187 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock for which warrants are exercisable. These registration rights have been waived in connection with the Offering but will, subject to the agreements not to sell referred to above, continue to apply to the aforementioned shares of Common Stock upon completion of the Offering. In addition, the Company intends to register approximately 1,380,000 shares of Common Stock subject to outstanding stock options or reserved for issuance under the Company's stock option plans and employee stock purchase plan following completion of the Offering. See "Management -- Employee Benefit Plans" and "Shares Eligible for Future Sale."

     ABSENCE OF PRIOR TRADING MARKET; DETERMINATION OF PUBLIC OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of Common Stock can be resold at or above the initial public offering price after the Offering. The initial public offering price of the Common Stock has been established by negotiation between the Company and the Representatives of the Underwriters. Such price should not, however, be considered indicative of the actual value of the Common Stock. See "Underwriting." There has been a history of significant volatility in the market prices for shares of biotechnology companies, and it is likely that the market price of the Common Stock will be similarly volatile. Prices for the Common Stock following the Offering may be influenced by many factors, including the depth of the market for the Common Stock, investor perception of the Company, fluctuations in the Company's operating results and market conditions relating to the biotechnology and pharmaceutical industries. In addition, the market price of the Common Stock may be influenced by announcements of technological innovations, new commercial drugs or clinical progress or the lack thereof by the Company, its collaborative partners or its competitors. In addition, announcements concerning regulatory developments, developments with respect to proprietary rights and the Company's collaborations may also affect the market price of the Common Stock. Period-to-period fluctuations in financial results and general market conditions could also have a significant impact on the Company's business and on the market price of the Common Stock. Finally, future sales of substantial amounts of Common Stock by existing stockholders could also adversely affect the prevailing price of the Common Stock. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

     DILUTION. The initial public offering price is expected to be substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will, therefore, incur immediate and substantial dilution. Assuming an initial public offering price of $13 per share, the immediate dilution to purchasers of shares of Common Stock in the Offering is $8.71 per share of Common Stock, or 67%. Additional dilution is likely to occur upon the exercise of options and warrants granted by the Company. See "Dilution."

     ABSENCE OF CASH DIVIDENDS. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     The Company originally was incorporated in California in December 1992, and anticipates that it will reincorporate in Delaware prior to the completion of the Offering. The Company's offices are located at 850 Maude Avenue, Mountain View, California 94043, and its telephone number is (415) 428-1550.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of Common Stock offered hereby, after deducting estimated offering expenses payable by the Company, are estimated to be approximately
$29.4 million ($34.0 million if the Underwriters exercise their over-allotment option in full).

     The Company expects to use approximately $18 million of the net proceeds of the Offering to fund its research and development activities, including the Company's Targeted Genomics programs and Cell Wall Program; approximately $6 million of the net proceeds of the Offering for leasehold improvements to the Company's facilities, the purchase of additional laboratory equipment and other capital expenditures; and the balance of the net proceeds of the Offering for working capital and general corporate purposes. The amount and timing of these expenditures will depend on numerous factors, including the progress of the Company's research and development programs. Pending application of the net proceeds of the Offering as described above, the Company intends to invest such proceeds in United States government securities and investment grade, interest-bearing instruments.

     The Company believes that its existing capital resources, together with the net proceeds from the Offering, interest income and future payments due under the Collaborative Agreements, will be sufficient to satisfy its current and projected funding requirements at least through 1998. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently expects to retain future earnings to fund the growth and development of its operations.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of March 31, 1996, after giving effect to the 1-for-5 reverse stock split of the Common Stock and the Convertible Preferred Stock, (ii) on a pro forma basis after giving effect to the automatic conversion of all outstanding Convertible Preferred Stock into Common Stock and the authorization of 5,000,000 shares of undesignated Preferred Stock upon the closing of the Offering, and (iii) as adjusted to give effect to the receipt of the estimated net proceeds from the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13 per share:

                                                                         MARCH 31, 1996
                                                           -------------------------------------------
                                                             ACTUAL         PRO FORMA      AS ADJUSTED
                                                           -----------     -----------     -----------
                                                                         (IN THOUSANDS)
Long-term obligations....................................   $   1,810       $   1,810       $   1,810
Stockholders' equity:
  Preferred Stock, no par value, 7,810,000 shares
     authorized, 6,880,791 shares issued and outstanding,
     actual, 5,000,000 shares authorized, $0.001 par
     value, no shares issued and outstanding, pro forma
     and as adjusted.....................................      27,425              --              --
  Common Stock, no par value, 10,000,000 shares
     authorized,
     876,190 shares issued and outstanding, actual,
     50,000,000 shares authorized, $0.001 par value,
     7,756,981 shares issued and outstanding pro forma,
     and 10,256,981 shares issued and outstanding as
     adjusted(1).........................................       2,266          29,691          59,116
  Stockholder note receivable............................         (35)            (35)            (35)
  Deferred compensation..................................      (1,974)         (1,974)         (1,974)
  Net unrealized loss on securities available-for-sale...          (2)             (2)             (2)
  Deficit accumulated during development stage...........     (13,084)        (13,084)        (13,084)
                                                             --------        --------
     Total stockholders' equity..........................      14,596          14,596          44,021
                                                             --------        --------
       Total capitalization..............................   $  16,406       $  16,406       $  45,831
                                                             ========        ========

- ---------------

(1) Excludes as of March 31, 1996, 690,600 shares of Common Stock issuable upon exercise of stock options outstanding as of March 31, 1996 with a weighted average exercise price of $0.97 per share, of which options to purchase 236,696 shares of Common Stock are exercisable. Also excludes warrants to purchase 160,187 shares of various series of Convertible Preferred Stock at an average exercise price of $2.85 per share. See "Management -- Employee Benefit Plans."

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock as of March 31, 1996, was approximately $14.6 million, or $1.88 per share. "Pro forma net tangible book value" represents the amount of the Company's total tangible assets reduced by the amount of its total liabilities and divided by the pro forma total number of shares of Common Stock outstanding (reflecting the conversion of all outstanding Preferred Stock into shares of Common Stock upon the closing of the Offering). Without taking into account any changes in such pro forma net tangible book value after March 31, 1996, other than to give effect to the receipt by the Company of the net proceeds from the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13 per share, the adjusted pro forma net tangible book value of the Company as of March 31, 1996 would have been $44.0 million, or $4.29 per share. This represents an immediate increase in pro forma net tangible book value of $2.41 per share to existing stockholders and an immediate dilution of $8.71 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.................              $13.00
Pro forma net tangible book value per share at March 31, 1996...     $1.88
Increase per share attributable to new investors................      2.41
                                                                        --
Pro forma net tangible book value per share after the                           4.29
  Offering......................................................                  --
Dilution per share to new investors.............................              $ 8.71
                                                                                  ==

     The following table summarizes on a pro forma basis, as of March 31, 1996, the differences between existing stockholders and new investors (at an assumed initial public offering price of $13 per share and before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                   SHARES PURCHASED          TOTAL CONSIDERATION
                                ----------------------     -----------------------     AVERAGE PRICE
                                  NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                ----------     -------     -----------     -------     -------------
    Existing stockholders.....   7,756,981       75.6%     $27,579,000       45.9%        $  3.56
    New investors.............   2,500,000       24.4       32,500,000       54.1           13.00
                                                 ----                        ----
    Total.....................  10,256,981      100.0%     $60,079,000      100.0%
                                                 ====                        ====

     The foregoing computations assume no exercise of stock options or warrants after March 31, 1996. As of March 31, 1996, there were outstanding options to purchase 690,600 shares of Common Stock, with a weighted average exercise price of $0.97 per share and warrants to purchase 160,187 shares of various series of Convertible Preferred Stock at an average price of $2.85 per share. In addition, as of March 31, 1996, 485,450 shares of Common Stock were reserved for future issuance under the Company's stock plans. If all options and warrants outstanding at March 31, 1996 were exercised for cash, the pro forma net tangible book value per share immediately after completion of the Offering would be $4.06 per share. See "Management -- Employee Benefit Plans" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below as of December 31, 1994 and 1995, for the period from inception (December 11, 1992) to December 31, 1993, the years ended December 31, 1994 and 1995 have been derived from the Company's financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein. The selected financial data set forth below as of March 31, 1996, for the three month periods ended March 31, 1995 and 1996 and for the period from inception (December 11, 1992) to March 31, 1996 have been derived from unaudited financial statements included elsewhere herein and include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position at that date and results of operations for those periods. The results for the three months ended March 31, 1996 are not necessarily indicative of the results for any future period. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements of the Company and related notes thereto and other financial information included elsewhere in this Prospectus.

                                      PERIOD FROM                                                               PERIOD FROM
                                       INCEPTION                                                                 INCEPTION
                                     (DECEMBER 11,             YEAR ENDED                THREE MONTHS ENDED    (DECEMBER 11,
                                       1992) TO               DECEMBER 31,                    MARCH 31,          1992) TO
                                     DECEMBER 31,    -------------------------------     -------------------     MARCH 31,
                                         1993            1994              1995           1995        1996         1996
                                     -------------   -------------     -------------     -------     -------   -------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees.....................     $    --         $       --        $    3,000     $    --     $ 1,000     $   4,000
  Research revenue.................          --                 --             1,985          --       1,625         3,610
                                        -------            -------           -------     --------
    Total revenues.................          --                 --             4,985          --       2,625         7,610
Operating expenses:
  Research and development.........       1,685              5,180             6,400       1,324       1,780        15,045
  General and administrative.......       1,251              1,823             2,080         479         526         5,680
                                        -------            -------           -------     --------
    Total operating expenses.......       2,936              7,003             8,480       1,803       2,306        20,725
                                        -------            -------           -------     --------
Income (loss) from operations......      (2,936)            (7,003)           (3,495)     (1,803)        319       (13,115)
Interest income....................          32                218               257          85         137           644
Interest expense...................         (13)              (249)             (278)        (70)        (73)         (613)
                                        -------            -------           -------     --------
    Net income (loss)..............     $(2,917)        $   (7,034)       $   (3,516)    $(1,788)    $   383     $ (13,084)
                                        =======            =======           =======     ========
Pro forma net income (loss) per
  share(1).........................                                       $    (0.44)    $ (0.22)    $  0.04
                                                                             =======     ========
Shares used in computing pro forma
  net income (loss) per share(1)...                                            8,052       8,039       8,563

                                                                             DECEMBER 31,          MARCH
                                                                          -------------------       31,
                                                                           1994        1995         1996
                                                                          -------     -------     --------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................................   $ 5,810     $ 8,517     $ 15,093
Working capital........................................................     4,845       6,388       11,020
Total assets...........................................................    11,340      13,493       20,691
Long-term obligations..................................................     2,530       2,075        1,810
Deficit accumulated during development stage...........................    (9,951)    (13,467)     (13,084)
Total stockholders' equity.............................................     7,506       9,151       14,596

- ---------------

(1) See Note 1 of Notes to Financial Statements for information concerning the calculation of pro forma net loss per share.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
OVERVIEW

     Microcide is a biopharmaceutical company founded to discover, develop and commercialize novel antibiotics for the treatment of serious bacterial infections. The Company's discovery and development programs address the growing problem of bacterial drug resistance through two principal themes: (i) Targeted Antibiotics, which focus on developing novel antibiotics and antibiotic potentiators, and (ii) Targeted Genomics, which utilize bacterial genetics to discover new classes of antibiotics and other novel treatments for bacterial disease.

     As part of the Company's strategy to enhance its research and development capabilities and to fund, in part, its capital requirements, Microcide has entered into collaborative agreements with three major pharmaceutical companies. See "Business -- Strategy" and "Business -- Collaborative Agreements." Pursuant to the Collaborative Agreements, the Company has received license fees and research support payments, and can potentially receive additional research support payments, milestone payments and royalty payments. License payments are typically nonrefundable up-front payments for licenses to develop, manufacture and market products, if any, that are developed as a result of the collaboration. Research support payments are typically contractually obligated payments to fund research and development over the term of the collaboration. Milestone payments are payments contingent upon the achievement of specified milestones, such as selection of candidates for drug development, the commencement of clinical trials or receipt of regulatory approvals. If drugs are successfully developed and commercialized as a result of the Collaborative Agreements, the Company will receive royalty payments based upon the net sales of such drugs.

     Through March 31, 1996, the Company had received in the aggregate $4.0 million in license payments and $5.6 million in research support payments under the Collaborative Agreements. Assuming none of the Collaborative Agreements is terminated prior to its scheduled expiration, the Company will be entitled to receive an additional $35.9 million of research support payments in the aggregate from Ortho, Daiichi and Pfizer. In addition, in the event that any of the Collaborative Agreements are extended beyond their current terms, the Company will be entitled to receive additional research support payments. See "Risk Factors -- Dependence on Collaborative Partners and Others" and
"Business -- Collaborative Agreements."

     No milestone or royalty payments have yet been received. In the event that the Company achieves the specified research and product development milestones, the Company will be entitled to receive milestone payments as follows: up to $16.5 million for the first product, and up to $15.5 million for each additional product developed pursuant to the Ortho/J&J Agreements, up to $13.0 million for each product developed pursuant to the Daiichi Agreement and up to $32.5 million for each product developed pursuant to the Pfizer Agreements. Receipt of these milestone payments are contingent upon achieving specified research and product development milestones, a number of which may not be achieved for several years, if ever. The Company does not expect to receive royalties based upon net sales of drugs for a significant number of years, if at all. See "Risk
Factors -- Absence of Developed Products; Early Stage of Product Development."

     Quarterly results of operations are subject to significant fluctuations based on the timing and amount of certain revenues earned under the Collaborative Agreements. The Company expects to continue to incur operating losses in the future.

     In addition to the revenues received under the Collaborative Agreements, the Company received $5.0 million from the sale of equity to an affiliate of Ortho/J&J in October 1995 in conjunction with the execution of the Ortho/J&J Agreements, and an additional $5.0 million from the sale of equity to Pfizer in March 1996 in conjunction with the execution of the Pfizer Agreements.

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 1996 AND 1995

     Revenues. Total revenues for the first quarter of 1996 were $2.6 million, consisting of $1.0 million in license fees from Pfizer and $1.6 million in revenues earned for research performed under the Collaborative Agreements. Although the Company received $3.1 million in research support payments in the first quarter of 1996, only $1.6 million was recognized as revenue in that quarter, with the balance to be recognized as related research services are performed under the Daiichi Agreement and the Pfizer Agreements. No revenues were recognized for the first quarter of 1995 as no collaborative agreements were in effect at that time. The Company expects revenues to increase in the future due to scheduled research support payments from the Collaborative Agreements.

     Research and Development Expenses. Research and development expenses for the first quarter increased approximately 34% from $1.3 million in 1995 to $1.8 million in 1996, primarily due to increased compensation and supplies expenses resulting from a 35% increase in the number of research personnel. The Company expects research and development expenses to increase in the future due to the hiring of additional research personnel to support its internal and collaborative research programs, further expenditures for research materials, additional utilization of outside research services and amortization of deferred compensation.

     General and Administrative Expenses. General and administrative expenses for the first quarter increased 10% from $479,000 in 1995 to $526,000 in 1996, primarily due to increased compensation expenses resulting from the amortization of deferred compensation expense. The Company expects general and administrative expenses to increase in the future due to the hiring of additional administrative personnel to support the expansion of its research activities and amortization of deferred compensation.

     Interest Income and Expense. Interest income for the first quarter increased 61% from $85,000 in 1995 to $137,000 in 1996, primarily due to an increase in average cash balances in 1996 related to proceeds received from the sale of equity and cash received from the Collaborative Agreements. The Company expects interest income to increase in the future due to an increase in average cash balances related to net proceeds received from the Offering. Interest expense for the first quarter increased 4% from $70,000 in 1995 to $73,000 in 1996 due to an increase in capital lease balances outstanding. The Company expects interest expense to remain constant for 1996.

     Net Income (Loss). Net income (loss) for the first quarter increased $2.2 million from a loss of $1.8 million in 1995 to a profit of $383,000 in 1996 primarily as a result of the items discussed above.

     FISCAL YEARS ENDED DECEMBER 31, 1994 AND 1995

     Revenues. The Company began receiving revenues upon the signing of the Ortho/J&J Agreements in October 1995 and the Daiichi Agreement in November 1995. Revenues recognized for research performed during 1995 totaled $5.0 million, consisting of $3.0 million in license fees and $2.0 million in research revenue. Although the Company received $2.4 million in research support payments in 1995, only $2.0 million was recognized as revenue in that year, with the balance to be recognized as revenue over the life of the Daiichi Agreement.

     Research and Development Expenses. The Company's research and development expenses increased approximately 24% from $5.2 million for 1994 to $6.4 million for 1995. This increase was largely due to higher compensation expenses, purchases of research materials and outside research service payments.

     General and Administrative Expenses. General and administrative expenses increased approximately 14% from $1.8 million for 1994 to $2.1 million for 1995. This increase was primarily due to increased compensation expense and legal, travel and other expenses related to business development activities in 1995, in particular the negotiation of the Collaborative Agreements. See
"Business -- Collaborative Agreements."

     Interest Income and Expense. Interest income increased 18% from $218,000 for 1994 to $257,000 for 1995. This increase was due to an increase in average cash balances in 1995 related to proceeds received from the sale of equity and cash received from the Collaborative Agreements. Interest expense increased 12% from

$249,000 for 1994 to $278,000 for 1995. This increase was due to an increase in capital lease balances outstanding in 1995.

     Net Loss. Net loss decreased by 50% from $7.0 million for 1994 to $3.5 million for 1995, primarily from the receipt of license fees and research revenues used to support existing research programs.

     PERIOD FROM INCEPTION (DECEMBER 11, 1992) TO DECEMBER 31, 1993 AND FISCAL YEAR ENDED DECEMBER 31, 1994

     Revenues. No revenues were received during this period.

     Research and Development Expenses. The Company's research and development expenses increased 207% from $1.7 million in the period from inception to December 31, 1993 to $5.2 million for 1994. This increase was primarily due to additional personnel hired to support the Company's increased research efforts. Depreciation related to increased capital equipment purchases increased by $850,000, supply costs increased by $405,000, and other costs also increased as a result of these increased research activities.

     General and Administrative Expenses. The Company's general and administrative expenses increased 46% from $1.3 million in the period from inception to December 31, 1993 to $1.8 million for 1994. This increase was primarily due to additional personnel which increased compensation expense, benefit costs, relocation and recruiting expenses.

     Interest Income and Expense. Interest income increased from $32,000 in the period from inception to December 31, 1993 to $218,000 in 1994. This increase was due to an increase in average cash balances in 1994 related to proceeds received from the sale of equity. Interest expense increased from $13,000 in the period to December 31, 1993 to $249,000 in 1994. This increase was due to an increase in capital lease balances outstanding.

     Net Loss. Net loss increased 141% from $2.9 million for the period from inception to December 31, 1993 to $7.0 million for 1994, primarily as a result of the items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations since inception primarily through the sale of equity, through funds provided under the Collaborative Agreements and through equipment financing. As of March 31, 1996, the Company had received approximately $27.4 million in net proceeds from the sale of equity and approximately $9.6 million in cash for license fees and research support payments under the Collaborative Agreements.

     Cash and cash equivalents at March 31, 1996 were $15.1 million compared to $8.5 million at December 31, 1995. The increase during the first quarter of 1996 was due primarily to the proceeds received from the sale of equity and payments received under the Collaborative Agreements.

     Net cash used in the Company's operations was $2.7 million, $6.2 million and $1.2 million for the period from inception to December 31, 1993 and for 1994 and 1995, respectively. The cash used in operations was primarily used to fund research and development expenses and for general and administrative expenses to support the Company's activities. Net cash provided by the Company's operations was $2.8 million for the first quarter of 1996. The cash provided by operations was primarily due to prepayments of research support payments due under the Collaborative Agreements which are included in deferred revenue.

     Through March 31, 1996, the Company had invested approximately $7.7 million in property and equipment, including $4.6 million in equipment and leasehold improvements under capital leases. The present value of obligations under capital leases at March 31, 1996 was $2.8 million. Minimum annual principal payments due under capital leases total $1.1 million in 1996 and decline each year thereafter until expiration in the year 2000. The Company made principal payments under capital lease obligations in the period from inception to December 31, 1993, and in 1994 and 1995 of $29,000, $569,000 and $927,000,
respectively. The Company expects its capital expenditures in 1996 to be $3.3 million, consisting of $1.2 million of leasehold improvements and $2.1 million of laboratory and other equipment purchases.

     Of the $3.3 million in expected capital equipment expenditures in 1996, approximately $120,000 is expected to be spent on environmental control equipment required by federal, state and local health statutes and regulations. Ongoing environmental control expenses, which include hazardous material removal, are expected to total approximately $50,000 in 1996 and approximately $60,000 in each of 1997 and 1998.

     The Company believes that the anticipated net proceeds from the Offering, together with its existing capital resources, interest income and future revenues due under the Collaborative Agreements, will be sufficient to satisfy its funding requirements at least through 1998. These funding requirements include continued expenditures for research and development activities, as well as expenditures related to leasehold improvements and the purchase of additional laboratory and other equipment. The Company has not entered into any formal commitments to use the proceeds from the Offering for increased personnel, capital expenditures or any other purpose. See "Use of Proceeds."

     The Company has not generated significant taxable income to date. At December 31, 1995, the net operating losses available to offset future taxable income for federal income tax purposes were approximately $13.0 million. Because the Company has experienced ownership changes, future utilization of the carryforwards may be limited in any one fiscal year pursuant to Internal Revenue Code regulations. The carryforwards expire at various dates beginning in 2008 through 2010 if not utilized. As a result of the annual limitation, a portion of these carryforwards may expire before becoming available to reduce the Company's federal income tax liabilities.

                                    BUSINESS
INTRODUCTION

     Microcide is a biopharmaceutical company founded to discover, develop and commercialize novel antibiotics for the treatment of serious bacterial infections. The Company's discovery and development programs address the growing problem of bacterial drug resistance through two principal themes: (i) Targeted Antibiotics, which focuses on developing novel antibiotics and antibiotic potentiators, and (ii) Targeted Genomics, which utilizes bacterial genetics to discover new classes of antibiotics and other novel treatments for bacterial disease.

     The Company believes that the antibiotics market provides an attractive opportunity for its research and development activities because (i) it is the third largest pharmaceutical market, totaling $22.9 billion in worldwide sales, including $6.3 billion in the United States, for the twelve months ended September 1995; (ii) there are significant unmet clinical needs, caused by growing bacterial resistance problems, that require new antibacterial therapies; and (iii) the preclinical and clinical development process for antibiotics generally follows an efficient and well-defined path to the market.

     Microcide's Targeted Antibiotics programs seek to rapidly develop clinically useful antibiotics tailored to treat specific bacterial infections, as well as antibiotic potentiators, which will overcome resistance pathways and restore usefulness to existing antibiotics that have been rendered ineffective. The specific problematic bacteria being addressed by the Company (staphylococci, enterococci, Pseudomonas aeruginosa and Streptococcus pneumoniae) are responsible for 44% of the approximately two million hospital-acquired infections occurring annually in the United States. These infections are estimated to result in approximately eight million days of extended hospital stay and account for more than $4.0 billion in additional health care costs each year.

     Microcide's Targeted Genomics programs seek to identify the pharmaceutically relevant portion of bacterial genomes that are essential to bacterial viability in vitro (the Essential Genes Program) or to bacterial growth and virulence in vivo (the Pathogenesis Program). In the Essential Genes Program, Microcide has identified approximately 80 essential gene targets, which are being incorporated into the Company's high-throughput, multi-channel screening system to discover new classes of antibiotics. In the Pathogenesis Program, Microcide is developing and utilizing new molecular genetics technologies to identify pathogenesis genes in order to discover and develop novel therapeutic agents.

     The Company has entered into collaborative agreements with three major pharmaceutical companies to enhance certain of its discovery and development programs. To date, the Company's collaborative partners have provided the Company with $11.3 million of license fees and research support payments and $10.0 million in equity investments. Assuming each of the collaborative agreements continues until its scheduled expiration, the Company will be entitled to receive an additional $34.2 million of research support payments. The Company has retained rights to products which may result from its internal programs.

     Ortho/J&J. Microcide is collaborating with Ortho/J&J to discover and develop novel beta-lactam antibiotics, antibiotic potentiators and inhibitors of bacterial signal transduction targeted at problematic Gram-positive bacteria, including staphylococci and enterococci. The Company expects to select with Ortho/J&J its initial product candidate, a Gram-positive beta-lactam, in 1996 and to enter into clinical trials during 1997. If specified research and development milestones are achieved, the Company will be entitled to receive up to $16.5 million for the initial product and up to $15.5 million for each subsequent product developed within the collaboration.

     Daiichi. Microcide is collaborating with Daiichi to discover and develop bacterial efflux pump inhibitors to be used in combination with Daiichi's quinolone antibiotics to target Gram-negative bacteria, including pseudomonas. The Company expects to select with Daiichi its first quinolone potentiation candidate by mid-1997 for clinical development. If specified research and development milestones are achieved, Microcide will be entitled to receive up to $13.0 million for each product developed within the collaboration.

     Pfizer. Microcide is collaborating with Pfizer to implement its essential gene and multi-channel screening system to discover novel classes of antibiotics. If specified research and development milestones are achieved, Microcide will be entitled to receive milestone payments of up to $32.5 million for each product developed within the collaboration.

INFECTIOUS DISEASE ENVIRONMENT

     BACTERIAL INFECTIONS AND ANTIBIOTICS OVERVIEW

     Bacterial infections are a significant and growing medical problem. They occur when the body's immune system cannot prevent the invasion and colonization of the body by disease-causing bacteria. These infections may either be confined to a single organ or tissue, or disseminated throughout the body by blood stream infections, and can cause many serious diseases, including pneumonias, endocarditis, osteomyelitis, meningitis, deep-seated soft tissue infections, bacteremia and complicated urinary tract infections.

     According to estimates from the United States Centers for Disease Control and Prevention (the "CDC") for the period 1980 to 1992, approximately two million hospital-acquired infections occur annually in the United States, accounting for more than eight million days of extended hospital stay and causing more than $4.0 billion in additional health care costs each year. While overall per capita mortality rates declined in the United States from 1980 to 1992, the per capita mortality rate due to infectious diseases increased 58% over this period, making infectious diseases the third leading cause of death in the United States. The Company believes that bacterial infections, especially infections caused by difficult-to-treat, antibiotic-resistant bacteria, cause or contribute to a substantial majority of these deaths.

     Antibiotics are administered both to prevent bacterial infections and to treat established bacterial disease. When administered to prevent an infection, antibiotics are given prophylactically, before any clinical signs or symptoms of an infection are present. When administered to treat an established infection, antibiotics are often chosen and administered empirically, before diagnostic testing has established the causative bacterium and its susceptibility to specific antibiotics.

     Antibiotics work by interfering with a vital bacterial cell function at a specific cellular target, either killing the bacteria or arresting their multiplication, thereby allowing the patient's immune system to clear the bacteria from the body. Currently available antibiotics work on relatively few targets, through mechanisms such as inhibiting protein or cell wall synthesis. These targets tend to be present in all bacteria and are highly similar in structure and function, such that certain antibiotics kill or inhibit growth of a broad range of bacterial species (i.e., broad-spectrum antibiotics).

     Major structural classes of antibiotics include beta-lactams, fluoro-quinolones, macrolides, tetracyclines, aminoglycosides, glycopeptides and trimethoprim combinations. Penicillin, a member of the beta-lactam class (which also includes extended-spectrum penicillins, cephalosporins and carbapenems), was first developed in the 1940s. Nalidixic acid, the earliest member of the quinolone class, was discovered in the 1960s. The creation of broad-spectrum antibiotics began in the 1970s and 1980s, with major advances seen in the 1970s with the development of newer beta-lactams, and in the 1980s with the development of fluoro-quinolones. These antibiotics are still being used extensively. No major new class of antibiotics has been discovered and commercialized in the last 20 years.

     ANTIBIOTICS MARKET

     According to sales data compiled by IMS International, an independent pharmaceutical industry research firm, the market for systemic (orally or parenterally administered) antibiotics constitutes the third largest worldwide pharmaceutical market, generating $22.9 billion in worldwide sales for the 12 months ended September 1995, including $6.3 billion in the United States. The in-hospital antibiotic market, where bacterial resistance poses the most serious threat, totaled $7.7 billion worldwide during this period, including $2.2 billion in the United States. Worldwide systemic antibiotic sales, aggregated by major antibiotic class, are shown below, along with a listing of the top 20 systemic antibiotic products, shown in rank order of sales within each class.

                    WORLDWIDE SALES OF SYSTEMIC ANTIBIOTICS
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------

- ---------------------------------

                                                    WORLDWIDE           TOP 20
                                                     SALES(1)           ANTIBIOTICS
                    DRUG CLASS                     ($ MILLIONS)         (WITHIN CLASS)
- --------------------------------------------------------------------------------------------------
  Beta-lactams--Cephalosporins.....................   $  8,446          Cefaclor
                                                                        Cefuroxime/axetil
                                                                        Ceftriaxone
                                                                        Ceftazidime
                                                                        Cephalexin
                                                                        Cefixime
                                                                        Cefazolin
  Beta-lactams--Broad-spectrum Penicillins.........      3,804          Amoxicillin/clavulanate
                                                                        Amoxicillin
                                                                        Ampicillin/sulbactam
  Fluoro-quinolones................................      3,309          Ciprofloxacin
                                                                        Ofloxacin
                                                                        Levofloxacin
  Macrolides.......................................      2,927          Clarithromycin
                                                                        Erythromycin
                                                                        Azithromycin
  Tetracyclines....................................        744          Minocycline
  Aminoglycosides..................................        729          (2)
  Beta-lactams--Medium/Narrow-spectrum
     Penicillins...................................        609          (2)
  Glycopeptides....................................        462(3)       Vancomycin
  Beta-lactams--Carbapenems........................        443          Imipenem
  Trimethoprim Combinations........................        381          TMP/SMX
  All Other Systemic Antibiotics...................      1,049          (2)
- --------------------------------------------------------------------------------------------------
       TOTAL.......................................   $ 22,903
- --------------------------------------------------------------------------------------------------

(1) For the 12-month period ended September 1995.
(2) No single antibiotic in this class ranks among the top 20 antibiotics.
(3) Includes Vancomycin only.

     ANTIBIOTIC RESISTANCE PROBLEMS

     One of the key contributors to the increase in mortality and morbidity due to bacterial infections is the increasing prevalence of drug-resistant bacteria. Evidence of bacterial resistance to penicillin was first seen in the 1940s shortly after its introduction. Methicillin and subsequent second-generation penicillins were developed to overcome these penicillin-resistant organisms, but resistance to methicillin in turn began to occur in the 1970s shortly after its release, and has continued to increase. Similar resistance problems are now seen with a number of clinically important bacteria targeted by the Company's initial products, including staphylococci, enterococci, pseudomonas and pneumococci. Strains of these bacteria have become resistant to all but a few antibiotics. According to estimates based on CDC data, these four bacteria are responsible for 44% of all hospital-acquired infections and for 63% of hospital-acquired blood stream infections in the United States.

     A number of factors are believed to contribute to the increased rate of bacterial drug resistance: (i) physician reliance on broad-spectrum antibiotics for empiric treatment of an infection before it is definitively diagnosed; (ii) repeated exposure of bacteria to long-term antibiotic therapy, providing a competitive advantage to bacteria harboring drug resistance; (iii) the increasing number of immunosup-pressed patients (from cancer chemotherapy, AIDS and organ transplants); (iv) the growing number of institutionalized, often elderly, patients receiving multiple courses of antibiotics; (v) the increased frequency of invasive medical procedures; and (vi) societal and technological changes, including air travel, that accelerate the spread of drug-resistant bacteria.

     One example of the seriousness of antibiotic resistance is methicillin-resistant staphylococci ("MRS"), which have become resistant to virtually all currently used antibiotics, except vancomycin. The heavy use of vancomycin to treat MRS infections has in turn contributed to the emergence of new strains of enterococci, the third most prevalent cause of bacterial infection in hospitals in the United States, which are resistant to vancomycin. Infections caused by these vancomycin-resistant enterococci ("VRE") frequently do not respond to any current therapies, and in many cases prove fatal. The transfer of vancomycin resistance from enterococci to staphylococci has been demonstrated experimentally. If vancomycin resistance is transferred in the clinical setting by VRE to staphylococci, the leading cause of hospital-acquired bacterial infections, no effective antibiotic therapy will remain to treat MRS infections.

     As a result of increasing bacterial resistance to existing antibiotics, numerous clinical infections occur that resist first-line therapy. When bacteria develop resistance to established first-line antibiotics, it is often necessary to use a combination of two drugs, or multiple antibiotic therapy of three or more drugs, to treat these resistant infections. Such combination or multiple antibiotic therapy is generally more costly, potentially less effective, and more toxic to the patient due to additive and sometimes synergistic side effects. The table below outlines some of the major problematic drug-resistant bacteria, the classes of antibiotics to which they already show clinically significant levels of resistance, and the remaining recommended treatments:

                      PROBLEMATIC DRUG-RESISTANT BACTERIA
- ------------------------------------------
- ----------------------------
- ------------------------------------------

- ---------------------------------------------------------------------------------------------
BACTERIA                            CLINICALLY               REMAINING
                                    SIGNIFICANT              RECOMMENDED TREATMENT
                                    RESISTANCE PROBLEMS
- ---------------------------------------------------------------------------------------------
  Staphylococci                     Beta-lactams             Vancomycin
     (Staphylococcus aureus)        Fluoro-quinolones        Combination Therapy
     (coagulase-negative            Aminoglycosides
       staphylococci)
                                    Macrolides
- ---------------------------------------------------------------------------------------------
  Enterococci                       Beta-lactams             Multiple Antibiotic Therapy
                                    Aminoglycosides
                                    Glycopeptides
- ---------------------------------------------------------------------------------------------
  Pseudomonas aeruginosa            Beta-lactams             Combination Therapy
                                    Fluoro-quinolones
                                    Aminoglycosides
- ---------------------------------------------------------------------------------------------
  Streptococcus pneumoniae          Beta-lactams             Cephalosporin or Carbapenem
                                    Macrolides               Vancomycin
                                    Tetracyclines
- ---------------------------------------------------------------------------------------------

STRATEGY

     The Company believes that the antibiotics market provides an attractive opportunity for its research and development activities because (i) there are significant unmet clinical needs, caused by growing bacterial resistance problems, that require new antibacterial therapies and (ii) the preclinical and clinical development process for antibiotics typically follows an efficient and well-defined path to the market, and early testing is generally predictive of later stage results. The Company believes these factors will lead to shorter overall development timelines and higher approval rates for its products. Microcide's strategy is to focus near-term preclinical research activities on drug resistance pathways and to conduct longer-term drug discovery using novel antibacterial targets identified through its Targeted Genomics programs. This strategy is comprised of the following five key elements:

     Develop Novel Antibiotics by Targeting Drug Resistance
Pathways. Microcide's near-term research programs focus on rapidly identifying and optimizing proprietary compounds that are effective against problematic antibiotic-resistant bacteria, notably MRS, VRE, penicillin-resistant pneumococci and quinolone-resistant pseudomonas. Since antibiotic resistance problems are often due to a single defined pathway, the Company believes that targeting those pathways will enable it to rapidly develop novel antibiotics tailored to specific resistant bacteria, as well as to develop antibiotic potentiators that overcome resistance pathways and restore the usefulness of established antibiotics that have been rendered ineffective. The Company's Gram-Positive, Efflux Pump and Cell Wall Programs are focused in this area.

     Accelerate the Discovery of New Antibiotic Classes through Targeted Genomics. Microcide has developed a technology platform which utilizes bacterial genetics to discover the genes which are essential for a bacterium's in vitro survival or in vivo pathogenecity. Microcide is utilizing essential bacterial genes discovered in its Essential Genes Program as the basis for identifying and characterizing novel antibiotic targets. The Company has developed an innovative methodology for parallel high- throughput screening of these targets to identify a large number of lead compounds. The Company believes that this genetics technology platform will enable it to rapidly identify drug candidates within new classes of antibiotics.

     Extend Targeted Genomics to Pathogenesis Genes, Creating Novel Therapeutic Approaches. Microcide has extended its molecular genetics technologies in targeted genomics to identify and characterize genes that are critical to bacterial growth or virulence in vivo. The Company believes that inhibitors of such targets have not been previously sought in antibiotic discovery programs, and that its Pathogenesis Program utilizes novel methods to discover inhibitors of pathogenesis genes for development as new treatment approaches for bacterial disease.

     Enhance Research and Development and Reduce Capital Requirements through Collaborative Agreements. The Company has entered into collaborations with three major pharmaceutical companies to develop its initial products. Such collaborations are expected to provide Microcide with funding, discovery technologies, research staffing, access to molecular diversity, and development and commercialization capabilities. By utilizing the resources of its collaborators, Microcide expects to lower its capital requirements and reduce the time needed to commercialize its products worldwide.

     Retain the Ability to Independently Develop and Market Certain
Products. Microcide's long-term development strategy is to continue to utilize strategic collaborations selectively to complement internal efforts. Microcide plans to retain rights to market products resulting from specific programs, including the Company's Pathogenesis and Cell Wall Programs, and to enter into collaborative relationships where appropriate for distribution and commercialization.

MICROCIDE'S RESEARCH PROGRAMS

     Microcide's research programs employ an interdisciplinary approach that incorporates several drug discovery and research technologies, including targeted genomics, high-throughput and multi-channel screening, combinatorial and medicinal chemistry, computer-assisted drug design and bioinformatics. The Company believes that its interdisciplinary approach more effectively utilizes a broader range of novel bacterial targets for new compound discovery than traditional biochemical approaches. Microcide believes that drug resistance genes, essential genes and pathogenesis genes can be developed into screens for selective inhibitors and widely employed in the lead discovery process.

     Access to molecular diversity libraries for screening against targets is critical to drug discovery. In some instances, the Company's collaborative partners are providing molecular diversity libraries to support the screening process. However, the Company is committed to establishing a stand-alone molecular diversity capability for its programs, and is actively building strategically defined libraries of synthetic compounds and natural product extracts for this purpose. The Company's natural products program provides access to broad-based molecular diversity not possible in synthetic compound libraries alone. The Company believes that both its libraries contain significant structural diversity. These libraries currently provide more than 50,000 samples for high-throughput screening. The Company is in the process of expanding its libraries to more than 100,000 samples by the end of 1996.

     The Company's discovery and preclinical research activities center on two themes: Targeted Antibiotics and Targeted Genomics. The Company's Targeted Antibiotics programs focus on overcoming bacterial drug resistance, either by interfering with resistance pathways to potentiate existing antibiotics, or by developing novel lead compounds which avoid such resistance pathways. The Company's Targeted Genomics programs utilize bacterial genetics and genomics approaches to discover inhibitors of novel drug targets for further development as effective antibiotics.

                         MICROCIDE'S RESEARCH PROGRAMS

- --------------------------------------------------------------------------------------------------------

- -------------------------------
- ---------------------------------------------------
- ----------------
- -------------

                                                                             CURRENT
PROGRAM                    PROGRAM GOAL                                     STAGE(1)       PARTNER
- --------------------------------------------------------------------------------------------------------
TARGETED ANTIBIOTICS
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
 Gram-Positive Program
   Novel Beta-lactams      Novel antibiotics for treatment of Gram-         Candidate     Ortho/J&J
                           positive bacteria, including resistant           Selection
                           strains (MRS, VRE and penicillin-resistant
                           Streptococcus pneumoniae)
- --------------------------------------------------------------------------------------------------------
   Antibiotic              Potentiators which restore efficacy to             Drug        Ortho/J&J
      Potentiators         existing classes of antibiotics through           Design
                           inhibition of resistance mechanisms
- --------------------------------------------------------------------------------------------------------
   Signal Transduction     Anti-virulence adjunct to existing                 Leads       Ortho/J&J
                           antibiotics for treatment of resistant and      Identified
                           susceptible staphylococci
- --------------------------------------------------------------------------------------------------------
 Efflux Pump Program       Potentiators for use with existing                 Drug         Daiichi
                           quinolones against resistant Gram-negative        Design
                           bacteria, including Pseudomonas aeruginosa
- --------------------------------------------------------------------------------------------------------
 Cell Wall Program
   First Generation        Narrow-spectrum antibiotics                        Drug         Internal
                                                                             Design
   Second Generation       Broad-spectrum antibiotics                         Drug         Internal
                                                                             Design
- -------------------------
- --------------------------------------------------------------------------------------------------------
TARGETED GENOMICS
- --------------------------------------------------------------------------------------------------------
 Essential Genes Program   Novel classes of broad- and narrow-spectrum      Screening       Pfizer
                           antibiotics
- --------------------------------------------------------------------------------------------------------
 Pathogenesis Program      Novel anti-virulence or anti-pathogenesis          Gene         Internal
                           bacterial therapeutics                        Identification
- --------------------------------------------------------------------------------------------------------

- ---------------
(1) The Company's preclinical research programs generally consist of the following stages, listed chronologically:

    "Gene Identification" -- development and implementation of methods to identify appropriate gene targets to be used in screening.

    "Screening" -- development and implementation of assay technologies to identify selective target inhibitors ("leads").

    "Leads Identified" -- lead compounds have been identified whose in vitro and in vivo characteristics are being evaluated in biochemical, microbiological, pharmacological and toxicological tests for entry into drug design programs.

    "Drug Design" -- structure-activity relationships of selected compounds are being defined and such compounds optimized through medicinal chemistry efforts.

    "Candidate Selection" -- optimized leads are being scaled-up and evaluated in key efficacy, toxicological and pharmacological tests in the final stage of preclinical research for selection as clinical development candidates.

TARGETED ANTIBIOTICS

     Microcide's Targeted Antibiotics programs involve two approaches: (i) the development of novel antibiotics which overcome bacterial resistance by interfering with resistance pathways to potentiate existing antibiotics, and
(ii) the development of novel lead compounds which avoid such resistance pathways. The Company's Targeted Antibiotics programs include the Gram-Positive, Efflux Pump and Cell Wall programs.

     GRAM-POSITIVE PROGRAM

     Microcide's Gram-Positive Program is focused on discovering and developing novel antibiotics and antibiotic potentiators for the treatment of infections caused by drug-resistant Gram-positive bacteria, including MRS, VRE and pneumococci. Gram-positive and Gram-negative bacteria have fundamentally different surface characteristics. These surface properties greatly affect the ability of an antibiotic to penetrate the bacterium and reach its target site. As a result, antibiotics that are effective against Gram-positive bacteria are often less effective against Gram-negative bacteria, and vice versa. The problematic Gram-positive bacteria targeted by this program cause serious infections, including endocarditis, osteomyelitis, meningitis, deep-seated soft tissue infections, bacteremia, complicated urinary tract infections and pneumonias.

     The Gram-Positive Program is being conducted in collaboration with Ortho/J&J and consists of the following major areas: (i) discovery of beta-lactam antibiotics with specific efficacy against resistant Gram-positive bacteria; (ii) discovery of novel antibiotic potentiators of existing beta-lactams or vancomycin for use against MRS and VRE, respectively; and (iii) discovery of inhibitors of signal transduction in bacteria.

     Novel Beta-lactams

     Traditional beta-lactam antibiotics work by inhibiting enzymes (penicillin-binding proteins, or PBPs) that carry out crucial steps in the synthesis of the bacterial cell wall. Resistance to beta-lactam antibiotics in MRS is primarily caused by bacterial production of PBP2a, an enzyme capable of conducting cell-wall synthesis in the presence of such antibiotics, as well as by the production of beta-lactamases, which render beta-lactams ineffective.

     Microcide's beta-lactam program seeks initially to develop a novel beta-lactam antibiotic which is beta-lactamase-stable and inhibits PBPs, including PBP2a, thereby gaining efficacy against MRS. Compounds emerging from the Company's beta-lactam program are expected to be active against staphylococci, including MRS, enterococci, including VRE, and possibly other Gram-positive bacteria. The Company has prepared over 400 new synthetic analogs and has made advances in drug design, resulting in several leads with desirable in vitro potency, in vivo efficacy, favorable pharmacokinetics and solubility, and low toxicity.

     Antibiotics developed within this program are expected to be parenterally administered in the institutional setting to prevent or treat infections caused by Gram-positive bacteria, including those resistant to other antibiotics. Such newly developed antibiotics could potentially be clinically adopted for the following uses: as a single agent following treatment failure in patients with a documented drug-resistant infection, or empirically as a single agent or in combination with a broad-spectrum antibiotic to extend coverage to resistant bacterial strains. The Company believes that the clinical adoption of such antibiotics could be similar to that of vancomycin as a single agent, or ceftazidime or an aminoglycoside in combination use for empiric therapy.

     The Company, in collaboration with Ortho/J&J, expects to select its first beta-lactam drug candidate for clinical development in 1996 and enter into clinical trials during 1997. There can be no assurance that such selection will occur, or that the Company will begin clinical trials, by such dates, or ever. The Company has filed patent applications on ten series of lead structures discovered in this program in the United States and elsewhere. See "Risk
Factors -- Dependence on Collaborative Partners and Others" and "Risk Factors -- Dependence on Proprietary Technology and Unpredictability of Patent Protection."

     Antibiotic Potentiation

     The loss of utility of an antibiotic class in the treatment of bacteria is often due to a single, defined resistance pathway, as is the case in MRS and VRE. The goal of the Company's antibiotic potentiation program is to discover compounds that directly interfere with methicillin or vancomycin resistance pathways in these organisms, in order to restore the effectiveness of beta-lactams or glycopeptides in the treatment of

MRS or VRE infections. Microcide has developed novel screening technologies to discover inhibitors of these pathways, and has discovered leads from these screens which show desirable characteristics in vitro and in vivo. Several of the methicillin potentiator leads, tested in combination with a number of currently marketed beta-lactams, demonstrate control of MRS infection in animal models at doses where the beta-lactams alone are ineffective.

     Potentiators resulting from this program may be developed for use with oral or parenteral antibiotics, with the goal of creating a combination product which either targets a specific resistance problem (for example, in combination with an anti-staphylococcal penicillin) or alternatively provides broad-spectrum empiric coverage (such as in combination with imipenem). The Company believes that the clinical adoption of such potential products could be similar to that of vancomycin as a targeted narrow-spectrum potentiator, or amoxicillin/clavulanate or imipenem as a broad-spectrum potentiator.

     The Company, in collaboration with Ortho/J&J, is designing compounds based on methicillin potentiation leads, and expects to select its first candidate from this program in 1997 for clinical development. There can be no assurance that such selection will occur in 1997 or ever. The Company has filed patent applications covering two series of lead structures originating from this program in the United States. See "Risk Factors -- Dependence on Collaborative Partners and Others" and "Risk Factors -- Dependence on Proprietary Technology and Unpredictability of Patent Protection."

     Inhibitors of Bacterial Signal Transduction

     Signal transduction is a mechanism by which a cell senses and responds to changes in its external environment and which occurs when a sensor protein, usually at the cell surface, receives and transmits a signal that results in the expression of a specific set of genes. A wide range of bacteria use signal transduction systems to regulate a variety of cellular functions. For example, it is generally believed that disease-causing bacteria are able to use such mechanisms to establish infections in different sites of the body. Signal transduction systems are also utilized by staphylococci and enterococci to express methicillin and vancomycin resistance. Elements of these regulatory systems are conserved within bacteria and across bacterial species, but are dissimilar to signal transduction mechanisms found in mammalian cells. For that reason, the Company believes that bacterial-specific signal transduction inhibitors can be developed into effective therapeutic agents.

     Microcide is initially focused on a specific signal-transduction system in staphylococci, which controls the expression of a large number of bacterial toxins and surface proteins produced during infection. The Company has developed screening and lead evaluation technologies and has identified compounds which block signal transduction control in staphylococci. These compounds are currently undergoing biochemical, microbiological and pharmacological testing in vitro and in vivo.

     Any products resulting from the bacterial signal transduction program will represent a new therapeutic approach, in that they will be anti-pathogenesis or anti-virulence agents. Potential initial products will be targeted at Gram-positive bacteria, and are expected to be used independently or in combination to enhance the potency of existing antibiotics in particularly difficult-to-treat clinical situations, such as deep-seated soft tissue infections, endocarditis, osteomyelitis and meningitis.

     The Company, in collaboration with Ortho/J&J, is in the process of selecting lead compounds for drug design efforts. The Company has filed a patent application covering the screening technology and is preparing to file a patent application in the United States covering four series of lead structures discovered to date in this program. See "Risk Factors -- Dependence on Collaborative Partners and Others" and "Risk Factors -- Dependence on Proprietary Technology and Unpredictability of Patent Protection."

     EFFLUX PUMP PROGRAM

     The high intrinsic resistance of Pseudomonas aeruginosa to many antibiotics, including quinolones, has generally been attributed to the impermeable outer membrane of this Gram-negative bacterium. Recent information, however, indicates that this intrinsic resistance is due to the combined effects of low membrane permeability and the production of membrane proteins (efflux pumps) which bind to antibiotics of many different types as they enter the bacterial cell and eject (efflux) them from the bacterium.

     The Company believes that the combination of bacterial efflux pump inhibitors with existing antibiotics could increase the susceptibility of Gram-negative bacteria like pseudomonas to such antibiotics and could increase the activity of such antibiotics in bacteria expressing efflux pump-mediated drug resistance ("MDR"). The Company has established a genetics and molecular biology program which focuses on bacterial efflux systems, and has developed novel screening and lead evaluation technologies which have resulted in the discovery of lead compounds with the desired potency, specificity for bacterial efflux pumps, and low toxicity in mammalian cells. Drug design efforts are being pursued to identify metabolically stable and pharmacologically suitable efflux pump inhibitors for selection as clinical development candidates. The Company expects that any products resulting from this effort will be combined with Daiichi's oral and parenteral quinolone antibiotics to increase their effectiveness against Gram-negative bacteria and to overcome efflux pump-mediated MDR in pseudomonas and other bacteria. The Company believes that the clinical adoption of such antibiotic/inhibitor combinations could be similar to that of Daiichi's levofloxacin and other quinolones.

     The Company, in collaboration with Daiichi, is designing compounds based on efflux pump inhibitor leads and expects by mid-1997 to select its first candidate from this program for clinical development. There can be no assurance that such selection will occur by such date, or ever. The Company has filed patent applications related to the initial series of lead structures originating from this program in the United States and is preparing patent applications relating to four other series of lead structures. See "Risk Factors -- Dependence on Collaborative Partners and Others" and "Risk Factors -- Dependence on Proprietary Technology and Unpredictability of Patent Protection."

     CELL WALL PROGRAM

     Enzymes involved in bacterial cell wall biosynthesis represent attractive and proven targets for antibiotic development. Many inhibitors of this process, which is essential and unique to bacteria, have been identified. However, relatively few of these inhibitors have been developed into commercially usable antibiotic classes. Microcide's Cell Wall Program is based on unexploited structural classes of known inhibitors which fall outside existing cell wall drug classes, and for that reason are not expected to be subject to existing resistance mechanisms.

     One class of inhibitors currently under research at Microcide shows potent activity against Pseudomonas aeruginosa and certain other bacteria, and is well tolerated and non-toxic in animal studies. The Company is working toward the design of a first-generation drug candidate, to be administered orally or parenterally, and to be targeted against specific, difficult-to-treat infections. The Company believes that the clinical adoption of the Company's potential first-generation product from this program could be similar to that of existing narrow-spectrum antibiotics such as aztreonam, a Gram-negative beta-lactam. The Company is also pursuing a second-generation antibiotic with an expanded spectrum of activity which could include Gram-negative and possibly Gram-positive bacteria.

     The Company has retained all commercial rights relating to this program and expects to fund it internally. The Company expects to select in the second half of 1997 the initial first-generation candidate for clinical development. There can be no assurance that such selection will occur by such date, or ever. The Company is preparing patent applications in the United States related to two series of lead structures originating from this program. See "Risk
Factors -- Dependence on Collaborative Partners and Others" and "Risk
Factors -- Dependence on Proprietary Technology and Unpredictability of Patent Protection."

TARGETED GENOMICS

     Microcide believes that it has developed a unique approach to antibiotic research using bacterial genetics as a foundation for drug discovery. The Company believes that this approach will yield a large number of relevant novel drug targets that in turn are expected to lead to the development of new classes of antibiotics. The Company's strategy is to target its gene discovery efforts to the pharmaceutically relevant portion of bacterial genomes, by identifying genes that are essential to bacterial viability in vitro (the Essential Genes Program) or to bacterial pathogenicity in vivo (the Pathogenesis Program). These target genes, once identified, are incorporated into the Company's high-throughput screening systems to identify compounds for further development. The Company believes that its targeted genomics approach may also be applied to other cellular systems, such as other microbial pathogens or mammalian cells. The Company believes that this approach offers significant advantages over traditional pharmaceutical company approaches, as well as the more recent bacterial genomic sequencing approaches.

     Traditional approaches to antibiotic drug discovery have centered on biochemically defined targets. In such approaches, screening assays are developed based on selectively chosen enzyme or receptor targets. Appropriately designed assays can be highly effective but have several significant drawbacks. First, such an approach is limited in its application since it requires pre-existing data with respect to the function or mechanism of an identified target, and only identifies inhibitors of that specific target. Since many targets lack such information, the range of targets that can be employed to find inhibitors is limited. Second, target-specific assays have relatively high set-up times and costs. Third, these techniques often employ an extracellular biochemical approach which may identify compounds that are excellent inhibitors of essential biochemical enzymes, but subsequently prove not to be good antibiotic candidates because sufficient concentrations within the bacterium are not achieved at the target site, or for other reasons.

     Drug discovery efforts have recently employed whole-genome sequencing approaches to antibiotic target identification. Although such approaches reveal all of the genetic information in a bacterium, the Company believes that only an estimated 5% - 10% of the total bacterial genetic material encodes proteins that are pharmaceutically relevant as drug targets. Genome sequencing approaches can only address gene function through sequence analysis and comparison, and do not adequately address the issue of the relevance of a particular gene as a drug target. Thus, while two complete bacterial genomes were sequenced and publicized in the summer of 1995, considerable research will be necessary to identify the pharmaceutically relevant target genes from this information, and to develop screens for potential inhibitors. Such screens will then face many of the same limitations as traditional screening approaches.

     ESSENTIAL GENES PROGRAM

     In contrast, Microcide's Essential Genes Program utilizes a targeted genomic approach to discover the pharmaceutically relevant genes present in bacterial genomes, and focuses on several important and diverse pathogenic bacteria. The Company has created unique molecular tools and approaches in bacterial molecular genetics, which allow it to create and use gene mutants to quickly and directly clone essential bacterial genes. These same mutants are then used to characterize and prioritize drug targets. This targeted genomics approach accelerates the entire discovery process by focusing on the relevant portions of the genome and bypassing the task of sequencing and characterizing irrelevant portions of the genome.

     To date, Microcide has identified approximately 80 of the estimated
150 - 200 essential genes in its bacterial genomic systems. Because essential genes are generally common among different bacteria, the Company believes that a number of the drug targets identified to date could lead to the discovery of new classes of broad-spectrum antibiotics. The Company has filed patent applications covering approximately 55 essential genes and related screening methods in the United States.

     The Company has also created a multi-channel screening process that it believes will accelerate antibiotic discovery in several important ways. Foremost is the ability to move directly and rapidly from gene identification to drug screen using gene mutants. Using genetic rather than biochemical assays, many targets can be utilized simultaneously to evaluate compounds, as opposed to the traditional screening approach which utilizes few targets in single assay format. This multi-channel process creates a multi-dimensional profile or "phenoprint" of each compound tested. Both multiple targets and multiple biological properties of compounds can thus be simultaneously evaluated during primary screening. Using defined testing algorithms and statistical analyses of resulting data, many compounds are tested in high-throughput mode. Collectively, the resulting compound phenoprints, along with other data on the properties of the genes and the compounds, form a database of information correlating biological effects of compounds and their structures to the various targets early in the development process. This facilitates and enhances the selection of optimal hits and most promising leads prior to commitment to drug design efforts.

                            [GRAPHIC APPEARS HERE]



   [Narrative description:  Graphic showing the Company's targeted genomic approach and multi-channel screening process.]



     The Company's multi-channel screening method has the following benefits:
(i) it is broadly applicable to all of the pharmaceutically relevant essential genes identified; (ii) it identifies compounds that can enter cells and effect inhibitory action, given its whole-cell based nature; (iii) it utilizes more sensitive assays than traditional whole-cell screens, allowing for the identification of a broader range of potential drug candidates; and (iv) it can be applied even before the novel genes or biochemical targets are fully characterized. The database created by the Company's Essential Genes Program is expected to grow in information content and ability to discriminate among compounds as each new gene or compound is evaluated and added to the database. The Company believes this database represents a significant competitive advantage in antibiotic development.

     The Company, in collaboration with Pfizer, is implementing its essential gene and multi-channel screening systems to discover and develop multiple new antibiotic drug classes. In addition, Microcide and Pfizer will select between four and six essential gene targets of high interest for biochemical screening. The molecular diversity libraries of the Company and Pfizer will be selectively applied to these screening efforts. Potential products resulting from the drug design efforts of this program are expected to constitute new classes of broad-spectrum antibiotics. The Company believes that the clinical adoption of such compounds could be similar to that of clarithromycin, ciprofloxacin or imipenem. In addition to patent applications covering essential genes, the Company has filed patent applications covering its multi-channel screening technology in the United States and elsewhere. See "Risk Factors -- Dependence on Proprietary Technology and Unpredictability of Patent Protection."

     PATHOGENESIS PROGRAM

     Bacterial pathogenesis is a complex process by which bacteria enter the host, locate and establish an appropriate growth niche, evade host defenses, circumvent host clearing mechanisms, and amplify at the site of infection. Specialized bacterial genes are required for survival in the host that are not required for growth in the laboratory environment. Damage to the host arises from bacterial products produced during growth, and from the bacterium's ability to modify and destroy host tissue. The bacterial gene products causing this damage contribute to bacterial virulence. The Company believes that cellular functions underlying these processes of pathogenicity and virulence are conserved among many disease-causing bacteria, and inhibitors of these cellular functions may be broadly acting and detrimental to the bacterium and its disease-causing ability.

     Microcide's Pathogenesis Program is targeted to the genetic determinants underlying bacterial pathogenicity and virulence. The genetic basis of bacterial pathogenicity is largely unknown and unexplored for drug targeting. The Company has developed novel molecular and genetic methods to identify pathogenesis gene targets in vitro and in animal models, and to genetically assess the effect of target inhibition in vivo. These methods are being employed to create a library of such genes for drug discovery research. To date, the Company has identified 37 pathogenesis gene mutants, and cloned and sequenced at least eight potential pathogenesis gene targets, which are being examined in vitro and in animal systems. Specific screens will be devised and implemented to identify inhibitors of the most attractive pathogenesis gene targets, in which inhibition of the target function will prevent the bacterium's proliferation or virulence in vivo. Inhibition of genetic processes underlying pathogenesis is expected to constitute a novel approach to the prevention and treatment of bacterial disease, and potentially offer therapeutic advantages over traditional antibiotic therapy.

     The Company has retained all commercial rights to this program and intends to fund this program internally. The Company has filed patent applications in the United States covering methods for discovery and characterization of pathogenesis genes.

COLLABORATIVE AGREEMENTS

     The Company's strategy is to enter into collaborations with major pharmaceutical companies to develop its initial products. Such collaborations are expected to provide the Company with funding, discovery technologies, research staffing, access to molecular diversity, and development and commercialization capabilities. To date the Company has entered into Collaborative Agreements with three major pharmaceutical companies: Ortho/J&J with regard to the Gram-Positive Program; Daiichi with regard to the Efflux Pump Program; and Pfizer with regard to the Essential Genes Program. The Company has certain rights to co-promote in North America products developed pursuant to these collaborations.

     ORTHO/J&J -- GRAM-POSITIVE PROGRAM

     In October 1995, Microcide and Ortho/J&J entered into the Ortho/J&J Agreements pursuant to which they agreed to collaborate to discover and develop certain antibiotics and antibiotic potentiators targeted at Gram-positive bacteria. The term of the Ortho/J&J Agreements is three years, subject to Ortho/J&J's right to earlier terminate the Ortho/J&J Agreements on six months prior written notice, and with Ortho/J&J having an option to extend the term for an additional one-year period. Ortho/J&J has made a $3.0 million up-front license payment to the Company and an affiliate of Ortho/J&J has made a $5.0 million equity investment in the Company. Ortho/J&J is obligated to provide the Company with $3.5 million per year in research support payments throughout the term of the Ortho/J&J Agreements. Microcide may also receive from Ortho/J&J milestone payments of up to $16.5 million for the first product and $15.5 million for each subsequent product upon the achievement of product development milestones and, in addition, royalties on the worldwide sale of drugs resulting from the collaboration. The Ortho/J&J Agreements provide Ortho/J&J with exclusive worldwide rights to products developed during the collaboration. The development, manufacture and sale of drugs resulting from the collaboration will be conducted by Ortho/J&J, provided that Microcide has the right to undertake certain co-promotion activity in North America subject to Ortho/J&J's approval. There can be no assurance that any potential products will be discovered during the collaboration or that, if discovered, Ortho/J&J will elect to proceed with the development of such potential products. As a result, there can be no assurance that any of the milestone or royalty payments contemplated by the Ortho/J&J Agreements will be made. See "Targeted
Antibiotics -- Gram-Positive Program."

     DAIICHI -- EFFLUX PUMP PROGRAM

     In November 1995, Microcide and Daiichi entered into the Daiichi Agreement pursuant to which they agreed to collaborate to discover and develop antibiotics and antibiotic potentiators, acting through inhibition of the efflux pump mechanism, primarily targeted at pseudomonas. The term of the research program under the Daiichi Agreement is two years and nine months commencing as of July 1, 1995 subject to Daiichi's right to earlier terminate the research program under the Daiichi Agreement after July 1, 1997 upon six months prior notice, and with Daiichi having an option to extend the term of the research program under the Daiichi Agreement for an additional six months or one year. Daiichi is obligated to provide research support funding to Microcide of $3.0 million for the first nine months and $3.5 million for each subsequent year during the term of the research program. Daiichi has the right to enter into a license agreement (the "Daiichi License Agreement") for exclusive worldwide rights to products developed during the collaboration. Pursuant to the Daiichi License Agreement, Microcide is entitled to receive from Daiichi milestone payments of up to $13.0 million for each product developed during the collaboration upon the achievement of certain drug development milestones and, in addition, royalties on the worldwide sale of drugs resulting from the collaboration. The development, manufacture and sale of drugs resulting from the collaboration will be conducted by Daiichi subject to Microcide's right to co-promote such drugs in North America, for which Microcide shall receive reasonable compensation. There can be no assurance that any potential products will be discovered during the collaboration or that, if discovered, Daiichi will elect to proceed with the development of such potential products. As a result, there can be no assurance that any of the milestone or royalty payments contemplated by the Daiichi License Agreement will be made. See "Targeted Antibiotics -- Efflux Pump Program."

     PFIZER -- ESSENTIAL GENES PROGRAM

     In March 1996, Microcide and Pfizer entered into the Pfizer Agreements pursuant to which they agreed to collaborate to implement genetics-based screening technology to identify and subsequently develop antibacterial products. The term of the Pfizer Agreements is five years, subject to Pfizer's right to earlier terminate after February 1999 with six months prior written notice. Pfizer has made a $1.0 million up-front license payment to the Company and a $5.0 million equity investment in the Company. Pfizer is obligated to provide Microcide with $4.2 million per year in research support payments during the term of the Pfizer Agreements. Microcide may also receive from Pfizer milestone payments of up to $32.5 million for each product developed during the collaboration upon the achievement of product development milestones and, in addition, royalties on the worldwide sale of drugs resulting from the collaboration. The Pfizer Agreements provide Pfizer with exclusive worldwide rights to products developed during the collaboration. The development, manufacture and sale of drugs resulting from the collaboration will be conducted by Pfizer, subject to Microcide's right to co-promote such products in North America. There can be no assurance that any potential products will be discovered during the collaboration or that if discovered, Pfizer will elect to proceed with the development of such potential product. As a result, there can be no assurance that any of the milestone or royalty payments contemplated by the Pfizer Agreements will be made. See "Targeted Genomics -- Essential Genes Program."

     The Company is dependent on its collaborative partners for drug development, obtaining regulatory approvals, funding and other resources for products emerging from these collaborations. See "Risk Factors -- Dependence on Collaborative Partners and Others" and "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding."

PATENTS, PROPRIETARY TECHNOLOGY AND TRADE SECRETS

     Protection of the Company's proprietary compounds and technology is essential to the Company's business. The Company's policy is to seek, when appropriate, protection for its lead compounds, gene discoveries, screening technologies and certain other proprietary technology by filing patent applications in the

United States and other countries. The Company has filed approximately 30 patent applications in the United States, in addition to applications filed in other countries, covering its inventions. To date, the Company has not been issued any United States or foreign patents. See "Risk Factors -- Dependence on Proprietary Technology and Unpredictability of Patent Protection."

     Patent law as it relates to inventions in the biotechnology field is still evolving, and involves complex legal and factual questions for which legal principles are not firmly established. Accordingly, there can be no assurance that patents will be granted with respect to any of the Company's pending patent applications or with respect to any patent applications filed by the Company in the future. Moreover, because patent applications in the United States are maintained in secrecy until patents issue, because patent applications in certain other countries generally are not published until more than eighteen months after they are filed, because publication of technological developments in the scientific or patent literature often lags behind the date of such developments, and because searches of prior art may not reveal all relevant prior inventions, the Company cannot be certain that it was the first to invent the subject matter covered by its patent applications or that it was the first to file patent applications for such inventions.

     The commercial success of the Company will depend in part on not infringing patents or proprietary rights of others. There can be no assurance that the Company will be able to obtain a license to any third-party technology it may require to conduct its business or that if obtainable, such technology can be licensed at reasonable cost. Failure by the Company to obtain a license to technology that it may require to utilize its technologies or commercialize its products may have a material adverse effect on the Company. In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company, to protect trade secrets, know-how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial costs to and diversion of resources by the Company and could have a material adverse impact on the Company. There can be no assurance that any of the Company's issued or licensed patents would ultimately be held valid or that efforts to defend any of its patents, trade secrets, know-how or other intellectual property rights would be successful. An adverse outcome in any such litigation or proceeding could subject the Company to significant liabilities, require the Company to cease using the subject technology or require the Company to license the subject technology from the third party, all of which could have a material adverse effect on the Company's business.

     In addition to patent protection, the Company relies upon trade secrets, proprietary know-how and continuing technological advances to develop and maintain its competitive position. To maintain the confidentiality of its trade secrets and proprietary information, the Company requires its employees, consultants and collaborative partners to execute confidentiality agreements upon the commencement of their relationships with the Company. In the case of employees, the agreements also provide that all inventions resulting from work performed by them while in the employ of the Company will be the exclusive property of the Company. There can be no assurance, however, that these agreements will not be breached, that the Company would have adequate remedies in the event of any such breach or that the Company's trade secrets or proprietary information will not otherwise become known or developed independently by others. See "Risk Factors -- Dependence on Proprietary Technology and Unpredictability of Patent Protection."

COMPETITION

     The biotechnology and pharmaceutical industries are intensely competitive. Many companies, including large, multinational pharmaceutical and biotechnology companies, are actively engaged in activities similar to those of the Company. Many of these companies may employ in such activities greater financial and other resources, including larger research and development staffs and more extensive marketing and manufacturing organizations, than the Company or its collaborative partners. There are also academic institutions, governmental agencies and other research organizations that are conducting research in areas in which the Company is working. See "Risk Factors -- Highly Competitive Industry."

     The Company also expects to encounter significant competition with respect to the drugs that it and its collaborative partners plan to develop. Companies that complete clinical trials, obtain required Regulatory Agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage. In order to compete successfully, the Company's goal is to obtain patent protection for its potential products and to make those available selectively to pharmaceutical companies through collaborative and licensing arrangements. There can be no assurance, however, that the Company will obtain patents covering its potential products that protect them against competitors. Moreover, there can be no assurance that the Company's competitors will not succeed in developing technologies and drugs that are more effective than those developed by the Company and its collaborative partners or that would render technology or drugs of the Company and its collaborators less competitive or obsolete. See
"-- Patents, Proprietary Technology and Trade Secrets."

GOVERNMENT REGULATION

     The development, manufacture and marketing of drugs developed by the Company or its collaborative partners are subject to regulation by numerous governmental agencies in the United States and in other countries. The FDA and comparable Regulatory Agencies in other countries impose mandatory procedures and standards for the conduct of certain preclinical testing and clinical trials and the production and marketing of drugs for human therapeutic use. Product development and approval of a new drug are likely to take a number of years and involve the expenditure of substantial resources. See "Risk Factors -- Stringent Government Regulation and Need For Product Approvals."

     The steps required by the FDA before new drugs may be marketed in the United States include: (i) preclinical studies; (ii) the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug (an "IND"); (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for its intended use; (iv) submission to the FDA of a new drug application (an "NDA"); and (v) review and approval of the NDA by the FDA before the drug may be shipped or sold commercially.

     In the United States, preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Laboratories involved in preclinical testing must comply with FDA regulations regarding Good Laboratory Practices. Preclinical testing results are submitted to the FDA as part of the IND and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND becomes effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in the commencement of human clinical trials.

     Clinical trials, which involve the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, are typically conducted in three sequential phases, although the phases may overlap with one another. Clinical trials must be conducted in accordance with the FDA's Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board (the "IRB") at the institution where the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Compounds must be formulated according to the FDA's Good Manufacturing Practices ("GMP").

     Phase I clinical trials represent the initial administration of the investigational drug to a small group of healthy human subjects or, more rarely, to a group of selected patients with the targeted disease or disorder. The goal of Phase I clinical trials is typically to test for safety (adverse effects), dose tolerance, absorption, biodistribution, metabolism, excretion and clinical pharmacology and, if possible, to gain early evidence regarding efficacy.

     Phase II clinical trials involve a small sample of the actual intended patient population and seek to assess the efficacy of the drug for specific targeted indications, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

     Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase III clinical trials are initiated to establish further clinical safety and efficacy of the investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for all physician labeling. The results of the research and product development, manufacturing, preclinical testing, clinical trials and related information are submitted to the FDA in the form of an NDA for approval of the marketing and shipment of the drug.

     Timetables for the various phases of clinical trials and NDA approval cannot be predicted with any certainty. The Company, its collaborative partners or the FDA may suspend clinical trials at any time if it is believed that individuals participating in such trials are being exposed to unacceptable health risks. Even assuming that clinical trials are completed and that an NDA is submitted to the FDA, there can be no assurance that the NDA will be reviewed by the FDA in a timely manner or that once reviewed, the NDA will be approved. The approval process is affected by a number of factors, including the severity of the targeted indications, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, or may require additional testing or information with respect to the investigational drug. Even if initial FDA approval is obtained, further studies, including post-market studies, may be required in order to provide additional data on safety and will be required in order to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. The FDA will also require post-market reporting and may require surveillance programs to monitor the side effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the drug. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling, an NDA supplement may be required to be submitted to the FDA.

     Each manufacturing establishment for new drugs is also required to receive some form of approval by the FDA. Among the conditions for such approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to GMP, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure full technical compliance. Manufacturing establishments, both foreign and domestic, are also subject to inspections by or under the authority of the FDA and may be subject to inspections by foreign and other federal, state or local agencies.

     There can be no assurance that the regulatory framework described above will not change or that additional regulations will not arise that may affect approval of or delay an IND or an NDA. Moreover, because the Company's present collaborative partners are, and it is expected that the Company's future collaborative partners may be, primarily responsible for preclinical testing, clinical trials, regulatory approvals, manufacturing and commercialization of drugs, the ability to obtain and the timing of regulatory approvals are not within the control of the Company.

     Prior to the commencement of marketing a product in other countries, approval by the Regulatory Agencies in such countries is required, whether or not FDA approval has been obtained for such product. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than the time required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country has its own procedures and requirements.

     The Company is also subject to regulation under other federal laws and regulation under state and local laws, including laws relating to occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control. Although the Company believes that its safety procedures for handling and disposing of radioactive compounds and other hazardous materials used in its research and development activities comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of any such accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

SCIENTIFIC CONSULTANTS

     The Company has consulting arrangements with a number of leading academic scientists and clinicians who serve as members of its scientific advisory board ("SAB") or as consultants to the SAB and management. Many of these individuals are experts in the fields of bacterial pathogenesis, cellular biochemis-try, bacterial genetics and genomics, medicinal chemistry, host-pathogen signaling and clinical infectious disease. The consultants bring unique insight into product selection, access to leading academic research in molecular biology and microbial pathogenesis, and significant experience in clinical trial design and patient care.

     Scientific advisory board members attend periodic SAB meetings as well as certain project meetings on an ad hoc basis and are frequently contacted by the Company's scientific staff and management for advice. Members of the SAB generally provide approximately 10 days of consulting services per year. Members of the SAB are paid fixed fees on a quarterly basis and per diem fees and travel expenses for their attendance at SAB meetings. Other scientific consultants are paid fixed fees for their services on a monthly or quarterly basis.

     Many of the Company's consultants, including several of those identified below, have purchased shares of Common Stock and have written contracts with the Company pursuant to which they are required to provide to the Company a minimum number of days per year of consulting services, typically 8 - 10 days. In 1995, the Company paid its consultants approximately $300,000 in the aggregate. In 1994, such payments aggregated approximately $260,000.

     None of the consultants is an employee of the Company. Most of the consultants have other commitments to, or consulting or advisory contracts with, their employers and other institutions.

     The Company's consultants include the following individuals:

     Sydney Brenner, Ph.D., is Honorary Professor of Genetic Medicine in the Department of Medicine at the University of Cambridge Clinical School. He is known for his research in molecular genetics and particularly for his work on the genetic code and on the transfer of information from DNA to proteins. In the 1960's, he was one of the pioneers in the area of the molecular biology of multicellular organisms, establishing the nematode worm, Caenorhabditis elegans, as a model for the genetic and cellular basis of development and behavior. Dr. Brenner was formerly Director of the Laboratory of Molecular Biology in Cambridge, and a member of the Scripps Research Institute in La Jolla, California.

     Henry Chambers, M.D., is Chief of the Division of Infectious Disease and Director of the Microbial Pathogenesis Unit at University of California, San Francisco Hospital and San Francisco General Hospital. He is also an Associate Professor of Medicine at University of California, San Francisco. Dr. Chambers is an expert in clinical infectious diseases, serving as Co-Chairman of San Francisco General Hospital's Infection Control Committee and Chairman of the Antibiotic Advisory Committee of Pharmacy and Therapeutics. Dr. Chambers has published widely, and is a member of the editorial board of Antimicrobial Agents and Chemotherapy.

     Burton G. Christensen, Ph.D., was formerly Senior Vice President, Chemistry, of the Merck Research Laboratories. Dr. Christensen holds over 180 issued United States patents. Dr. Christensen received the Thomas Alva Edison Patent Award for his discovery of cefoxitin (Mefoxin), and was an inventor of imipenem (Primaxin). He is a recipient of the Chemical Pioneer Award by the American Institute of Chemistry for his development of novel synthetic methodology in beta-lactam chemistry, and led programs at Merck responsible for the discovery of ivermectin (Ivomec), an animal health product, PedVaxHIB, a conjugate vaccine for the prevention of H. influenza, and finasteride (Proscar), for the treatment of benign prostatic hypertrophy.

     Patrice Courvalin, M.D., is a Professor at the Pasteur Institute, where he directs the French National Reference Center for Antibiotics and is the head of the Antibacterial Agents Unit. He is an internationally recognized expert in the genetics and biochemistry of antibiotic resistance. His work has defined the molecular mechanisms of the evolution, dissemination and function of antibiotic resistance genes, which has led to a revision of the dogma on natural dissemination of antibiotic resistance. Dr. Courvalin has received numerous awards and honors including the Jacques Monod Award of the Foundation de France, the Louis Garrod award of the British Society for Antimicrobial Chemotherapy and the Hamao Umezawa award of the International Society for Chemotherapy for his work on antibiotic resistance.

     Julian Davies, Ph.D., F.R.S., is Professor and the Head of the Department of Microbiology and Immunology and Director of the West-East Center at the University of British Columbia. He has been actively engaged in studies of antibiotic mode-of-action and resistance mechanisms for more than 25 years. He received the Hoechst-Roussel Prize for studies of antimicrobial agents and numerous other awards for his work in this field. He was the first to identify the mechanism-of-action and resistance of the aminoglycosides. Dr. Davies was formerly Head of the Microbial Engineering Unit at the Pasteur Institute in Paris, and President and Research Director of Biogen.

     Stanley Falkow, Ph.D., is Professor of Microbiology and Immunology and Medicine at Stanford University School of Medicine. Dr. Falkow is recognized internationally for his research related to the molecular mechanisms of bacterial pathogenesis. Dr. Falkow has been elected to the National Academy of Sciences and to the American Academy of Arts and Sciences. He is a recipient of the Squibb Award (Infectious Diseases Society of America), the Becton Dickinson Award (American Society for Microbiology), and the Paul Ehrlich-Ludwig Darmstaedter Prize. He has served on the editorial boards of Infection and Immunology, Molecular Microbiology, the Journal of Infectious Diseases and the Journal of Bacteriology. Dr. Falkow formerly held faculty appointments at University of Washington, Georgetown University and Walter Reed Army Institute of Research.

     Robert Moellering, Jr., M.D., is the Shields Warren-Mallinckrodt Professor of Medical Research at Harvard University Medical School and Physician-in-Chief at the New England Deaconess Hospital, where he serves as Chairman of the Department of Medicine. Dr. Moellering is an internationally recognized expert in clinical infectious diseases and in research on the mechanism of action and resistance to antimicrobial agents. Dr. Moellering is the recipient of the Garrod Medal from the British Society for Antimicrobial Chemotherapy, the Hoechst-Roussel Award from the American Academy of Microbiology and the Feldman Award from the Infectious Diseases Society of America for which he is a past President. He is Editor-in-Chief Emeritus of Antimicrobial Agents and Chemotherapy, Editor of Infectious Disease Clinics of North America and Editor of the European Journal of Clinical Microbiology and Infectious Diseases.

     Hiroshi Nikaido, M.D., Ph.D., is Professor of Biochemistry and Molecular Biology at University of California, Berkeley. Dr. Nikaido is internationally recognized for his pioneering work on the structure, function and biosynthesis of macromolecules that comprise the surface of the bacterial cell. His studies have dealt mainly with the outer membrane of Gram-negative bacteria; studies of channel-forming proteins ("porins"); studies of numerous specific transport channels; and the unusual barrier properties of the lipid bilayer in the membrane conferred by the presence of lipopolysaccharides. Dr. Nikaido was awarded the Paul Ehrlich Prize of West Germany for his work on the biosynthesis of lipopolysaccharides and the Hoechst-Roussel Award of the American Society for Microbiology for his work on the role of the outer membrane in antibiotic resistance.

     Staffan Normark, M.D., Ph.D., is Professor of Bacteriology at Karolinska Institute and Head of the Bacteriology Unit at the Swedish Institute for Infectious Disease Control. Dr. Normark is internationally known for his work on the molecular mechanisms of microbial attachment to host cells and antibiotic resistance. He is a member of the Swedish Royal Academy of Sciences, the Nobel Assembly and the Nobel Committee for Medicine or Physiology. Dr. Normark has received the Femstrom's Award to Young Scientists (for studies on gene amplification), the Svedberg's Award in Biochemistry (for studies on bacterial adhesions), the Axel Hirsch's Award in Bacteriology and the Domagk Award (for studies on beta-lactams and beta-lactamases), the Goran Gustavsson Award in Medicine and Jean-Pierre Lecoqc Award in Molecular Medicine. He is a member of the editorial boards of Molecular Microbiology and Science.

     David Relman, M.D., is Assistant Professor of Medicine (Infectious Diseases and Geographic Medicine) and of Microbiology and Immunology at Stanford University School of Medicine, and is a staff physician at the Palo Alto Department of Veterans Affairs Medical Center. Dr. Relman's expertise is in the molecular mechanisms of bacterial pathogenesis. He discovered two previously uncharacterized, uncultivated bacterial pathogens, agents of bacillary angiomatosis and Whipple's disease. Dr. Relman is a recipient of a Biomedical Scholar Award from the Lucille P. Markey Charitable Trust and the Baxter Diagnostics MicroScan Young Investigator Award from the American Society for Microbiology.

     Merle Sande, M.D., is Chief of Medical Services at San Francisco General Hospital, and Professor and Vice Chairman of Medicine at University of California, San Francisco. Dr. Sande is recognized internationally as a clinical infectious disease expert, is actively involved in the medical community and has served on a variety of AIDS and infectious disease advisory boards at the state and national level. He serves on several editorial boards including AIDS, Antimicrobial Agents and Chemotherapy, Infectious Diseases in Clinical

Practice, Journal of Acquired Immune Deficiency Syndromes and Journal of Infectious Diseases. He is editor of the premier AIDS textbook and co-editor of the Sanford Guide to Antimicrobial Therapy. He holds numerous professional society memberships and honors including the American Association for the Advancement of Science.

     Robert M. Williams, Ph.D., is Professor of Chemistry at Colorado State University. Dr. Williams is an expert in organic and biological chemistry. He developed a general method for synthesis of non-proteinogenic amino acids widely used by industry. He has designed and synthesized numerous antibiotics and anti-tumor agents, and has advanced synthetic chemistry to probe and discover molecular mechanisms of small molecule drug interactions with biomacromolecular targets. Dr. Williams serves on the Editorial Advisory Board of Chemistry and Biology and is Editor-in-Chief of Amino Acids. His honors and awards include an Eli Lilly Young Investigator award, a Merck Academic Development Award and an NIH Research Career Development Award.

EMPLOYEES

     As of March 31, 1996, the Company had 68 full-time employees, 27 of whom hold Ph.D. degrees. Of the Company's full-time employees, approximately 57 are engaged directly in scientific research and 11 are engaged in general and administrative functions. The Company believes that its future success will depend, in part, on its continuing ability to attract, retain and motivate qualified scientific, technical and managerial personnel. The Company faces intense competition in this regard from other companies, research and academic institutions, government entities and other organizations. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced work stoppages. The Company considers its relations with employees to be good.

FACILITIES

     The Company's principal facility consists of approximately 35,500 square feet of leased laboratory and office space in Mountain View, California under a lease agreement with an initial term expiring on September 30, 2000. The Company intends to exercise its option to extend the term of this lease for five additional years. From the Company's inception through March 31, 1996, the Company has made capital expenditures aggregating approximately $3.7 million in constructing and equipping its Mountain View facility. The Company believes that its facilities are sufficient to accommodate the anticipated research and administrative needs of the Company through the end of 1996. Thereafter, the Company believes that it will be able to secure adequate additional facilities for its continued operations.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company are as follows:

               NAME                  AGE                      POSITION
- -----------------------------------  ---   ----------------------------------------------
James E. Rurka.....................  50    President, Chief Executive Officer and
                                           Director
Keith A. Bostian, Ph.D. ...........  44    Chief Operating Officer and Director
Joseph S. Lacob(1).................  40    Chairman of the Board of Directors
Hugh Y. Rienhoff, Jr., M.D.(1).....  44    Director
Jon S. Saxe(1).....................  59    Director
David Schnell, M.D.(2).............  35    Director
L. James Strand, M.D.(2)...........  54    Director
John P. Walker(2)..................  47    Director
Matthew J. Hogan...................  36    Chief Financial Officer
Ving J. Lee, Ph.D. ................  45    Vice President, Medicinal Chemistry and
                                           Preclinical Evaluation
James G. Christenson, Ph.D. .......  53    Executive Director, Project Management
Molly B. Schmid, Ph.D. ............  42    Director, Discovery Biology
Scott J. Hecker, Ph.D. ............  37    Associate Director, Chemistry
May D. Lee, Ph.D. .................  46    Associate Director, Molecular Diversity
Suzanne Chamberland, Ph.D. ........  35    Assistant Director, In Vitro Pharmacology

- ---------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

     James E. Rurka, President, Chief Executive Officer and a Director, joined the Company in February 1994. From August 1983 to December 1993 he was with Cetus Corporation and Chiron Corporation where he was most recently President of the Cetus Oncology Division. Prior to joining Cetus Corporation, Mr. Rurka held several group marketing and product management positions at Bristol Laboratories and Schering Laboratories. Mr. Rurka holds a B.A. in English with a minor in Business from Seton Hall University, and he attended Seton Hall University Graduate School of Business.

     Keith A. Bostian, Ph.D., Chief Operating Officer and a Director, is a Founder of the Company. Dr. Bostian joined the Company in December 1992. From June 1987 through December 1992 he was employed at Merck Research Laboratories, where he was Executive Director of Microbiology and Molecular Genetics. Dr. Bostian was an Assistant and Adjunct Associate Professor of Biology in the Division of Biology at Brown University from 1982 to 1990 and was elected to the American Academy of Microbiology in 1993. Dr. Bostian received a B.A. in Biology and Chemistry from Augustana College and a Ph.D. in Biochemistry from Queen Mary College, University of London.

     Joseph S. Lacob, Chairman of the Board, has served as a Director of the Company since December 1992. Mr. Lacob, a Partner with Kleiner Perkins Caufield & Byers since May 1987, has participated in investments of 33 new life science companies. He is Chairman of the Board of CellPro, Inc. and he is a Director of Pharmacyclics, Inc., Heartport and Axion, Inc. and several other life science companies. Mr. Lacob has served as General Manager for FHP International, a management consultant with Booz, Allen & Hamilton and a Marketing Manager at Cetus Corporation. Mr. Lacob received a B.S. in Biochemistry from University of California, Irvine, an M.P.H. from University of California, Los Angeles and an M.B.A. from Stanford University Graduate School of Business.

     Hugh Y. Rienhoff, Jr., M.D., became a Director of the Company in July 1994. Dr. Rienhoff is a Partner at New Enterprise Associates, where his focus is on biopharmaceuticals and health information technology. Prior to joining New Enterprise Associates in July 1992, Dr. Rienhoff was a member of the faculty in the Department of Molecular Biology and Genetics at The Johns Hopkins University School of Medicine from

July 1989 through June 1992. Dr. Rienhoff trained in internal medicine and human genetics at The Johns Hopkins Hospital, and received a B.A. in English and Biology at Williams College and an M.D. from The Johns Hopkins University.

     Jon S. Saxe became a Director of the Company in October 1993. Mr. Saxe performed consulting services for the Company from August 1993 to July 1995. Mr. Saxe serves as a Director on several corporate boards, including Protein Design Labs, Inc., Insite Vision, Inc., ID Biomedical Inc. and InCyte Pharmaceuticals, Inc. Mr. Saxe has served as President of Protein Design Labs, Inc. since January 1995. He was President of Saxe Associates in Boulder, Colorado from April 1993 to January 1995, and was President of Synergen, Inc. from October 1989 to April 1993. He has over 25 years of experience with Hoffmann-LaRoche Inc. primarily in the areas of patent law, licensing and corporate development. Mr. Saxe received a B.S. in Chemical Engineering from Carnegie-Mellon University, a J.D. from George Washington University School of Law and an LL.M. from New York University School of Law.

     David Schnell, M.D., has served as a Director of the Company since December 1992 and is a Founder of the Company. He has been a partner at Kleiner Perkins Caufield & Byers since January 1994 where he leads the firm's investments in health care services and information systems. From August 1987 to December 1993, he was a marketing and business development executive at Sandoz Pharmaceuticals Corporation. From January 1992 to December 1993, he managed Sandoz' venture capital activities and with Avalon Medical Partners founded the Company. Dr. Schnell is the founding President of HealthScape and serves on the Board of Directors of Neurocrine Biosciences and several other privately-held companies. Dr. Schnell received a B.S. in Biological Sciences and an A.M. in Health Services Research from Stanford University and an M.D. from Harvard University.

     L. James Strand, M.D., became a Director of the Company in January 1993. Dr. Strand joined Institutional Venture Partners as a Consultant in 1987, was named a Venture Partner of Institutional Venture Partners in 1993 and a General Partner of Institutional Venture Management VI in 1994. Prior to joining IVP full time, Dr. Strand was President of Advanced Marketing Decisions, a biomedical marketing and product development consulting company. Previously, he was Vice President of Medical Affairs and Director of Marketing Planning at Syntex Laboratories, Medical Director and Chairman of the Product Assessment Committee at Alza and CEO and Director of both DDI Pharmaceuticals and Laserscope. He is currently a Director of Accordant Health Services, Aviron and Prograft. He was Assistant Professor of Medicine at University of Texas Southwestern Medical School in Dallas. Dr. Strand holds a B.S., M.A. and M.D. from University of California, San Francisco and an M.B.A. from Santa Clara University.

     John P. Walker became a Director of the Company in December 1995. He has been President, Chief Executive Officer and a Director of Arris Pharmaceutical Corporation since February 1993. From September 1991 to January 1993 he was a General Partner of Alpha Venture Partners. From June 1986 to January 1991, Mr. Walker was Chairman, President and Chief Executive Officer of Vitaphore Corporation, a company which was acquired in April 1990 by Union Carbide Chemicals and Plastics Company Inc. Following that acquisition, Mr. Walker served as the latter company's Vice President, BioMaterials Systems from January 1991 to September 1991. From 1971 to 1985, Mr. Walker was employed by American Hospital Supply Corporation in a variety of general management, sales, and marketing positions, most recently serving as President of the American Hospital Company. Mr. Walker received a B.A. from State University of New York at Buffalo and conducted graduate business studies at Northwestern University Institute for Management. He serves as a director of several private companies.

     Matthew J. Hogan, Chief Financial Officer, joined the Company in May 1996. Prior to joining the Company, he held various positions since 1986 in the investment banking group at Merrill Lynch & Co., most recently as a Director focusing on the biotechnology and pharmaceutical sectors. Mr. Hogan holds a B.A. in Economics from Dartmouth College and an M.B.A. from the Amos Tuck School of Business Administration.

     Ving J. Lee, Ph.D., Vice President, Medicinal Chemistry and Preclinical Evaluation, joined the Company in December 1993. He held various positions at Lederle Laboratories, Division of American Cyanamid, from September 1977 to December 1993, most recently Head of the Department of Chemistry for Infectious Diseases and Molecular Biology Research. He was a recipient of the Cyanamid Scientific Achievement

Award in 1981 for research in Natural Products. Dr. Lee received a B.A. in Chemistry from Ohio State University, Columbus, and an M.S. in Organic Chemistry and a Ph.D. in Organic Chemistry from University of Illinois, Champaign-Urbana.

     James G. Christenson, Ph.D., Executive Director, Project Management, joined the Company in August 1995. Prior to joining the Company, Dr. Christenson was an independent consultant from November 1994 to August 1995. Dr. Christenson held a series of research positions at Hoffmann-LaRoche from June 1968 to November 1994, most recently as International Project Director. He was instrumental in the discovery and development of Rocephin(R) (ceftriaxone). Dr. Christenson received a B.S. in Chemistry from Stanford University, an S.M. in Biology from Massachusetts Institute of Technology and a Ph.D. in Biochemistry from City University of New York for research at the Roche Institute of Molecular Biology.

     Molly B. Schmid, Ph.D., Director, Discovery Biology, joined the Company in June 1994. Dr. Schmid served as a consultant to the Company from December 1993 to May 1994 prior to joining the Company. She was an Associate Professor of Biology at University of Houston from January 1994 to August 1995, where she was on leave from May 1994 to August 1995. Dr. Schmid was Assistant Professor of Molecular Biology at Princeton University from April 1986 to January 1994. She is a recipient of the Searles Scholar's Award from The Chicago Community Trust. Dr. Schmid earned a B.S. in Biology from State University of New York, Albany and a Ph.D. in Biology from University of Utah.

     Scott J. Hecker, Ph.D., Associate Director, Chemistry, joined the Company in December 1993. From November 1985 to December 1993 he was employed at Pfizer Inc. Dr. Hecker received a B.A. in Chemistry from Wesleyan University and a Ph.D. in Chemistry from University of California, Berkeley.

     May D. Lee, Ph.D., Associate Director, Molecular Diversity, joined the Company in May 1994. Prior to joining the Company, Dr. Lee was with American Cyanamid Co., Medical Research Division, from September 1977 to March 1994. She was a recipient of the Cyanamid Scientific Achievement Award in 1986. Dr. Lee received a B.Sc. in Honors Chemistry from University of British Columbia and an M.S. and a Ph.D. in Organic Chemistry from University of Illinois, Champaign-Urbana.

     Suzanne Chamberland, Ph.D., Assistant Director, In Vitro Pharmacology, joined the Company in March 1994. From July 1991 to March 1994, Dr. Chamberland was Assistant Professor at Universite Laval and a Scholar of the Health Research Foundation of the Pharmaceutical Manufacturer Association of Canada and the Medical Research Council of Canada. Dr. Chamberland received a B.S. in Microbiology at Universite de Sherbrooke (Canada), an M.S. in Microbiology and Immunology at Universite de Montreal (Canada) and a Ph.D. in Medical Science (Medical Microbiology) from University of Calgary (Canada).

     The Company's Restated Certificate provides for a Board of Directors that is divided into three classes. The directors in Class I hold office until the first annual meeting of stockholders following this Offering, the directors in Class II hold office until the second annual meeting of stockholders following this Offering, and the directors in Class III hold office until the third annual meeting of stockholders following this Offering (or, in each case, until their successors are duly elected and qualified or their earlier resignation, removal from office or death), and, after each such election, the directors in each such case will then serve in succeeding terms of three years and until their successors are duly elected and qualified. Officers of the Company serve at the discretion of the Board of Directors. There are no family relationships among the Company's directors and executive officers. However, Ving J. Lee, Ph.D. and May D. Lee, Ph.D., key employees of the Company, are husband and wife.

     The Board of Directors currently has an Audit Committee and a Compensation Committee. The Audit Committee oversees the actions taken by the Company's independent auditors and reviews the Company's internal financial and accounting controls and policies. The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for officers and other employees of the Company and administers various incentive compensation and benefit plans.

DIRECTOR COMPENSATION

     Except as described below, members of the Company's Board of Directors do not receive compensation for their services as directors.

     Non-employee directors are entitled to participate in the 1996 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the Board of Directors in March 1996, and will be submitted to the shareholders for approval at the Company's 1996 annual stockholders meeting. The Director Plan has a term of ten years, unless terminated sooner by the Board of Directors. A total of 80,000 shares of Common Stock have been reserved for issuance under the Director Plan.

     The Director Plan provides for the automatic grant of an option (the "First Option") to purchase 12,000 shares of Common Stock to each non-employee director who first becomes a non-employee director after the effective date of the Director Plan, provided that such director was not an employee director of the Company immediately prior to becoming a non-employee director. Each non-employee director, whether or not eligible to receive a First Option, shall automatically be granted an option to purchase 4,000 shares of Common Stock (a "Subsequent Option") each year on the date of the Company's annual stockholders meeting, if on such date he or she has served on the Board for at least six months. First Options and Subsequent Options have terms of ten years. First Options vest and become exercisable as to 1/6th of the shares subject to the option six months after the date of grant, and as to 1/36th of the shares each month thereafter. Subsequent Options vest as to 1/12th of the shares subject to the option each month after the date of grant. The exercise prices of First Options and Subsequent Options are 100% of the fair market value per share of the Common Stock, generally determined with reference to the closing price of the Common Stock as reported on the Nasdaq National Market on the date of grant.

     In the event of a merger of the Company or the sale of substantially all of the assets of the Company, each option granted under the Director Plan may be assumed or an equivalent option substituted by the successor corporation. If an option is assumed or substituted, it will continue to vest as provided in the Director Plan. However, if a non-employee director's status as a director of the Company or the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the non-employee director, each option granted to such non-employee director will become fully vested and exercisable. If the successor corporation does not agree to assume or substitute the option, each option will also become fully vested and exercisable for a period of 30 days from the date the Board of Directors notifies the optionee of the option's full exercisability, after which period the option will terminate. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within twelve months after such director's termination by death or disability, but in no event later than the expiration of the option's ten-year term. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

     The administration and other terms of the Director Plan have been structured so that options granted to any non-employee directors who administer the Company's stock plans will qualify as transactions exempt from Section 16(b) of the Exchange Act, pursuant to Rule 16b-3 promulgated thereunder.

     Pursuant to a letter agreement dated August 2, 1993, as revised and superseded by letter agreements dated August 30, 1993 and September 20, 1993, Director Jon S. Saxe has received options to purchase 20,000 shares of Common Stock at an exercise price of $0.25 per share which vest over a four-year period at a rate of 1/48th of the total number of shares subject to the option for each month Mr. Saxe serves as a Director of the Company.

     Pursuant to a stock purchase agreement dated January 29, 1996, Director John Walker purchased 20,000 shares of Common Stock at a price of $0.375 per share, subject to a repurchase option by the Company with 1/48th of the total number of shares being released from the Company's repurchase option for each month Mr. Walker serves as a Director of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors is responsible for determining salaries, incentives and other forms of compensation for officers and other employees of the Company and administers various incentive compensation and benefit plans. The Compensation Committee consists of Directors Schnell, Strand and Walker. Mr. Rurka, President and Chief Executive Officer of the Company, participates in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants of the Company, except that Mr. Rurka is excluded from discussions regarding his own salary and incentive compensation.

EXECUTIVE COMPENSATION

     The following table sets forth total compensation for the year ended December 31, 1995 for the Chief Executive Officer and each of the other executive officers of the Company whose total salary and bonus for such fiscal year exceeded $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                                AWARDS
                                              1995 COMPENSATION              ------------
                                    --------------------------------------    SECURITIES
                                                            OTHER ANNUAL      UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL POSITION      SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)    COMPENSATION($)
- ----------------------------------  ---------   --------   ---------------   ------------   ---------------
James E. Rurka....................  $ 254,166   $50,000        $35,721(1)        60,000(2)         --
President and Chief
  Executive Officer
Keith A. Bostian, Ph.D. ..........    244,391    50,000         70,433(3)            --            --
Chief Operating Officer

- ---------------
(1) Represents the portion of a forgivable loan for moving, housing and other expenses incurred by Mr. Rurka in connection with relocating to the Company's geographic region attributed to 1995 compensation.

(2) Pursuant to the Company's 1993 Amended Incentive Stock Plan, an option to purchase 60,000 shares of Common Stock at a price of $0.375 per share was granted to Mr. Rurka in December 1995. At December 31, 1995, such option was vested with respect to 27,500 shares of Common Stock. Such option vested at the rate of 1/4th of the shares on the first anniversary of Mr. Rurka's date of hire and vests at the rate of an additional 1/48th of the shares each month thereafter. As of December 31, 1995, Mr. Rurka held 75,833 shares of Common Stock which were subject to repurchase rights by the Company having a value of $985,829 based upon an assumed initial public offering price of $13 per share.

(3) Represents reimbursement for taxes incurred by Dr. Bostian as a result of the payment by the Company in 1994 of $100,908 of moving, housing and other expenses incurred by Dr. Bostian in connection with relocating to the Company's geographic region.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information concerning each grant of options to purchase Common Stock made during the year ended December 31, 1995 to the Named Executive Officers:

                                                                                   POTENTIAL REALIZABLE
                                                                                        VALUE MINUS
                                              INDIVIDUAL GRANTS                      EXERCISE PRICE AT
                              -------------------------------------------------   ASSUMED ANNUAL RATES OF
                              NUMBER OF    % OF TOTAL                                   STOCK PRICE
                              SECURITIES    OPTIONS      EXERCISE                      APPRECIATION
                              UNDERLYING   GRANTED TO      PRICE                    FOR OPTION TERM(1)
                               OPTIONS    EMPLOYEES IN   PER SHARE   EXPIRATION   -----------------------
            NAME               GRANTED    FISCAL YEAR     (2)(3)        DATE        5%($)        10%($)
- ----------------------------  ---------   ------------   ---------   ----------   ----------   ----------
James E. Rurka..............    60,000           41%      $ 0.375    12/07/2005   $1,248,038   $2,000,619

- ---------------
(1) Potential realizable value is based on the assumption that the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten-year option term, assuming an initial public offering price of $13 per share. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.

(2) The option granted to Mr. Rurka in 1995 became exercisable as to 1/4th on the first anniversary of Mr. Rurka's date of hire and becomes exercisable as to an additional 1/48th each month thereafter with full vesting occurring on the fourth anniversary of the date of hire. Under the 1993 Amended Incentive Stock Plan, the Board of Directors retains the discretion to reduce the exercise price of outstanding options in certain limited circumstances.

(3) Options were granted at an exercise price equal to the fair market value of the Common Stock, as determined by the Board of Directors on the date of grant.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information regarding stock options held as of December 31, 1995 by the Named Executive Officers. No options were exercised by such individuals in 1995.

                                                 NUMBER OF SECURITIES
                                                      UNDERLYING                   VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS AT            IN-THE-MONEY OPTIONS AT
                                                 DECEMBER 31, 1995 (#)           DECEMBER 31, 1995 ($)(1)
                                             -----------------------------     -----------------------------
                   NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- -------------------------------------------  -----------     -------------     -----------     -------------
James E. Rurka.............................     27,500           32,500         $ 347,188        $ 410,312
Keith A. Bostian, Ph.D.....................      4,375            5,625            55,234           71,016

- ---------------
(1) Based upon an assumed initial public offering price of $13 per share minus the exercise price.

EMPLOYEE BENEFIT PLANS

     1993 AMENDED INCENTIVE STOCK PLAN

     The Company's 1993 Amended Incentive Stock Plan (the "Option Plan") was adopted by the Board of Directors in April 1993 and approved by the shareholders in April 1994. A total of 1,380,000 shares of Common Stock has been reserved for issuance under the Option Plan. The Option Plan provides for grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") to employees (including officers and employee directors), and nonstatutory stock options and stock purchase rights ("SPRs") to employees (including officers and employee directors) and consultants. Non-employee directors are not eligible to participate in the Option Plan. The Option Plan may be administered by the Board of Directors or by a committee of the Board (the "Committee"), which Committee must be constituted to comply with Rule 16b-3 under the Exchange Act, and applicable laws. The Board of Directors or the Committee (the "Administrator") determines the grantees and the terms of options and SPRs to be granted, including the exercise price, number of shares subject to the option or SPR, and the exercisability thereof.

     The terms of options granted under the Option Plan generally may not exceed 10 years. The exercise price of such options granted is determined by the Administrator, but, in the case of incentive stock options, cannot be less than 100% of the fair market value of the Common Stock on the date of grant. Options granted under the Option Plan to new employees and consultants generally have not been immediately exercisable but have vested at the rate of 25% of the shares subject to option on the first anniversary of the date of hire and 1/48th of such shares at the end of each calendar month thereafter. Subsequent grants generally vest as to 1/48th of the option shares at the end of each month after the date of grant. Shares that may be purchased upon exercise of SPRs generally vests according to similar schedules. No option or SPR may be transferred by the grantee other than by will or the laws of descent or distribution. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or permanent and total disability) may exercise options in the 30-day period following such cessation (unless such options terminate or expire sooner by their terms) or in such longer period determined by the Administrator. Unvested shares purchased upon exercise of an SPR by a purchaser whose relationship with the Company ceases generally must be resold to the Company at the original purchase price.

     Shares subject to options and SPRs granted under the Option Plan which have lapsed or terminated may again be subject to options and SPRs granted under the Option Plan. Furthermore, the Board of Directors may offer to exchange new options for existing options, with the shares subject to the existing options again becoming available for grant under the Option Plan. Upon any merger or consolidation in which the Company is not the surviving corporation, or upon a sale of substantially all of the Company's assets, all outstanding options and SPRs may either be assumed or substituted for by the surviving entity.

     As of March 31, 1996, 203,950 shares of Common Stock had been issued upon the exercise of options or SPRs granted under the Option Plan, options to purchase 690,600 shares of Common Stock at a weighted average exercise price of $0.965 per share were outstanding and 485,450 shares remained available for future grants of options and SPRs. The Option Plan terminates in April 2003, unless terminated sooner by the Board of Directors.

     1996 EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan") was adopted by the Board of Directors in March 1996 and will be submitted to the shareholders for approval at the Company's 1996 annual shareholders meeting. A total of 120,000 shares of Common Stock has been reserved for issuance under the 1996 Purchase Plan. The 1996 Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, has two six-month offering periods each year beginning on the first trading day on or after May 1 and November 1, except for the first offering period, which begins on the effective date of the Company's initial public offering and ends on the last trading day on or before October 31, 1996. The 1996 Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. The 1996 Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 10% of an employee's "compensation," which includes base earnings and commissions but excludes overtime and other bonuses and incentive compensation, up to a maximum of $21,250 for all offering periods ending within the same calendar year. The price of stock purchased under the 1996 Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning and at the end of each offering period. Employees may end their participation in the offering at any time during an offering period, and upon withdrawal are paid their payroll deductions to date not yet used to purchase Common Stock. Participation ends automatically on termination of employment with the Company.

     Rights granted under the 1996 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1996 Purchase Plan. The 1996 Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, the offering period then underway is shortened (so that employees' rights to purchase stock under the 1996 Purchase Plan are exercised prior to the merger or sale of assets. The 1996 Purchase Plan terminates in March 2006. The Board of Directors has the authority to amend or terminate the 1996 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1996 Purchase Plan.

     401(K) PLAN

     The Company adopted a 401(k) savings plan (the "401(k) Plan") effective in June 1994. Eligible employees who have attained age 18 may participate in the 401(k) Plan. Participants in the 401(k) Plan may defer compensation in an amount not in excess of 15% of the employee's total annual compensation from the Company, up to the annual statutory limit ($9,500 in 1996). The Company may make matching contributions in an amount determined annually by the Board of Directors. All contributions are credited to separate accounts maintained in trust for each participant and are invested, at the participant's direction, in one or more of the investment funds made available under the 401(k) Plan. Matching contributions are subject to 25% annual vesting over a four-year period. The 401(k) Plan is intended to qualify under Sections 401 and 501 of the Internal Revenue Code so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that the contributions will be deductible by the Company when made.

EMPLOYMENT AGREEMENTS

     In February 1994, the Company entered into an employment agreement with James E. Rurka, President and Chief Executive Officer of the Company, for a three-year term. Pursuant to such agreement, Mr. Rurka receives an annual base salary of $260,000. Also pursuant to such agreement, Mr. Rurka received the right to purchase 140,000 shares of Common Stock at $0.25 per share, on which shares the Company has a right of repurchase which lapses over a four-year period subject to Mr. Rurka's continued employment with the

Company, and an option to purchase an additional 60,000 shares of Common Stock based on Mr. Rurka's having met certain bonus objectives. In addition, the Company provided Mr. Rurka, pursuant to the agreement, a forgivable loan to cover certain relocation expenses. See "Certain Transactions -- Transactions with Directors and Executive Officers."

     In December 1992, the Company entered into an employment agreement with Keith A. Bostian, Ph.D., Chief Operating Officer and a Director, for a three-year term which provides for a minimum annual salary of $150,000 subject to annual review and increase by mutual agreement, in addition to a guaranteed annual bonus of $79,000, and the right to purchase 256,000 shares of Common Stock at a purchase price of $0.005 per share subject to vesting over a four-year period at the rate of 1/48th of such shares each month based upon continued employment. The Company subsequently agreed with Dr. Bostian to modify his compensation to an annual salary of $250,000, with no guaranteed bonus. The Company's employment agreement with Dr. Bostian was automatically renewed for an additional term of one year on January 11, 1996 and provides for further automatic renewal for successive terms of one year each unless either party gives notice of cancellation 90 days prior to such renewal.

     The Company currently has no other compensatory plan or arrangement with any of the Named Executive Officers where the amounts to be paid exceed $100,000 and which are activated upon resignation, termination or retirement of any such executive officer upon a change in control of the Company.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Restated Certificate limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws permit such indemnification.

     The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

PRIVATE PLACEMENT OF SECURITIES

     The price per share and number of shares presented herein give effect to the 1-for-5 reverse stock split which will be completed prior to the consummation of the Offering and assume conversion of all outstanding Convertible Preferred Stock of the Company into Common Stock, which will occur automatically upon the completion of the Offering.

     In connection with the incorporation of the Company in December 1992, 240,000 shares of Common Stock were sold to Avalon Medical Partners, L.P. for an aggregate price of $1,200 and 256,000 shares of Common Stock were sold to Dr. Keith A. Bostian for an aggregate price of $1,280.

     Since the Company's inception in December 1992, the Company issued, in private placement transactions (collectively, the "Private Placement Transactions"), the following shares of Common Stock and Convertible Preferred
Stock: 496,000 shares of Common Stock at a price of $0.005 per share; 170,200 shares of Common Stock at a price of $0.025 per share; 17,771 shares of Common Stock at $0.20 per share; 164,470 shares of Common Stock at a price of $0.25 per share; 27,748 shares of Common Stock at a price of $.375 per share; 1,078,267 shares of Series A Preferred Stock at a price of $1.875 per share; 1,591,000 shares of Series B Preferred Stock at a price of $2.50 per share; 3,066,666 shares of Series C Preferred Stock at a price of $3.75 per share; 573,429 shares of Series D Preferred Stock at a price of $8.75 per share, and 571,429 shares of Series E Preferred Stock at a purchase price of $8.75 per share. In connection with certain equipment leasing agreements, the Company issued warrants to purchase the following shares of Preferred Stock: 19,467 shares of Series A Preferred Stock at an exercise price of $1.875 per share; 86,320 shares of Series B Preferred Stock at an exercise price of $2.50 per share; and 54,400 shares of Series C Preferred Stock at an exercise price of $3.75 per share. See "Description of Capital Stock -- Warrants."

     All of the Convertible Preferred Stock issued in the Private Placement Transactions will convert into Common Stock on a 1-for-1 basis upon the closing of the sale of the shares of the Common Stock offered hereby. All of the outstanding warrants terminate, if not previously exercised, three years after this offering. The Company can, under certain conditions, cause all of the outstanding warrants issued to Dominion Ventures to be exercised in connection with the Offering.

     The purchasers of the Convertible Preferred Stock and Common Stock described above included, among others, the following officers and directors and holders of more than five percent of the Company's voting securities:

                                                          SHARES OF COMMON STOCK ISSUABLE UPON
                                                     CONVERSION OF CONVERTIBLE PREFERRED STOCK(1)(2)
                                                     -----------------------------------------------
                                           COMMON    SERIES    SERIES    SERIES    SERIES    SERIES
                PURCHASER                   STOCK       A         B         C         D         E
- -----------------------------------------  -------   -------   -------   -------   -------   -------
Kleiner Perkins Caufield & Byers
  Entities(3)............................       --   506,667   760,000   533,334        --        --
Institutional Venture
  Partners/Institutional Venture
  Management Entities(4).................       --   374,400   561,200   533,334        --        --
Avalon Entities..........................  240,000   177,600   266,800        --        --        --
Johnson & Johnson Development
  Corporation............................       --        --        --        --   571,429        --
Pfizer Inc ..............................       --        --        --        --        --   571,429
Atlas Venture Europe Fund Entities.......       --        --        --   533,334        --        --
New Enterprise Associates VI(5)..........       --        --        --   533,333        --        --
Abingworth Bioventures...................       --        --        --   400,000        --        --
Keith A. Bostian, Ph.D...................  256,000     8,000        --        --        --        --
James E. Rurka...........................  140,000        --        --        --        --        --
David Schnell, M.D.......................   20,000     3,600
John P. Walker...........................   20,000        --        --        --        --        --
L. James Strand, M.D.....................    8,000
Jon S. Saxe..............................    6,040        --        --        --        --        --

- ---------------
(1) The purchasers of these securities are entitled to registration rights. See "Description of Capital Stock -- Registration Rights."

(2) Except as otherwise indicated, shares held by affiliated persons and entities have been aggregated. See "Principal Stockholders."

(3) Does not include 20,000 shares of Common Stock and 3,600 shares of Series A Preferred Stock held by David Schnell, M.D., a Director of the Company. Dr. Schnell is a Venture Limited Partner of Kleiner Perkins Caufield & Byers VI Associates, which is the General Partner of Kleiner Perkins Caufield & Byers VI and Kleiner Perkins Caufield & Byers VI Founders Fund. Joseph A. Lacob, the Chairman of the Board of Directors of the Company, is a General Partner of Kleiner Perkins Caufield & Byers.

(4) Does not include 8,000 shares of Series A Preferred Stock held by L. James Strand, M.D., a Director of the Company. Does not include 12,000 shares of Common Stock issuable upon exercise of stock options held by Dr. Strand. Dr. Strand is a General Partner of Institutional Venture Management VI.

(5) Hugh Y. Rienhoff, Jr., M.D., a Director of the Company, is a Partner of New Enterprise Associates.

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

     In February 1994, under the terms of his acceptance of employment with the Company and in order to defray the costs of relocating to the Company's geographic area, James E. Rurka, President, Chief Executive Officer and Director of the Company, borrowed $53,861 from the Company pursuant to an Employment Agreement between the Company and Mr. Rurka dated effective February 1994. The loan to Mr. Rurka did not bear interest, and was forgiven over a two-year period at the rate of one-quarter of the loan amount for each six-month period of his employment with the Company. See "Management -- Employment Agreements."

     In 1993, under the terms of his acceptance of employment with the Company and in order to defray the costs of relocating to the Company's geographic area, the Company reimbursed Keith A. Bostian, Ph.D. $100,908 for expenses incurred by Dr. Bostian with respect to his relocation. In 1995, pursuant to the terms of his employment agreement, Dr. Bostian received $70,433 to cover the income tax impact of the reimbursement by the Company of his moving expenses.

     In January 1993 Institutional Venture Partners transferred to L. James Strand, M.D., a Director of the Company, and a General Partner of Institutional Venture Partners, 8,000 shares of Series A Preferred Stock of the Company in consideration of Dr. Strand's assistance on behalf of the Company.

     Prior to his appointment as a Director of the Company, pursuant to a letter agreement dated August 2, 1993, as revised and superseded by letter agreements dated August 30, 1993 and September 20, 1993, which terminated in July 1995, Jon
S. Saxe agreed to provide consulting services to the Company on business development issues in exchange for $1,333 per consulting day in cash and 267 shares of Common Stock of the Company per consulting day. Mr. Saxe received $3,048 and 1,000 shares of Common Stock in 1993, $12,609 in 1994 and $15,422 and
5,040 shares of Common Stock in 1995 for consulting services rendered to the Company.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1996, assuming conversion of all shares of the Company's outstanding Preferred Stock into shares of the Company's Common Stock, and as adjusted to reflect the sale by the Company of the shares offered hereby, (i) by each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each of the Company's directors,
(iii) by the Named Executive Officers, and (iv) by all directors and executive officers as a group.

                                                                                                 PERCENTAGE
                                                                                            BENEFICIALLY OWNED(1)
                                                                              SHARES        ---------------------
                                                                           BENEFICIALLY      BEFORE       AFTER
                  NAME AND ADDRESS OF BENEFICIAL HOLDER                      OWNED(1)       OFFERING     OFFERING
- -------------------------------------------------------------------------  ------------     --------     --------
Entities Affiliated with Kleiner Perkins Caufield & Byers (2)(3).........     1,823,600       23.5         17.8
  2750 Sand Hill Road
  Menlo Park, CA 94025
Entities Affiliated with Institutional Venture Partners(4)...............     1,488,934       19.2         14.5
  3000 Sand Hill Road, Bldg. 2, Ste. 290
  Menlo Park, CA 94025
Entities Affiliated with Avalon Ventures(5)..............................       684,400        8.8          6.7
  1020 Prospect Street, #405
  La Jolla, CA 92037
Johnson & Johnson Development Corporation................................       571,429        7.4          5.6
  1 Johnson & Johnson Plaza
  New Brunswick, NJ 08933
Pfizer Inc...............................................................       571,429        7.4          5.6
  Eastern Point Road
  Groton, CT 06340
Entities Affiliated with Atlas Venture(6)................................       533,333        6.9          5.2
  222 Berkeley Street
  Boston, MA 02116
New Enterprise Associates VI (7).........................................       533,333        6.9          5.2
  1119 St. Paul Street
  Baltimore, MD 21202
Abingworth Bioventures...................................................       400,000        5.2          3.9
  231 Valdes Bon Malades
  Kirchberg 2121
  Luxembourg
David Schnell, M.D. (2)..................................................     1,823,600       23.5         17.8
  Kleiner Perkins Caufield & Byers
  2750 Sand Hill Road
  Menlo Park, CA 94025
Joseph S. Lacob (3)......................................................     1,800,000       23.2         17.5
  Kleiner Perkins Caufield & Byers
  2750 Sand Hill Road
  Menlo Park, CA 94025
L. James Strand, M.D. (4)................................................     1,488,934       19.2         14.5
  Institutional Venture Partners
  3000 Sand Hill Road, Bldg. 2, Ste. 290
  Menlo Park, CA 94025
Hugh Y. Rienhoff, Jr., M.D. (7)..........................................       533,333        6.9          5.2
  New Enterprise Associates
  1119 St. Paul Street
  Baltimore, MD 21202
Keith A. Bostian, Ph.D. (8)..............................................       271,084        3.5          2.6
James E. Rurka (9).......................................................       176,875        2.3          1.6
John P. Walker...........................................................        20,000          *            *
Jon S. Saxe(10)..........................................................        19,374          *            *
Matthew J. Hogan (11)....................................................             0          *            *
All directors and executive officers as a group (9 persons)(12)..........     4,333,200       55.4         42.0

- ---------------
   * Less than 1% of the outstanding shares of Common Stock.

 (1) Applicable percentage ownership is based on 7,756,981 shares of Common Stock outstanding as of March 31, 1996, together with applicable options for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to the community property laws, where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 1996 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the purchase of any other person.

 (2) David Schnell, M.D., a Director of the Company, is a Venture Limited Partner of Kleiner Perkins Caufield & Byers VI Associates, which is the General Partner of Kleiner Perkins Caufield & Byers VI and Kleiner Perkins Caufield & Byers VI Founders Fund. Includes 1,560,600 shares held by Kleiner Perkins Caufield & Byers VI, L.P., 239,400 shares held by Kleiner Perkins Caufield & Byers Founders Fund VI, L.P., and 23,600 shares held by Dr. Schnell.

 (3) Joseph S. Lacob, Chairman of the Board of the Company, is a General Partner of Kleiner Perkins Caufield & Byers. Includes 1,560,600 shares held by Kleiner Perkins Caufield & Byers VI, L.P. and 239,400 shares held by Kleiner Perkins Caufield & Byers Founders Fund VI, L.P.

 (4) L. James Strand, M.D., a Director of the Company, is a General Partner of Institutional Venture Management VI. Includes 1,444,233 shares held by Institutional Venture Partners V, L.P., 24,701 shares held by Institutional Venture Management V, L.P. 8,000 shares held by Dr. Strand, and 12,000 shares issuable to Dr. Strand pursuant to options exercisable within 60 days of March 31, 1996.

 (5) Includes 222,200 shares held by Avalon BioVentures II, L.P. and 462,200 shares held by Avalon Medical Partners, L.P.

 (6) Includes 200,000 shares held by Atlas Venture Europe Fund BV and 333,333 shares held by Atlas Venture Fund II.

 (7) Hugh Y. Rienhoff, Jr., M.D., a Director of the Company, is a Partner of New Enterprise Associates.

 (8) Includes 240,000 shares held by Dr. Bostian, 16,000 shares held by Arthur Weil as trustee for Dr. Bostian's children with respect to which Dr. Bostian disclaims beneficial ownership, and 7,084 shares issuable pursuant to options exercisable within 60 days of March 31, 1996.

 (9) Includes 140,000 shares held by Mr. Rurka and 36,875 shares issuable pursuant to options exercisable within 60 days of March 31, 1996.

(10) Includes 6,040 shares held by Mr. Saxe and 13,334 shares issuable pursuant to options exercisable within 60 days of March 31, 1996.

(11) Mr. Hogan joined the Company on May 6, 1996 as Chief Financial Officer and will receive options to purchase 50,000 shares of Common Stock, none of which were exercisable as of March 31, 1996.

(12) Includes 69,293 shares issuable pursuant to options exercisable within 60 days of March 31, 1996.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of the Offering, the Company will be authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of undesignated Preferred Stock, $.001 par value per share. The price and per share information presented herein give effect to the 1-for-5 reverse stock split which will be completed prior to the consummation of the Offering, and the assumed conversion of all outstanding Convertible Preferred Stock of the Company into Common Stock, which will occur automatically upon the completion of the Offering.

COMMON STOCK

     As of March 31, 1996, there were 7,756,981 shares of Common Stock outstanding held of record by approximately 40 stockholders, assuming no exercise after March 31, 1996 of outstanding options to purchase Common Stock, and after giving effect to the conversion of the Convertible Preferred Stock into Common Stock at a 1-to-1 ratio and assuming no exercise of outstanding warrants to purchase 160,187 shares of Common Stock (or securities convertible into Common Stock). There will be 10,256,981 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option) after giving effect to the sale of the shares of Common Stock offered hereby. See "Management -- Employee Benefit Plans."

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Subject to the prior rights of holders of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. Upon liquidation or dissolution of the Company, after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock, the remainder of the assets of the Company will be distributed ratably among the holders of Common Stock. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption rights or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares to be sold in the Offering will be, fully paid and nonassessable.

WARRANTS

     As of March 31, 1996, there were outstanding warrants to purchase 19,467 shares of Series A Preferred Stock at an exercise price of $1.875 per share, warrants to purchase an aggregate of 86,320 shares of Series B Preferred Stock at an exercise price of $2.50 per share, and warrants to purchase an aggregate of 54,400 shares of Series C Preferred Stock at an exercise price of $3.75 per share. The warrants were issued in May 1993 and June 1994 in connection with lease financing arrangements between the Company and Dominion Ventures, and in September 1993 in connection with a lease financing arrangement between the Company and Comdisco, Inc. All of the outstanding warrants terminate, if not previously exercised, three years after the Offering. The Company can, under certain conditions, cause all of the outstanding warrants issued to Dominion Ventures to be exercised in connection with the Offering.

PREFERRED STOCK

     Effective upon the closing of the Offering, the Company will be authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption rights, redemption prices, liquidation preferences and the number of shares constituting a Series or the designation of such Series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control in the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. Upon the closing of the Offering, the Company will have no shares of Preferred Stock outstanding. At present, the Company has no plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS

     The holders of approximately 6,880,791 shares of Common Stock and their permitted transferees (the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities

Act. Under the terms of the Information and Registration Rights Agreement dated June 29, 1994, as amended to date, among the Company and certain holders of its securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders holding registration rights, the Holders are entitled to notice of such registration and are entitled to include their registrable securities therein; provided, among other conditions, that the underwriters have the right to limit the number of such shares included in any such registration. The Holders also have the right, beginning six months after the date of the Offering, to request on two occasions that the Company file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company, subject to certain limitations, is required to use its best efforts to effect such registration. In addition, the Holders may require the Company to register, at the expense of the Company, all or a portion of their Registrable Securities on Form S-3 when such form becomes available to the Company. All of the foregoing registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. In addition, the Company need not effect a requested registration on a form other than Form S-3 within three months of the effective date of any Company-initiated registration. All of the foregoing registration rights terminate on the date eight years after the closing of the Offering. See "Risk Factors -- Potential Adverse Market Impact of Shares Eligible for Future Sale."

CERTAIN CHANGE OF CONTROL PROVISIONS

     The Company anticipates it will reincorporate in Delaware prior to the Offering and will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

     The Restated Certificate provides for a Board of Directors that is divided into three classes. The directors in Class I hold office until the first annual meeting of stockholders following this Offering, the directors in Class II hold office until the second annual meeting of stockholders following this Offering, and the directors in Class III hold office until the third annual meeting of stockholders following this Offering, (or, in each case, until their successors are duly elected and qualified or until their earlier resignation, removal from office or death), and, after each such election, the directors in each such class will then serve in succeeding terms of three years and until their successors are duly elected and qualified. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

     The Restated Certificate and Bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of delaying or preventing hostile takeovers or delaying changes in control or management of the Company. The amendment of any of these provisions would require approval by holders of at least 66-2/3rd% of the outstanding Common Stock. See "Risk Factors -- Effect of Certain Charter and Bylaw Provisions; Certain Anti-Takeover Provisions."

TRANSFER AGENT

     The transfer agent for the Company's Common Stock is Chemical Mellon Shareholder Services L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 10,256,981 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options and warrants. Of these shares, the 2,500,000 shares of Common Stock sold in this offering will be freely transferable without restriction under the Securities Act unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder. The remaining approximately 7,756,981 shares of Common Stock (the "Restricted Shares") held by officers, directors, employees, consultants and other stockholders of the Company were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration.

     Beginning 180 days after commencement of the Offering, approximately 6,612,373 Restricted Shares that are subject to lock-up agreements (as described below under "Underwriting") will become eligible for sale upon expiration of such agreements, subject to compliance with Rule 144. The remaining approximately 1,144,858 Restricted Shares, which are also subject to such lock-up agreements, will have been held for less than two years upon the expiration of such lock-up agreements and will become eligible for sale under Rule 144 at various dates thereafter as the holding period provisions of Rule 144 are satisfied. In addition, 160,187 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock for which warrants are currently outstanding will be subject to 180-day lock-up agreements and the two-year holding period of Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least two years is entitled to sell, within any three-month period commencing 90 days after the Offering, a number of shares that does not exceed the greater of (i) 1% of the then outstanding Common Stock (approximately 102,570 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations described above or certain other restrictions of Rule 144.

     Under Rule 701 under the Securities Act, any employee, officer or director of or consultant to the Company, who is not an affiliate of the Company, and who purchased shares pursuant to a written compensatory plan or contract, including the Option Plan, is entitled to sell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and affiliates of the Company are permitted to sell such shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the Offering.

     The Company presently intends to file a registration statement under the Securities Act to register Common Stock to be issued pursuant to the exercise of options, including options granted or to be granted under the Option Plan and the Director Plan, as well as Common Stock reserved for issuance under the 1996 Purchase Plan. Taking into account the effect of the lock-up agreements with the holders of options, 325,002 shares issuable upon exercise of vested options will be eligible for sale in the public market beginning 180 days after commencement of this offering, subject, in the case of sales by affiliates, to the volume, manner of sale, notice and public information requirements of Rule 144. See "Management -- Employee Benefit Plans."

     The holders of approximately 6,880,791 shares of Common Stock and their permitted transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights."

     Prior to the Offering, there has been no public market for the securities of the Company. No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of a substantial amount of such shares by existing stockholders or by stockholders purchasing in the Offering could have a negative impact on the market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") between the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated and Cowen & Company are acting as the representatives (the "Representatives"), has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby, if any are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                            NUMBER
                                       UNDERWRITER                        OF SHARES
        -------------------------------------------------------------  ----------------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated....................................
        Alex. Brown & Sons Incorporated..............................
        Cowen & Company..............................................

                                                                           ---------
                     Total...........................................      2,500,000
                                                                           =========

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $          per
share of Common Stock. The Underwriters may allow, and such dealers may reallow,
a discount not in excess of $          per share of Common Stock on sales to
certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     At the request of the Company, the Underwriters have reserved up to 150,000 shares of Common Stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus, to purchase up to an additional 375,000 shares of Common Stock to cover over-allotments, if any, at the initial public offering price set forth on the cover page hereof, less the underwriting discount. If the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the foregoing table is of the 2,500,000 shares of Common Stock initially offered hereby.

     The Company, its officers, directors and certain stockholders of the Company have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 180 days after the date of this Prospectus. The foregoing does not prohibit the Company's issuing shares pursuant to the exercise of the Underwriters' overallotment option or under the Option Plan, the Director Plan or the 1996 Purchase Plan.

     The Company has agreed to indemnify the Underwriters and others against certain liabilities, including certain liabilities under the Securities Act and other applicable securities laws, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     Prior to this Offering, there has been no market for the Common Stock of the Company. The initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are certain financial information of the Company, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management, the present state of the Company's development and operations, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. As of the date of this Prospectus, Michael J. O'Donnell, Secretary of the Company and a member of Wilson Sonsini Goodrich & Rosati, P.C., beneficially owns 3,000 shares of Common Stock.

                                    EXPERTS

     The financial statements of Microcide Pharmaceuticals, Inc. at December 31, 1994 and 1995, and for the period from inception (December 11, 1992) to December 31, 1993, the years ended December 31, 1994 and 1995 and for the period from inception to December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Dependence on Proprietary Technology and Unpredictability of Patent Protection" and "Business -- Patents, Proprietary Technology and Trade Secrets" with respect to the intellectual property of the Company have been reviewed by Lyon & Lyon, patent counsel for the Company.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company intends to distribute to its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Audited Financial Statements
Balance Sheets........................................................................  F-3
Statements of Operations..............................................................  F-4
Statement of Stockholders' Equity.....................................................  F-5
Statements of Cash Flows..............................................................  F-6
Notes to Financial Statements.........................................................  F-7

               REPORT OF ERNST & YOUNG, LLP, INDEPENDENT AUDITORS

The Board of Directors
Microcide Pharmaceuticals, Inc.

     We have audited the accompanying balance sheets of Microcide Pharmaceuticals, Inc. (a development stage company) as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (December 11, 1992) to December 31, 1993, for each of the two years in the period ended December 31, 1995 and for the period from inception (December 11, 1992) to December 31, 1995 (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microcide Pharmaceuticals, Inc. at December 31, 1994 and 1995 and the results of its operations and its cash flows for the period from inception (December 11, 1992) to December 31, 1993, for each of the two years in the period ended December 31, 1995 and for the period from inception (December 11, 1992) to December 31, 1995 (not separately presented herein), in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Palo Alto, California
February 13, 1996, except for
the fourth paragraph of Note 8,
as to which the date is April 5, 1996

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                      (In thousands, except share amounts)

                                                                                        UNAUDITED
                                                          DECEMBER 31,       MARCH      PRO FORMA
                                                       ------------------     31,      STOCKHOLDERS'
                                                        1994       1995       1996      EQUITY AT
                                                       -------   --------   --------    MARCH 31,
                                                                                           1996
                                                                            (UNAUDITED) ------------
                                                                                         (Note 8)
ASSETS
Current assets:
  Cash and cash equivalents..........................  $ 5,810   $  8,517   $ 15,093
  Prepaid expenses and other current assets..........      339        138        212
                                                       -------   --------   --------
Total current assets.................................    6,149      8,655     15,305
Property and equipment, net..........................    4,959      4,606      5,177
Other assets.........................................      232        232        209
                                                       -------   --------   --------
                                                       $11,340   $ 13,493   $ 20,691
                                                       =======   ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................  $   266   $    463   $    823
  Accrued compensation and other accrued
     liabilities.....................................      232        273        309
  Current portion of capital lease obligations.......      806      1,118      1,116
  Deferred revenue...................................       --        413      2,037
                                                       -------   --------   --------
Total current liabilities............................    1,304      2,267      4,285
Long-term portion of capital lease obligations.......    2,413      1,920      1,657
Accrued rent.........................................      117        155        153
Commitments
Stockholders' equity:
  Preferred stock, no par value; 7,810,000 shares
     authorized, issuable in series; 5,735,933
     shares, 6,309,362 and 6,880,791 shares issued
     and outstanding as of December 31, 1994 and 1995
     and March 31, 1996, respectively -- aggregate
     liquidation value of $27,517 at March 31, 1996;
     pro forma -- no shares..........................   17,443     22,435     27,425     $     --
  Common stock, no par value; 10,000,000 shares
     authorized, 836,533 shares, 855,440 and 876,190
     shares issued and outstanding at December 31,
     1994 and 1995 and March 31, 1996, respectively;
     pro forma 7,756,981 shares......................       49        632      2,266       29,691
  Stockholder note receivable........................      (35)       (35)       (35)         (35)
  Deferred compensation..............................       --       (412)    (1,974)      (1,974)
  Net unrealized loss on securities
     available-for-sale..............................       --         (2)        (2)          (2)
  Deficit accumulated during the development stage...   (9,951)   (13,467)   (13,084)     (13,084)
                                                       -------   --------   --------
Total stockholders' equity...........................    7,506      9,151     14,596     $ 14,596
                                                                            ========
                                                       -------   --------
                                                       $11,340   $ 13,493   $ 20,691
                                                       =======   ========   ========

                            See accompanying notes.

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                 PERIOD FROM                                                     PERIOD FROM
                                  INCEPTION                                                       INCEPTION
                                (DECEMBER 11,        YEARS ENDED         THREE MONTHS ENDED     (DECEMBER 11,
                                  1992) TO          DECEMBER 31,           MARCH 31, 1996         1992) TO
                                DECEMBER 31,     -------------------     -------------------      MARCH 31,
                                    1993          1994        1995        1995        1996          1996
                                -------------    -------     -------     -------     -------    -------------
                                                                             (UNAUDITED)         (UNAUDITED)
Revenues:
  License fees................     $    --       $    --     $ 3,000     $    --     $ 1,000      $   4,000
  Research revenue............          --            --       1,985          --       1,625          3,610
                                                                         --------
                                                                               -
                                  --------       --------    --------
Total revenues................          --            --       4,985          --       2,625          7,610
Operating expenses:
  Research and development....       1,685         5,180       6,400       1,324       1,780         15,045
  General and
    administrative............       1,251         1,823       2,080         479         526          5,680
                                                                         --------
                                                                               -
                                  --------       --------    --------
Total operating expenses......       2,936         7,003       8,480       1,803       2,306         20,725
                                                                         --------
                                                                               -
                                  --------       --------    --------
Income (loss) from
  operations..................      (2,936)       (7,003)     (3,495)     (1,803)        319        (13,115)
Interest income...............          32           218         257          85         137            644
Interest expense..............         (13)         (249)       (278)        (70)        (73)          (613)
                                                                         --------
                                                                               -
                                  --------       --------    --------
Net income (loss).............     $(2,917)      $(7,034)    $(3,516)    $(1,788)    $   383      $ (13,084)
                                  ========       ========    ========    =========
Pro forma net income (loss)
  per share...................                               $ (0.44)    $ (0.22)    $  0.04
                                                             ========    =========
Shares used in computing pro
  forma net income (loss) per
  share.......................                                 8,052       8,039       8,563

                            See accompanying notes.

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' EQUITY
               (In thousands, except share and per share amounts)

          PERIOD FROM INCEPTION (DECEMBER 11, 1992) TO MARCH 31, 1996

                                                                                                         DEFICIT
                                                                                                       ACCUMULATED
                       PREFERRED STOCK      COMMON STOCK    STOCKHOLDER                NET UNREALIZED  DURING THE       TOTAL
                     -------------------   ---------------     NOTE        DEFERRED       LOSS ON      DEVELOPMENT  STOCKHOLDERS'
                      SHARES     AMOUNT    SHARES   AMOUNT  RECEIVABLE   COMPENSATION    SECURITIES       STAGE        EQUITY
                     ---------   -------   -------  ------  -----------  ------------  --------------  -----------  -------------
  Issuance of
    common stock at
    $0.005 per
    share to
    founders for
    cash and
    services in
    December
    1992...........         --   $    --   496,000  $   2     $    --      $     --         $ --        $      --      $     2
  Issuance of
    Series A
    convertible
    preferred stock
    to investors at
    $1.875 per
    share for cash
    in December
    1992...........     62,160       117        --     --          --            --           --               --          117
  Issuance of
    Series A
    convertible
    preferred stock
    to investors at
    $1.875 per
    share for cash
    in January
    1993, less
    issuance costs
    of $18.........  1,016,107     1,887        --     --          --            --           --               --        1,887
  Issuance of
    Series B
    convertible
    preferred stock
    to investors at
    $2.50 per share
    for cash in
    September and
    December 1993,
    less issuance
    costs of $6....  1,454,600     3,630        --     --          --            --           --               --        3,630
  Issuance of
    common stock at
    $0.025 to $0.25
    share to
    employees and
    consultants for
    cash in
    January,
    October and
    December
    1993...........         --        --   191,200     10          --            --           --               --           10
  Net loss.........         --        --        --     --                        --           --           (2,917)      (2,917)
                     ---------   -------   -------  ------  -----------  ------------        ---       -----------  -------------
Balances at
  December 31,
  1993.............  2,532,867     5,634   687,200     12          --            --           --           (2,917)       2,729
  Issuance of
    Series B
    convertible
    preferred stock
    to investors at
    $2.50 per share
    for cash in
    January 1994...    136,400       341        --     --          --            --           --               --          341
  Issuance of
    Series C
    convertible
    preferred stock
    to investors at
    $3.75 per share
    for cash and
    conversion of
    subordinated
    debt in July
    1994, less
    issuance costs
    of $32.........  3,066,666    11,468        --     --          --            --           --               --       11,468
  Exercise of
    common stock
    options by
    employees at
    $0.20 and $0.25
    per share for
    cash and note
    receivable in
    March, July,
    September and
    October 1994...         --        --   149,333     37         (35)           --           --               --            2
  Net loss.........         --        --        --     --          --            --           --           (7,034)      (7,034)
                     ---------   -------   -------  ------  -----------  ------------        ---       -----------  -------------
Balances at
  December 31,
  1994.............  5,735,933    17,443   836,533     49         (35)           --           --           (9,951)       7,506
  Issuance of
    Series D
    convertible
    preferred stock
    to investors at
    $8.75 per share
    for cash in
    October and
    November 1995,
    less issuance
    costs of $26...    573,429     4,992        --     --          --            --           --               --        4,992
  Exercise of
    common stock
    options by
    employees and
    issuance of
    common stock
    for services at
    $0.25 to $0.38
    per share for
    cash in April,
    May and July
    1995...........         --        --    18,907      5          --            --           --               --            5
  Net unrealized
    loss on
    securities
    available-for-
    sale...........         --        --        --     --          --            --           (2)              --           (2)
  Deferred
    compensation...         --        --        --    578          --          (578)          --               --           --
  Amortization of
    deferred
    compensation...         --        --        --     --          --           166           --               --          166
  Net loss.........         --        --        --     --          --            --           --           (3,516)      (3,516)
                     ---------   -------   -------  ------  -----------  ------------        ---       -----------  -------------
Balances at
  December 31,
  1995.............  6,309,362   $22,435   855,440  $ 632     $   (35)     $   (412)        $ (2)       $ (13,467)     $ 9,151
Issuance of Series
  E convertible
  preferred stock
  to investors at
  $8.75 per share
  for cash in March
  1996, less
  issuance costs of
  $10
  (unaudited)......    571,429     4,990        --     --          --            --           --               --        4,990
Exercise of common
  stock options by
  employees and
  issuance of
  common stock for
  services at $0.25
  to $0.375 per
  share for cash in
  January
  (unaudited)......         --              20,750      8          --            --           --               --           --
Deferred
  compensation
  (unaudited)......         --        --        --  1,626                    (1,626)          --               --           --
Amortization of
  deferred
  compensation
  (unaudited)......         --        --        --     --          --            64           --               --           64
Net income
  (unaudited)......         --        --        --     --          --            --           --              383          383
                     ---------   -------   -------  ------  -----------  ------------        ---       -----------  -------------
Balances at March
  31, 1996
  (unaudited)......  6,880,791   $27,425   876,190  $2,266    $   (35)     $ (1,974)        $ (2)       $ (13,084)     $14,596
                      ========   =======   =======  ======  =========    ===========   ============    ==========   ==========

                            See accompanying notes.

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                 PERIOD FROM                                                        PERIOD FROM
                                                  INCEPTION                                THREE MONTHS ENDED        INCEPTION
                                                (DECEMBER 11,          YEARS ENDED                                 (DECEMBER 11,
                                                   1992) TO           DECEMBER 31,              MARCH 31,             1992) TO
                                                 DECEMBER 31,      -------------------     -------------------       MARCH 31,
                                                     1993           1994        1995        1995        1996            1996
                                                --------------     -------     -------     -------     -------     --------------
                                                                                               (UNAUDITED)          (UNAUDITED)
CASH FLOWS USED IN OPERATING ACTIVITIES
Net income (loss).............................     $ (2,917)       $(7,034)    $(3,516)    $(1,787)    $   383        $(13,084)
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
  Depreciation and amortization...............           63            859       1,247         297         351           2,520
  Amortization of deferred compensation.......           --             --         166          --          64             230
  Accrued rent................................           54             63          38           4          (2)            153
  Net unrealized loss on securities...........           --             --          (2)         --          --              (2)
  Changes in assets and liabilities:
    Prepaid expenses and other current
      assets..................................         (137)          (202)        201         210         (74)           (212)
    Other assets..............................         (209)           (23)         --         (79)         23            (209)
    Accounts payable..........................          229             37         197        (106)        360             823
    Accrued compensation and other accrued
      liabilities.............................          181             51          41          37          36             309
    Deferred revenue..........................           --             --         413          --       1,624           2,037
                                                    -------        -------     -------     --------
Net cash provided by (used in) operating
  activities..................................       (2,736)        (6,249)     (1,215)     (1,424)      2,765          (7,435)
                                                    -------        -------     -------     --------
CASH FLOWS USED IN INVESTING ACTIVITIES
Capital expenditures..........................       (1,372)          (692)       (148)         --        (922)         (3,134)
                                                    -------        -------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible
  promissory notes............................           --          2,000          --                                   2,000
Principal payments on capital lease
  obligations.................................          (29)          (569)       (927)       (177)       (265)         (1,790)
Proceeds from issuances of common stock.......           12              2           5          --           8              27
Net proceeds from issuance of convertible
  preferred stock.............................        5,634          9,809       4,992          --       4,990          25,425
                                                    -------        -------     -------     --------
Net cash provided by financing activities.....        5,617         11,242       4,070        (177)      4,733          25,662
                                                    -------        -------     -------     --------
Net increase in cash and cash equivalents.....        1,509          4,301       2,707      (1,601)      6,576          15,093
Cash and cash equivalents at beginning of
  period......................................           --          1,509       5,810       5,810       8,517              --
                                                    -------        -------     -------     --------
Cash and cash equivalents at end of period....     $  1,509        $ 5,810     $ 8,517     $ 4,209     $15,093        $ 15,093
                                                    =======        =======     =======     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
Interest paid.................................     $     12        $   246     $   274     $    73     $    70        $    602
                                                    =======        =======     =======     ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
Equipment purchased under capital leases......     $  1,817        $ 2,000     $   746     $    --     $    --        $  4,563
                                                    =======        =======     =======     ========
Stockholder note receivable...................     $     --        $    35     $    --     $    --     $    --        $     35
                                                    =======        =======     =======     ========
Conversion of convertible promissory notes to
  convertible preferred stock.................     $     --        $ 2,000     $    --     $    --     $    --        $  2,000
                                                    =======        =======     =======     ========

                            See accompanying notes.

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                 (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation

     Microcide Pharmaceuticals, Inc. (the "Company") is a biopharmaceutical company founded to discover, develop and commercialize novel antibiotics for the treatment of serious bacterial infections. The Company's discovery and development programs address the growing problem of antibiotic resistance in certain bacteria through two principal themes: (i) Targeted Antibiotics, which focuses on developing novel antibiotics and antibiotic potentiators, and (ii) Targeted Genomics, which utilizes bacterial genetics to discover new classes of antibiotics and other novel treatments for bacterial disease. The Company's results of operations for the period from inception (December 11, 1992) to December 31, 1992 were immaterial.

     The Company's activities to date have consisted principally of raising capital, arranging for facilities, acquiring equipment and intellectual property, recruiting managerial and technical personnel and conducting research and development. Accordingly, the Company is classified as a development stage enterprise at December 31, 1995.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Interim Financial Information

     The financial information at March 31, 1996 and for the three month periods ended March 31, 1995 and 1996 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results of the March 31, 1996 period are not necessarily indicative of the results for the entire year.

  Stock-Based Compensation

     In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," the Company records and amortizes over the related vesting periods deferred compensation representing the difference between the price per share of stock issued or the exercise price of stock options granted and the deemed fair value (for accounting purposes) of the Company's common stock at the time of issuance or grant.

  Revenue Recognition

     Revenues related to research contracts are recognized ratably over the related funding periods for each contract. The Company is required to perform research activities as specified in each respective agreement on a best efforts basis and the Company is reimbursed based on the costs associated with the number of full time equivalent employees working on each specific contract, which is generally on a ratable basis over the term of the agreement. Deferred revenue may result when the Company does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts. Revenues related to license agreements with noncancelable, nonrefundable terms and no significant future obligations are recognized upon execution of the agreements. Milestone payments will be recognized pursuant to collaborative agreements upon the achievement of specified milestones, such as selection of candidates for drug

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

development, the commencement of clinical trials or receipt of regulatory approvals. For collaborative arrangements which include both revenue received on a cost reimbursement basis and funds received associated with the purchase of the Company's equity, the Company accounts for the equity component based on the estimated fair value of the Company's securities issued at the date that the terms of the respective agreements were agreed upon.

  Net Income (Loss) Per Share

     Except as noted below, historical net income (loss) per share is computed using the weighted average number of common shares outstanding. Common equivalent shares from stock options and warrants are excluded from the computation if their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission ("SEC") Staff Accounting Bulletins, common and common equivalent shares (stock options and preferred stock) issued during the 12 month period prior to the initial filing of the proposed public offering at prices below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method for stock options).

     Historical net income (loss) per share information is as follows:

                                         PERIOD FROM
                                          INCEPTION                               THREE MONTHS
                                        (DECEMBER 11,        YEAR ENDED               ENDED
                                          1992) TO          DECEMBER 31,            MARCH 31,
                                        DECEMBER 31,      -----------------     -----------------
                                            1993           1994       1995       1995       1996
                                        -------------     ------     ------     ------     ------
                                                (In thousands, except per share amounts)
    Net income (loss) per share.......     $ (1.37)       $(3.11)    $(1.52)    $(0.78)    $ 0.14
                                            ======        ======     ======
    Shares used in computing net
      income
      (loss) per share................       2,126         2,263      2,316      2,303      2,827

     Pro forma net income (loss) per share has been computed as described above and also gives effect, pursuant to SEC staff policy, to common equivalent shares from convertible preferred shares issued more than 12 months from the initial filing of the proposed initial public offering that will be automatically converted upon completion of the offering.

  Cash, Cash Equivalents and Investments

     The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. The Company maintains deposits with financial institutions in the United States and invests its excess cash in commercial paper which bears minimal risk.

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115"). The Company adopted the provisions of Statement 115 as of January 1, 1994, the cumulative effect of which was immaterial.

     Management determines the appropriate classification of debt securities in accordance with Statement 115 at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 1994, 1995 and March 31, 1996, all debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary for available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which are five to seven years. Equipment under capital lease and leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                DECEMBER 31,        MARCH 31,
                                                             ------------------     ---------
                                                              1994       1995         1996
                                                             ------     -------     ---------
                                                                      (In thousands)
    Laboratory and office equipment........................  $3,137     $ 3,949      $ 4,015
    Leasehold improvements.................................   2,744       2,826        3,682
                                                             ------     -------
                                                              5,881       6,775        7,697
    Less accumulated depreciation and amortization.........    (922)     (2,169)      (2,520)
                                                             ------     -------
    Property and equipment, net............................  $4,959     $ 4,606      $ 5,177
                                                             ======     =======

     Properties leased under capital leases are included above with a cost of approximately $3,817,000 and $4,559,000 at December 31, 1994 and 1995,
respectively, with accumulated amortization of approximately $682,000 and $1,589,000 at December 31, 1994 and 1995, respectively.

3. INVESTMENTS

     The following is a summary of available-for-sale securities (estimated fair value) as of:

                                                                DECEMBER 31,        MARCH 31,
                                                              -----------------     ---------
                                                               1994       1995        1996
                                                              ------     ------     ---------
                                                                      (In thousands)
    Cash equivalents:
      Money market funds....................................  $  290     $1,039      $ 7,181
      Commercial paper......................................   5,520      7,478        7,912
                                                              ------     ------
                                                              $5,810     $8,517      $15,093
                                                              ======     ======

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

4. LEASES

     The Company is making payments under capital lease lines of credit with leasing companies which financed certain equipment purchases.

     The Company also leases its office and research facilities under operating leases. Future minimum lease payments under all noncancelable leases are as follows:

                                                                      CAPITAL     OPERATING
                                                                      LEASES       LEASES
                                                                      -------     ---------
                                                                         (In thousands)
    Year ended December 31,
      1996..........................................................  $ 1,360      $   386
      1997..........................................................    1,247          393
      1998..........................................................      764          412
      1999..........................................................      197          418
      2000..........................................................       --          329
                                                                      -------       ------
    Total minimum payment required..................................    3,568      $ 1,938
                                                                                    ======
    Less amount representing interest...............................     (530)
                                                                      -------
    Present value of future lease payments..........................    3,038
    Less current portion............................................   (1,118)
                                                                      -------
                                                                      $ 1,920
                                                                      =======

     Rent expense for operating leases was approximately $161,000 for the period from inception (December 11, 1992) to December 31, 1993, $377,000 in 1994 and 1995, $94,000 for the three months ended March 31, 1996 and $1,009,000 for the period from inception (December 11, 1992) to March 31, 1996.

     The Company has a commitment with a general contractor to install leasehold improvements and certain equipment at a total cost of $1,217,000, subject to modifications which may be requested by the Company. At March 31, 1996 the Company estimates that its remaining obligation is approximately $350,000.

5. STOCKHOLDERS' EQUITY

  Stock Purchase Agreements

     Through December 31, 1995, the Company has issued 422,600 shares of its common stock to officers, employees and consultants subject to stock purchase agreements that allow the Company to repurchase, at the original issuance price, unvested shares upon termination of employment. Under the agreements, shares purchased vest at a rate of 25% at the end of the first year with the remaining balance vesting in equal amounts monthly over the next three years. As of December 31, 1995, 93,988 shares were subject to this repurchase provision (at the original purchase prices ranging from $0.005 to $0.375 per share).

  Preferred Stock

     All series of preferred stock are convertible at the stockholders' option at any time into common stock at a conversion rate of one share of common stock for each share of preferred stock, subject to adjustment for antidilution. Conversion is automatic upon the closing of an underwritten public offering with aggregate offering proceeds exceeding $10,500,000 and an offering price of at least $10.00 (adjusted for any

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

recapitalizations) per share or written election of holders of record more than
 2/3 of the outstanding shares. The Company has reserved 6,469,549 shares of common stock to be issued to stockholders upon conversion of the outstanding preferred stock and exercise of warrants.

     Holders of Series A, B, C, D and E convertible preferred stock are entitled to noncumulative dividends of $0.15, $0.20, $0.30, $0.875 and $0.875 per share, respectively, if and when declared by the board of directors. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared through March 31, 1996.

     In the event of a liquidation or winding up of the Company, holders of Series A, B, C, D and E convertible preferred stock shall have a liquidation preference of $1.875, $2.50, $3.75, $8.75 and $8.75 per share, respectively, together with any declared but unpaid dividends, over holders of common shares.

     Preferred stockholders are entitled to the number of votes they would have upon conversion of their preferred shares into common stock.

     The authorized and outstanding Series A, B, C, D and E shares of convertible preferred stock were as follows at March 31, 1996:

                                                                                        AGGREGATE
                                                                                       LIQUIDATION
                                                          SHARES        ISSUANCE          VALUE
                                         AUTHORIZED     ISSUED AND      PRICE PER     --------------
       DESIGNATION (ALL CONVERTIBLE)       SHARES       OUTSTANDING       SHARE
    -----------------------------------  ----------     -----------     ---------     (In thousands)
    Series A...........................   1,100,000       1,078,267      $ 1.875         $  2,022
    Series B...........................   1,700,000       1,591,000      $  2.50            3,977
    Series C...........................   3,210,000       3,066,666      $  3.75           11,500
    Series D...........................   1,200,000         573,429      $  8.75            5,018
    Series E...........................     600,000         571,429      $  8.75            5,000
                                         ----------      ----------                       -------
                                          7,810,000       6,880,791                      $ 27,517
                                         ==========      ==========                       =======

  Warrants

     In connection with various capital lease arrangements, the Company issued warrants to purchase 19,467 shares of Series A preferred stock at $1.875 per share, 86,320 shares of Series B preferred stock at $2.50 per share and 54,400 shares of Series C preferred stock at $3.75 per share. As of December 31, 1995, no warrants had been exercised. The warrants expire the earlier of seven years after their issuance or three years after an underwritten initial public offering.

  1993 Stock Plan

     During 1993, the board of directors adopted the 1993 Stock Plan (the "Plan"). The Company has reserved a total of 880,000 common shares for issuance under the Plan.

     Under the Plan, options and stock purchase rights may be granted by the board of directors to employees and consultants. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value and nonstatutory options may be granted to employees or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally at the rate of 25% at the end of the first year with the

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

remaining balance vesting ratably over the next three years. Common stock issued pursuant to exercise of stock purchase rights are subject to repurchase by the Company upon termination of employment. The Company's repurchase right generally lapses over four years.

     Activity under the Plan is as follows:

                                                             SHARES          OPTIONS OUTSTANDING
                                                           AVAILABLE      -------------------------
                                                           FOR GRANT      NUMBER OF      PRICE PER
                                                           OF OPTIONS      SHARES          SHARE
                                                           ----------     ---------     -----------
Shares reserved..........................................     680,000            --         --
  Options granted........................................   (188,200)       188,200     $0.20-$0.25
  Options exercised......................................          --       (20,000)    $      0.25
                                                             --------      --------     -----------
Balance at December 31, 1993.............................     491,800       168,200     $0.20-$0.25
  Additional shares reserved.............................     200,000            --         --
  Options granted........................................   (402,700)       402,700     $0.25-$0.38
  Options exercised......................................          --      (149,333)    $0.20-$0.25
  Options canceled.......................................      37,167       (37,167)    $0.20-$0.25
                                                             --------      --------     -----------
Balance at December 31, 1994.............................     326,267       384,400     $0.20-$0.38
  Options granted........................................   (144,800)       144,800     $      0.38
  Options exercised......................................          --       (13,867)    $0.25-$0.38
  Options canceled.......................................      18,833       (18,833)    $0.20-$0.38
                                                             --------      --------     -----------
Balance at December 31, 1995.............................     200,300       496,500     $0.20-$0.38
  Additional shares reserved.............................     500,000        --             --
  Options granted........................................   (215,600)       215,600     $0.38-$2.50
  Options exercised......................................                   (20,750)    $0.25-$0.38
  Options canceled.......................................         750          (750)    $      0.25
                                                             --------      --------     -----------
Balance at March 31, 1996................................     485,450       690,600     $0.20-$2.50
                                                             ========      ========     ===========

     As of March 31, 1996 and December 31, 1995, options to purchase 236,696 and 212,967 shares of common stock, respectively, were exercisable under the Plan. Through March 31, 1996, 180,000 shares of common stock have been issued pursuant to stock purchase rights granted under the Plan, of which 80,625 shares were subject to the Company's repurchase right at original purchase prices, ranging from $0.25 to $0.38 per share (69,375 shares subject to repurchase at March 31, 1996).

     At December 31, 1995, the Company has recorded deferred compensation of $578,000 representing the difference between the exercise price and the deemed fair value for financial reporting purposes of the Company's common stock ranging from $1.25 to $6.25 per share for 144,500 shares subject to common stock options and stock purchase rights granted. The deferred stock compensation is amortized to expense over the period during which the options become exercisable, generally four years. During the first quarter of 1996 options to purchase a total of 215,600 shares were granted at a weighted average exercise price of $2.44 per share, and for which deemed fair values of $9.25 to $10.00 per share were recorded, resulting in additional deferred compensation of $1,626,000.

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

6. COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENTS

  Ortho Pharmaceutical Corporation

     In October 1995, the Company entered into a research and development agreement with Ortho Pharmaceutical Corporation ("Ortho"), a Johnson & Johnson company, to discover and develop novel beta-lactam antibiotics, antibiotic potentiators and inhibitors of bacterial signal transduction targeted at problematic Gram-positive bacteria, including staphylococci and enterococci. The agreement provides for certain revenue payments, including payments for research and development costs for three years and for reaching certain research and development goals. Ortho received exclusive worldwide rights to products developed during the collaboration in the field of use as defined in the agreement. The development, manufacturing, marketing and sales of drugs resulting from the collaboration will be conducted by Ortho, provided that the Company has the right to undertake certain co-promotion activities in North America, subject to Ortho's approval. Should the development efforts result in a marketable product, the Company will receive royalty payments based on Ortho's sales. In connection with the agreement, Ortho made a nonrefundable $3,000,000 up-front license payment to the Company, and an affiliate of Ortho made an equity investment of $5,000,000 in return for 571,429 shares of Series D preferred stock (see Note 5). Total revenue recognized under the agreement for the year ended December 31, 1995 and the three months ended March 31, 1996 was $3,647,000 and $875,000, respectively.

  Daiichi Pharmaceuticals Co. Ltd.

     In November 1995, the Company entered into a research and development agreement with Daiichi Pharmaceuticals Co. Ltd. ("Daiichi") to discover and develop bacterial efflux pump inhibitors to be used in combination with Daiichi's quinolone antibiotics to target Gram-negative bacteria, including pseudomonas. The agreement provides for certain revenue payments, including payments for research and development costs for three years commencing March 31, 1995 and for reaching certain research and development goals. Daiichi has the right to enter into a license agreement for exclusive worldwide rights to products developed during the collaboration in the field of use as defined in the agreement. The development, manufacturing and sale of drugs resulting from the collaboration will be conducted by Daiichi, subject to the Company's right to co-promote such drugs in North America. Should the development efforts result in a marketable product, the Company will receive royalty payments based on Daiichi's sales. Total research revenue recognized under the agreement for the year ended December 31, 1995 and the three months ended March 31, 1996 was $1,338,000 and $652,000, respectively.

     Costs related to research revenues under the above agreements for the year ended December 31, 1995 and the three months ended March 31, 1996 approximated the related revenue recognized.

7. INCOME TAXES

     As of December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $13,000,000 and $4,000,000, respectively. The Company also had federal research and development tax credit carryforwards of approximately $300,000. The federal net operating loss and credit carryforwards will expire at various dates beginning in 2008 through 2010, if not utilized. The state net operating loss carryforward will expire at various dates beginning in 1998 through 2000, if not utilized.

     Utilization of the net operating losses and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986.

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
                                                                         (In thousands)
    Deferred tax assets:
      Net operating loss carryforwards...............................  $ 3,400     $ 4,700
      Research credit carryforwards..................................      300         500
      Other..........................................................      300         400
                                                                       -------     -------
    Total deferred tax assets........................................    4,000       5,600
    Valuation allowance..............................................   (4,000)     (5,600)
                                                                       -------     -------
    Net deferred tax assets..........................................  $    --     $    --
                                                                       =======     =======

     The valuation allowance increased by $1,600,000 during the year ended December 31, 1995 ($2,900,000 in 1994).

8. SUBSEQUENT EVENTS

     In February 1996, the Company entered into a research and development agreement with Pfizer Inc ("Pfizer") to implement its essential gene and multi-channel screening system to discover novel classes of antibiotics. The agreement provides for certain revenue payments, including payments for research and development costs for five years and for reaching certain research and development goals. Pfizer received exclusive worldwide rights to products developed during the collaboration. The development, manufacturing, and sale of drugs resulting from the collaboration will be conducted by Pfizer, subject to the Company's right to co-promote such products in North America. Should the development efforts result in a marketable product, the Company will receive royalty payments based on Pfizer's sales. In connection with the agreement, Pfizer made a $1,000,000 up-front license payment and a $5,000,000 equity investment in return for 571,429 shares of Series E preferred stock. Revenue recognized under the agreement for the three months ended March 31, 1996 was $1,098,000.

     On February 23, 1996, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the offering is consummated under terms presently anticipated, all of the currently outstanding preferred stock will automatically convert to 6,880,791 shares of common stock. Unaudited pro forma stockholders' equity as adjusted for the matters described above is set forth in the accompanying balance sheet.

     On February 23, 1996, the Company's Board of Directors, subject to stockholder approval, (1) authorized the reincorporation of the Company in the State of Delaware, and (2) approved a one-for-five reverse stock split of its common stock and preferred stock through an amendment to the Articles of Incorporation. All share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the reverse stock split. The Board has also approved an amendment to the Articles of Incorporation to change the number of authorized shares of common stock to 50,000,000 shares and preferred stock to 5,000,000 shares upon the closing of the offering, both of which will have a par value of $0.001 per share. On March 7, 1996, the Board approved the adoption of the 1996 Employee Stock Purchase Plan and the 1996 Directors' Stock Option Plan, which authorizes the issuance of 120,000 and 80,000 shares, respectively, under

                        MICROCIDE PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1995 AND 1996 IS UNAUDITED)

the plans. The Board also approved an amendment to the Company's 1993 stock option plan to increase the number of common shares authorized for issuance by 500,000 shares for a total of 1,380,000 common shares reserved for issuance under the plan. In April 1996, the above actions were approved by the stockholders.

     On April 5, 1996 the Company effected the one-for-five reverse stock split described in the previous paragraph.

                             [GRAPHIC APPEARS HERE]

           [Narrative Description: Graphic depiction of the molecular aspects of bacteria and antibiotic action.]

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
The Company...........................   12
Use of Proceeds.......................   12
Dividend Policy.......................   12
Capitalization........................   13
Dilution..............................   14
Selected Financial Data...............   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   20
Management............................   39
Certain Transactions..................   47
Principal Stockholders................   49
Description of Capital Stock..........   51
Shares Eligible for Future Sale.......   53
Underwriting..........................   54
Legal Matters.........................   55
Experts...............................   55
Additional Information................   56
Index to Financial Statements.........  F-1

                            ------------------------

  UNTIL             , 1996 (25 DAYS AFTER THE DATE
OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                2,500,000 SHARES

                                      LOGO

                        MICROCIDE PHARMACEUTICALS, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                              MERRILL LYNCH & CO.

                               ALEX. BROWN & SONS
                                  INCORPORATED

                                COWEN & COMPANY
                                           , 1996
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

                                       ITEM
        ------------------------------------------------------------------
        SEC registration fee..............................................  $ 13,879
        NASD filing fee...................................................     4,525
        Nasdaq National Market listing fees...............................    43,142
        Accounting fees and expenses......................................   135,000
        Blue Sky fees and expenses........................................    20,000
        Legal fees and expenses...........................................   225,000
        Printing and engraving fees and expenses..........................   150,000
        Transfer Agent and Registrar fees.................................    10,000
        Directors and officers insurance..................................   185,000
        Miscellaneous.....................................................    13,454
                                                                              ------
                  TOTAL...................................................  $800,000
                                                                              ======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Certificate of Incorporation and Bylaws contain provisions covering indemnification of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers, employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended.

     The Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     The Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since inception in December 1992, the Registrant has sold and issued the following securities which were not registered under the Securities Act:

          (1) From December 31, 1992 to March 13, 1996, the Registrant sold and issued an aggregate of 427,200 shares of Common Stock to employees and consultants for cash in the aggregate amount of $5,785. An additional 203,950 shares were issued pursuant to the exercise of options and stock purchase rights granted under the Registrant's Amended 1993 Incentive Stock Plan. 240,000 shares were issued to Avalon Medical Partners, L.P. for cash in the aggregate amount of $1,200. 5,040 shares were issued to Jon S. Saxe valued at $0.375 per share for services rendered to the Registrant pursuant to the terms of a consulting agreement.

          (2) In January 1993, the Registrant sold and issued an aggregate of 1,078,267 shares of Series A Preferred Stock, at a purchase price of $1.875 per share, for cash in the aggregate amount of $2,000,000 to a group of investors pursuant to a Preferred Stock Purchase Agreement.

          (3) In September and December 1993, the Registrant sold and issued an aggregate of 1,591,000 shares of Series B Preferred Stock, at a purchase price of $2.50 per share, for cash in the aggregate amount of $3,977,500 to a group of investors pursuant to a Preferred Stock Purchase Agreement.

          (4) In July 1994, the Registrant sold and issued an aggregate of 3,066,666 shares of Series C Preferred Stock, at a purchase price of $3.75 per share, for cash in the aggregate amount of $11,500,000 to certain investors pursuant to a Series C Preferred Stock Purchase Agreement.

          (5) In October and November 1995, the Registrant sold and issued an aggregate of 573,429 shares of Series D Preferred Stock, at a purchase price of $8.75 per share, for cash in the aggregate amount of $5,000,000 to investors pursuant to a Series D Preferred Stock Purchase Agreements.

          (6) In March 1996, the Registrant sold and issued an aggregate of 571,429 shares of Series E Preferred Stock, at a purchase price of $8.75 per share, for cash in the aggregate amount of $5,000,000 to Pfizer Inc, pursuant to a Series E Preferred Stock Purchase Agreement.

     The sales and issuances of securities in the above transactions were deemed to be exempt from registration under the Securities Act, principally by virtue of Section 4(2) thereof as transactions by an issuer not involving a public offering. The purchasers of such securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. In addition, certain issuances described in Item 15(1) were exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS

EXHIBIT
 NUMBER
- --------
 1.1+    Form of Underwriting Agreement.
 3.1+    Restated Articles of Incorporation of Microcide Pharmaceuticals, Inc., a
         California corporation, as in effect prior to the Registrant's reincorporation in Delaware.
 3.2+    Restated Certificate of Incorporation of Microcide Pharmaceuticals, Inc.,
         a Delaware corporation, as in effect immediately following the
         Registrant's reincorporation in Delaware.
 3.3+    Form of Restated Certificate of Incorporation of the Registrant to be
         filed upon the closing of the offering under the Registration Statement.
 3.4+    Bylaws of the Registrant, as in effect prior to the Registrant's reincorporation in Delaware.
 3.5+    Bylaws of the Registrant, as in effect immediately following the
         Registrant's reincorporation in Delaware.
 4.1+    Form of Lock-Up Agreement (included as Exhibit B to Exhibit 1.1).
 4.2+    Form of Common Stock Certificate.
 4.3+    Series A Preferred Warrant Purchase Agreement and Warrant between Dominion
         Ventures, Inc. and the Registrant dated May 10, 1993.
 4.4+    Series B Preferred Warrant Purchase Agreement and Warrant between Dominion
         Ventures, Inc. and the Registrant dated May 10, 1993.
 4.5+    Series C Preferred Warrant Purchase Agreement and Warrant between Dominion
         Ventures, Inc. and the Registrant dated June 10, 1994.
 4.6+    Series B Preferred Warrant Agreement between Comdisco, Inc. and the
         Registrant dated September 1, 1993.
 4.7+    Series C Preferred Warrant Agreement between Comdisco, Inc. and the
         Registrant dated September 1, 1993.
 5.1+    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 5.2+    Opinion of Lyon & Lyon, patent counsel for the Company (included as
         Exhibit C to Exhibit 1.1).
10.1+    Information and Registration Rights Agreement, dated June 29, 1994 as amended.
10.2+    1993 Amended Incentive Stock Plan.
10.3+    1996 Employee Stock Purchase Plan.
10.4+    1996 Director Option Plan.
10.5+    401(k) Plan.
10.6     Research and License Agreement between the Registrant and Ortho
         Pharmaceutical Corporation and the R.W. Johnson Pharmaceutical Research
         Institute dated October 24, 1995.
10.7+    Research and License Agreement between the Registrant and Ortho
         Pharmaceutical Corporation and the R.W. Johnson Pharmaceutical Research
         Institute dated October 24, 1995.
10.8+    Joint Research Agreement between the Registrant and Daiichi Pharmaceutical
         Co., Ltd. dated November 6, 1995.
10.9     Collaborative Research Agreement between the Registrant and Pfizer Inc dated March 1, 1996.

EXHIBIT
 NUMBER
- --------
10.10    License and Royalty Agreement between the Registrant and Pfizer Inc dated
         March 1, 1996.
10.11+   Master Lease Agreement between Dominion Ventures, Inc. and the Registrant, dated May 10, 1993, as amended on June 10, 1994 and November 22, 1994.
10.12+   Master Lease Agreement between the Registrant and Comdisco, Inc. dated
         September 1, 1993.
10.13+   Lease Agreement between the Registrant and Portola Land Company dated
         April 1993.
10.14+   Form of Indemnification Agreement between the Registrant and its Officers and Directors.
10.15+   Employment Agreement dated January 31, 1994 between the Registrant and
         James E. Rurka.
10.16+   Employment Agreement dated December 23, 1992 between the Registrant and
         Keith A. Bostian, Ph.D.
11.1+    Calculation of net income (loss) per share.
23.1     Consent of Ernst & Young L.L.P., independent auditors (see page II-7).
23.2+    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1).
23.3+    Consent of Lyon & Lyon, patent counsel for the Company (see page II-8).
24.1+    Power of Attorney (see page II-6).

- ---------------
 + Previously filed.

     (B) FINANCIAL STATEMENT SCHEDULES:

     All Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions, are inapplicable or because the information required thereby has been included in the financial statements of the Registrant.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such new securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 13th day of May, 1996.

                                          MICROCIDE PHARMACEUTICALS, INC.

                                          By: /s/  JAMES E. RURKA

                                            ------------------------------------
                                            President, Chief Executive Officer,
                                            and Director

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

               SIGNATURE                                  TITLE                       DATE
- ----------------------------------------    ----------------------------------    -------------
/s/  JAMES E. RURKA                         President, Chief Executive Officer     May 13, 1996
- ----------------------------------------    and Director (Principal Executive
James E. Rurka                              Officer)
/s/  MATTHEW J. HOGAN                       Chief Financial Officer (Principal     May 13, 1996
- ----------------------------------------    Financial and Accounting Officer)
Matthew J. Hogan
KEITH A. BOSTIAN*                           Chief Operating Officer and            May 13, 1996
- ----------------------------------------    Director
Keith A. Bostian, Ph.D.
JOSEPH S. LACOB*                            Chairman of the Board of Directors     May 13, 1996
- ----------------------------------------
Joseph Lacob
HUGH Y. RIENHOFF, JR.*                      Director                               May 13, 1996
- ----------------------------------------
Hugh Y. Rienhoff, Jr., M.D.
JON S. SAXE*                                Director                               May 13, 1996
- ----------------------------------------
Jon S. Saxe
DAVID SCHNELL*                              Director                               May 13, 1996
- ----------------------------------------
David Schnell, M.D.
L. JAMES STRAND*                            Director                               May 13, 1996
- ----------------------------------------
L. James Strand, M.D.
JOHN P. WALKER*                             Director                               May 13, 1996
- ----------------------------------------
John P. Walker
        *By: /s/ JAMES E. RURKA
    James E. Rurka,
   Attorney-in-fact

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the references to our firm under the captions "Experts" and "Selected Financial Data" and to the use of our report dated February 13, 1996 (except for the fourth paragraph of Note 8, as to which the date is April 5, 1996), in Amendment No. 3 to the Registration Statement (Form S-1 No. 333-02400) and related Prospectus of Microcide Pharmaceuticals, Inc. for the registration of 2,875,000 shares of its common stock.

                                                               ERNST & YOUNG LLP

Palo Alto, California
May 13, 1996

                               INDEX TO EXHIBITS

                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                        EXHIBITS                                      PAGE
- -------     ----------------------------------------------------------------------------
   1.1+     Form of Underwriting Agreement..............................................
   3.1+     Restated Articles of Incorporation of Microcide Pharmaceuticals, Inc., a
            California corporation, as in effect prior to the Registrant's reincorporation in Delaware.................................................
   3.2+     Restated Certificate of Incorporation of Microcide Pharmaceuticals, Inc., a
            Delaware corporation, as in effect immediately following the Registrant's reincorporation in Delaware.................................................
   3.3+     Form of Restated Certificate of Incorporation of the Registrant to be filed upon the closing of the offering under the Registration Statement...........
   3.4+     Bylaws of the Registrant, as in effect prior to the Registrant's reincorporation in Delaware.
   3.5+     Bylaws of the Registrant, as in effect immediately following the
            Registrant's reincorporation in Delaware....................................
   4.1+     Form of Lock-Up Agreement (included as Exhibit B to Exhibit 1.1)............
   4.2+     Form of Common Stock Certificate............................................
   4.3+     Series A Preferred Warrant Purchase Agreement and Warrant between Dominion
            Ventures, Inc. and the Registrant dated May 10, 1993........................
   4.4+     Series B Preferred Warrant Purchase Agreement and Warrant between Dominion
            Ventures, Inc. and the Registrant dated May 10, 1993........................
   4.5+     Series C Preferred Warrant Purchase Agreement and Warrant between Dominion
            Ventures, Inc. and the Registrant dated June 10, 1994.......................
   4.6+     Series B Preferred Warrant Agreement between Comdisco, Inc. and the
            Registrant dated September 1, 1993..........................................
   4.7+     Series C Preferred Warrant Agreement between Comdisco, Inc. and the
            Registrant dated September 1, 1993..........................................
   5.1+     Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.......
   5.2+     Opinion of Lyon & Lyon, patent counsel for the Company (included as Exhibit
            C to Exhibit 1.1)...........................................................
  10.1+     Information and Registration Rights Agreement, dated June 29, 1994 as amended.....................................................................
  10.2+     1993 Amended Incentive Stock Plan...........................................
  10.3+     1996 Employee Stock Purchase Plan...........................................
  10.4+     1996 Director Option Plan...................................................
  10.5+     401(k) Plan.................................................................
  10.6      Research and License Agreement between the Registrant and Ortho
            Pharmaceutical Corporation and the R.W. Johnson Pharmaceutical Research
            Institute dated October 24, 1995............................................
  10.7+     Research and License Agreement between the Registrant and Ortho
            Pharmaceutical Corporation and the R.W. Johnson Pharmaceutical Research
            Institute dated October 24, 1995............................................
  10.8+     Joint Research Agreement between the Registrant and Daiichi Pharmaceutical
            Co., Ltd. dated November 6, 1995............................................
  10.9      Collaborative Research Agreement between the Registrant and Pfizer Inc dated
            March 1, 1996...............................................................
  10.10     License and Royalty Agreement between the Registrant and Pfizer Inc dated
            March 1, 1996...............................................................
 10.11+     Master Lease Agreement between Dominion Ventures, Inc. and the Registrant, dated May 10, 1993, as amended on June 10, 1994 and November 22, 1994.......
 10.12+     Master Lease Agreement between the Registrant and Comdisco, Inc. dated
            September 1, 1993...........................................................

                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                        EXHIBITS                                      PAGE
- -------     ----------------------------------------------------------------------------
 10.13+     Lease Agreement between the Registrant and Portola Land Company dated April
            1993........................................................................
 10.14+     Form of Indemnification Agreement between the Registrant and its Officers and Directors...............................................................
 10.15+     Employment Agreement dated January 31, 1994 between the Registrant and James
            E. Rurka....................................................................
 10.16+     Employment Agreement dated December 23, 1992 between the Registrant and
            Keith A. Bostian, Ph.D. ....................................................
  11.1+     Calculation of net income (loss) per share..................................
  23.1      Consent of Ernst & Young L.L.P., independent auditors (see page II-7).......
  23.2+     Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
            (included in Exhibit 5.1)...................................................
  23.3+     Consent of Lyon & Lyon, patent counsel for the Company (see page II-8)7
  24.1+     Power of Attorney (see page II-6)...........................................

- ---------------

 + Previously filed.